As confidentially submitted to the Securities and Exchange Commission on August 5, 2013

Registration Statement No. 333 -

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1 to

FORM S-11

FOR REGISTRATION
UNDER
THE SECURITIES ACT OF 1933
OF CERTAIN REAL ESTATE COMPANIES

ETRE REIT, LLC
(Exact name of registrant as specified in its governing instruments)

ETRE REIT, LLC
44 Wall Street

New York, New York 10005
Tel (212) 388-6850

(Address, including Zip Code, and Telephone Number, including Area Code, of Registrant's Principal Executive Offices)

Copies to:

Jay L. Bernstein, Esq. Per Chilstrom, Esq. Clifford Chance US LLP 31 West 52nd Street New York, New York 10019 Tel (212) 878‑8000 Fax (212) 878‑8375

Approximate date of commencement of proposed sale to the public:  As soon as practicable after the effective date of this registration statement.

If any of the Securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post‑effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post‑effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non‑accelerated filer, or a smaller reporting company.  See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b‑2 of the Exchange Act.  (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☐

(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(1)
Series A-1 common shares........................................................	$	$

(1)             Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended.

(2)             Includes the offering price of Series A-1 common shares that may be purchased by the underwriters upon the exercise of their over-allotment option.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed.   We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is declared effective.   This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, Dated  August 5, 2013

ETRE REIT, LLC

Series A-1 Common Shares
Representing Series A-1 Limited Liability Company Interests

We are a newly organized Delaware series limited liability company that has been formed to permit public investment in individual commercial real estate properties, each of which will be held in a separate series of limited liability company interests, or Series, that we intend to establish.  As a series limited liability company, the assets and liabilities of each Series will be segregated from each other pursuant to Delaware law.  We intend for each Series to elect and qualify to be taxed as a separate real estate investment trust, or REIT, for U.S. federal income tax purposes, commencing with the first taxable year ending after the initial public offering for that Series has been completed.

This is the initial public offering of our Series A-1 common shares, representing limited liability company interests of Series A-1 of our company, or the A-1 Series.  We are only selling the Series A-1 common shares in this offering.  This Series has been established to permit public investment in an office building located in Manhattan, New York, or the Property, which will be held by the A-1 Series.  We are currently negotiating to acquire the Property.  We will not commence the marketing of this offering until the Property has been placed under a binding purchase and sale agreement and information about the Property has been included in this prospectus.

The A-1 Series and each of our other Series will be externally advised by ETRE Asset Management, LLC, a Delaware limited liability company, or our Advisor, a recently formed subsidiary of ETRE Financial, LLC, which, together with its subsidiaries, we refer to as ETRE.

We currently anticipate that the initial public offering price will be between $        and $           per Series A-1 common share, representing an equivalent value of between $        and $        per rentable square foot of the Property.

Prior to this offering, there has been no public market for our Series A-1 common shares.  We intend to apply to have our Series A-1 common shares listed on NASDAQ Select Market, or the NASDAQ, under the symbol "      ."

We intend for the A-1 Series to elect and qualify to be taxed as a REIT for U.S. federal income tax purposes, commencing with its taxable year ending December 31, 2013.  To assist the A-1 Series in qualifying as a REIT for U.S. federal income tax purposes, our operating agreement, subject to certain exceptions, contains restrictions on the number of Series A-1 common shares and the number of shares of the A-1 Series that a person may own.  Our operating agreement provides that generally no person may own, or be deemed to own by virtue of the attribution provisions of the Internal Revenue Code, either more than 9.8% in value or in number of Series A-1 common shares, whichever is more restrictive, of the outstanding Series A-1 common shares, or more than 9.8% in value or in number of shares, whichever is more restrictive, of the outstanding shares of the A-1 Series.

We are an "emerging growth company" as defined in the Jumpstart Our Business Startups Act.  Investing in our Series A-1 common shares involves risks.  See "Risk Factors" beginning on page 13 of this prospectus for a discussion of the following and other material risks of investing in our Series A-1 common shares:

•                     The A-1 Series will hold a non-diversified investment.

•                     We are employing a novel business model, which may make an investment in the A-1 Series difficult to evaluate.

•                     We may not be able to successfully operate the Property  or generate sufficient operating cash flows to make or sustain distributions to holders of our Series A-1 common shares.

•                     If we are unable to timely complete the purchase of the Property by the A-1 Series or at all, the A-1 Series will have no immediate designated use for substantially all of the net proceeds of this offering, we may experience delays in locating and securing an attractive alternative investment and the A-1 Series will have incurred substantial expenses without the holders of Series A-1 common shares realizing the expected benefits.

•                     We are dependent on our Advisor for the success of each Series and upon its access to ETRE's investment professionals and contractors.  We may not find a suitable replacement for our Advisor if the applicable advisory agreements are terminated, or if key personnel leave the employment of ETRE or otherwise become unavailable to us.

•                     Potential conflicts of interest may arise among our Advisor and its affiliates, on the one hand, and our company and our shareholders, on the other hand.

•                     The Property is located in Manhattan, and adverse economic or regulatory developments in this area could materially and adversely affect the A-1 Series.

•                     Our shareholders do not elect our board of directors or the managing member of our company and have limited ability to influence decisions regarding the businesses of the Series.

•                     The shareholders of the A-1 Series will have limited voting rights and will be bound by a majority vote.

•                     Failure of each Series to be classified as a separate entity for U.S. federal income tax purposes could adversely affect the timing, amount and character of distributions to a holder of Series A-1 common shares.

•                     The failure of the A-1 Series to qualify as a REIT would subject it to U.S. federal income tax and applicable state and local taxes, which would reduce the amount of cash available for distribution to holders of the Series A-1 common shares.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus.  Any representation to the contrary is a criminal offense.

	Per Series A-1 Common Share	Per Property Square Foot	Total
Public offering price..................................................................	$	$	$
Underwriting discounts and commissions.................................	$	$	$
Proceeds, before expenses, to the A-1 Series............................	$	$	$

We have granted the underwriters the right to purchase up to an additional           Series A-1 common shares from us at the initial public offering price, less the underwriting discount, within 30 days after the date of this prospectus to cover over-allotments, if any.

The underwriters expect to deliver the Series A-1 common shares on or about              , 2013.

The date of this prospectus is             , 2013.

[PICTURE, TEXT AND/OR GRAPHICS FOR INSIDE COVER TO COME]

Market Data

We use market data and industry forecasts and projections throughout this prospectus.  We have obtained substantially all of this information from Jones Lang LaSalle, a nationally recognized real estate consulting firm, and Cushman and Wakefield a nationally recognized real estate consulting firm.  In addition, we have obtained certain market and industry data from publicly available industry publications.  These sources generally state that the information they provide has been obtained from sources believed to be reliable, but that the accuracy and completeness of the information are not guaranteed.  The forecasts and projections are based on industry surveys and the preparers' experience in the industry, and there is no assurance that any of the projected amounts will be achieved.  We believe that the surveys and market research others have performed are reliable, but we have not independently verified this information.

Definitions

A-1 Series	Represents the series of ETRE REIT, LLC that is the exclusive owner of the Property A-1 Subsidiary which will be the owner of the Property upon completion of this offering.
Advisor	ETRE Asset Management, LLC, a Delaware limited liability company and a wholly-owned subsidiary of ETRE Financial, LLC, which will externally manage and advise the A-1 Series and each other Series.
common shares	Common shares of limited liability company interests in a Series.
Delaware LLC Act	Delaware Limited Liability Company Act.
DGCL	Delaware General Corporation Law.
ETRE	ETRE Financial, LLC and its subsidiaries.
Exchange Act	Securities Exchange Act of 1934, as amended.
Internal Revenue Code	Internal Revenue Code of 1986, as amended.
JOBS Act	Jumpstart Our Business Startups Act.
managing member	ETRE Financial, LLC, as the managing member of our company.
Other Property common shares	Common shares of the Other Property Series.
Other Property Series	New Series that our company will establish in the future to acquire and participate exclusively in the economic returns derived from interests in other real properties.
Other Property Subsidiaries	Wholly-owned subsidiaries of Other Property Series that our company will organize in the future to be the owners of real property to be acquired by such Other Property Series.
preferred shares	A class or series of preferred shares of limited liability company interests in a Series.
Property	An office building located in Manhattan, New York, which will be acquired and held by the A-1 Series following the completion of this offering.
Property A-1 Subsidiary	ETRE Property A-1, LLC, a Delaware limited liability company, which is a wholly-owned subsidiary of the A-1 Series and will be the owner of the Property upon completion of this offering.
Property common shares	The Series A-1 common shares and the Other Property common shares.
Property Manager	Jones Lang LaSalle, the property manager of the Property.
Property Series	The A-1 Series and the Other Property Series.
Property Subsidiaries	The Property A-1 Subsidiary and the Other Property Subsidiaries.
REIT	A real estate investment trust for U.S. federal income tax purposes.
Securities Act	Securities Act of 1933, as amended
Series	A series of limited liability company interests of our company, the assets and liabilities of which will be segregated from each other Series pursuant to Delaware law.
Series A-1 common shares	Series A-1 common shares of limited liability company interests of the A-1 Series.

Prospectus Summary

This summary highlights some of the information in this prospectus.  It does not contain all of the information that you should consider before investing in our Series A-1 common shares.  You should read carefully the detailed information set forth under "Risk Factors" and the other information included in this prospectus.  Except where the context suggests otherwise, the terms "company," "we," "us" and "our" refer to ETRE REIT, LLC, a Delaware series limited liability company, together with its consolidated subsidiaries, including ETRE Property A-1, LLC, a Delaware limited liability company, which we refer to as the "Property A-1 Subsidiary"; references in this prospectus to "our Advisor" refer to ETRE Asset Management, LLC, a Delaware limited liability company and a subsidiary of ETRE Financial, LLC; and references in this prospectus to "ETRE" refer to ETRE Financial, LLC and its subsidiaries.  Unless indicated otherwise, the information in this prospectus assumes (1) the Series A-1 common shares to be sold in this offering are to be sold at $            per share, which is the midpoint of the initial public offering price range shown on the cover page of this prospectus, and (2) no exercise by the underwriters of their over-allotment option to purchase up to an additional          Series A-1 common shares.

Overview

We are a newly organized Delaware series limited liability company that has been formed to permit public investment in individual commercial real estate properties, each of which will be held in a separate series of limited liability company interests, or Series, that we intend to establish.  As a series limited liability company, the assets and liabilities of each Series will be segregated from each other pursuant to Delaware law.  We intend for each Series to elect and qualify to be taxed as a separate real estate investment trust, or REIT, for U.S. federal income tax purposes, commencing with the first taxable year ending after the initial public offering for that Series has been completed.

This is the initial public offering of our Series A-1 common shares, representing limited liability company interests of Series A-1 of our company, or the A-1 Series.  We are only selling the Series A-1 common shares in this offering.  This Series has been established to permit public investment in an office building located in Manhattan, New York, or the Property, which will be held by the A-1 Series.

We are currently negotiating to acquire the Property.  We are targeting for acquisition Class A and Class B office buildings comprising at least 100,000 rentable square feet that represent a potential purchase value of between $100.0 million and $500.0 million.  We will not commence the marketing of this offering until the Property has been placed under a binding purchase and sale agreement and information about the Property has been included in this prospectus.  Shortly after the completion of this offering, we expect the A-1 Series to complete the acquisition of the Property.

Following the completion of this acquisition, the objective of the A-1 Series will be to maximize total returns to holders of the Series A-1 common shares through the payment of consistent cash distributions and the achievement of long-term capital appreciation in the Property.

Each of our Series, including the A-1 Series, will be externally managed and advised by ETRE Asset Management, LLC, or our Advisor, a recently formed subsidiary of ETRE Financial, LLC.  Through our Advisor, we intend to utilize and leverage the extensive expertise and extensive network of relationships of ETRE and its management team.

We intend to provide investors with price-per-square foot information regarding the Series A-1 common shares.

We intend to elect and qualify each Series, including the A-1 Series, as a REIT under the Internal Revenue Code commencing with, in the case of the A-1 Series, its taxable year ending December 31, 2013.

Our Advisor and ETRE

 Our Advisor is a subsidiary of ETRE.  Pursuant to the terms of an advisory agreement between the A-1 Series and our Advisor, our Advisor will be responsible for administering the business activities and day-to-day operations of the A-1 Series and will provide it with a management team and appropriate support personnel. Our Advisor will at all times be subject to the supervision and oversight of our board of directors and has only such functions and authority as we delegate to it. We do not expect to have employees.

Our Advisor has access to ETRE's senior management team which has extensive experience in identifying, acquiring, financing, analyzing and managing commercial real estate investments, as well as a broad spectrum of other investments related to commercial real estate. Each of the ETRE team members has at least ten years of commercial real estate investment experience.

The Property

 The Property will be an office building located in Manhattan.  We are targeting for acquisition Class A and Class B office buildings comprising at least 100,000 rentable square feet that represent a potential purchase value of between $100.0 million and $500.0 million.  The property we are reviewing contains both office space, as well as retail space on its ground floor and/or lower levels, and has a broad tenant base.  We are targeting for acquisition other similar opportunities.  We are primarily focused on fee owned properties, although we may determine to acquire a leasehold owned property if we believe the building presents an attractive acquisition opportunity.   We may acquire a 100% interest in the Property or a smaller interest from the seller; however, we intend to obtain control of the Property's business and operations.

Manhattan Office Market Overview

Manhattan is by far the largest office market in the United States measured by total rentable square footage, containing more rentable square feet than the next five largest central business district office markets combined.  Manhattan has a office space of 391.0 million square feet, including 241.5 million square feet in Midtown (the area between 65th Street and 30th Street).

Market conditions remained stable in 2012 as vacancy and asking rents for the fourth quarter of 2012 saw little change. Manhattan had a significant increase in sublease space for nine of the 12 months, particularly in Midtown, which at 10.3% had the highest overall vacancy rate of the three major markets, comprised of Midtown, Midtown South (the area between 30th Street and Canal Street to the Manhattan Bridge) and Downtown (the area below Canal Street to the Manhattan Bridge). Despite the overall increase in sublease space, strong fourth quarter Midtown and Downtown leasing helped to absorb some of the sublease availabilities placed on the market earlier in the year. Despite increased leasing activity late in the fourth quarter of 2012, overall Manhattan vacancies rose in the fourth quarter of 2012 and absorption for the year ended December 31, 2012 was negative.

Demand for Midtown top-quality, "trophy" office  space decreased for the first time since 2009 with asking rents down 5.5% for the year ended December 31, 2012 to $84.96 per square foot, as hedge fund demand, in particular, diminished. Asking rents for Midtown Class A office space were at $72.78 per square foot, a 2.8% increase from the year ended December 31, 2011.

In contrast, Midtown South, which is consistently one of the markets exhibiting the most demand in the country, had its most active quarter of the year for large blocks, with seven deals of more than 50,000 square feet recorded, with fashion, education, advertising and biotechnology tenants being a significant portion of Midtown South's top deals by price per square foot of 2012.

In Downtown, large blocks of high-quality space were delivered or returned to the market, including World Trade Center and World Financial Center, resulting in increases in vacancy for both the quarter and the year ended December 31, 2012. Class A office vacancy rates reached 14.3% in the fourth quarter spurred by long-awaited blocks of more than 3.0 million square feet at two and four World Financial Center.

New York City Economic Overview

New York City outperformed the United States as a whole in employment growth despite continued weakness in the financial services sector. According to New York City's Office of Management and Budget, total employment grew 1.8% in 2012. In contrast, financial services, which is still the largest driver of the Manhattan office market, grew less than 1%. Worldwide political uncertainties, including future tax, spending and regulatory changes, are largely cited as reasons for the weakness.

The disruption caused by Hurricane Sandy drove employment in New York City lower in the fourth quarter of 2012. In November 2012, payroll employment declined by almost 23,000 jobs.  While the financial services sector lost 600 jobs in the first 11 months of 2012, this decline has been offset by healthy growth in the professional and business services sector largely due to technology employment. High-tech employment grew 4.3%, but remains a small portion of the overall Manhattan job base.  New York City's economy is expected to grow modestly in the coming year.

Manhattan Investment Sales Market

The investment sales market continued to achieve peak pricing through the fourth quarter of 2012. Manhattan sales volume (comprising transactions in excess of $10.0 million) started off slowly the first quarter of 2012, but each successive quarter saw an increased sales volume, with $11.7 billion in sales closing the fourth quarter (compared to $4.9 billion in the third quarter), as investors sought to close transactions before year-end.  With $24.8 billion of transactions closed in 2012 (comprising transactions in excess of $10.0 million), these numbers are on par with 2011's total of $25 billion. The first half of 2012 saw $8.2 billion in closed transactions, compared to $16.6 billion of sales volume in the second half of 2012. There is demand for all product types, and a notable decline in availability of large deals. While there have been more transactions in 2012 than in 2011, only four transactions were above $500.0 million, while 2011 saw ten transactions above $500.0 million.

MANHATTAN LEASING MARKET

Current Office Market Statistics

Fourth Quarter, 2012

MARKET SEGMENT	INVENTORY (R.S.F.)	VACANCY	ASKING RENT
Midtown Class A	169,327,418	12.3%	$72.78
Midtown Class B	103,789,108	10.9%	$50.14
Midtown Overall	273,116,526	11.7%	$64.97
Downtown Class A	63,943,443	14.3%	$51.31
Downtown Class B	37,232,311	9.1%	$35.99
Downtown Overall	101,175,754	12.4%	$47.17
Midtown South Class A	15,268,817	9.6%	$70.15
Midtown South Class B	48,615,545	6.5%	$49.45
Midtown South Overall	63,884,362	7.2%	$56.44
MANHATTAN OVERALL	438,176,642	11.2%	$59.44

Business Strategy

The objective of the A-1 Series is to maximize total returns to holders of the Series A-1 common shares through the payment of consistent cash distributions and the achievement of long-term capital appreciation in the Property.

To achieve this objective, our Advisor intends to maximize the cash flow from the Property by:

·                     increasing occupancy levels;

·                     realizing contractual increases in rent under existing leases;

·                     increasing rental rates for tenants with below-market leases upon renewal;

·                     managing operating expenses; and

·                     improving the Property.

Our Advisor further intends to maximize value through the active asset management of the Property.  Our Advisor will actively participate with Jones Lang LaSalle, or the Property Manager, in various aspects of the operations of the Property, including positioning and repositioning, operations analysis, physical design, renovation, capital improvements, tenant experience and overall strategic direction.

Our Financing Strategy

Although our governing documents contain limitations related to certain types of debt financing and cross-subsidiary guarantees, in general, these limitations do not limit the amount of indebtedness that the A-1 Series may incur.  We expect for the A-1 Series to maintain a flexible capital structure and intend to target the sum of the outstanding principal amount of its consolidated indebtedness and the liquidation preference or redemption feature of any outstanding preferred shares to approximately        % of the cost basis of the A-1 Series' total assets.  Our board of directors will periodically review this target and may modify or eliminate it without the approval of holders of the Series A-1 common shares.

We will consider a number of factors when evaluating the A-1 Series' level of indebtedness and making financial decisions, including, among others, the following:

·                     the interest rate of the proposed financing;

·                     the extent to which the financing impacts the flexibility with which our Advisor asset manages the Property;

·                     prepayment penalties and restrictions on refinancing;

·                     our long-term objectives with respect to the financing;

·                     the A-1 Series' target investment returns;

·                     the ability of the Property to generate cash flow sufficient to cover expected debt service payments;

·                     overall level of consolidated indebtedness;

·                     timing of debt maturities;

·                     provisions that require recourse;

·                     corporate credit ratios, including debt service or fixed charge coverage, debt to EBITDA, debt to total market capitalization and debt to undepreciated assets; and

·                     the overall ratio of fixed- and variable-rate debt.

Property Manager

Our Advisor intends to subcontract property management of the Property to Jones Lang LaSalle.  Jones Lang LaSalle's approach to property management will be built around reduced risk, improved tenant retention, enhanced long-term asset values and reduced operating costs, while maintaining a superior work environment for tenants and creating a management experience to match the quality of the Property. Through innovative and rigorous property management strategies as well as client-focused day-to-day management, Jones Lang LaSalle will seek to maintain high levels of occupancy and tenant satisfaction, and will provide engineering services, cost containment, accounting, energy management and sustainability practices that will allow for operational and financial efficiency.

On a global level, Jones Lang LaSalle provides on-site management services to real estate owners for office, industrial, retail and specialty properties, and seeks to leverage its market share and buying power and apply proven programs, procedures and technologies to deliver superior service to its clients. In 2011, Jones Lang LaSalle provided property and facility management services for office, retail, mixed-use and industrial properties totaling approximately 2.1 billion square feet across the globe.

Jones Lang LaSalle provides property and facilities management services throughout the New York Tri-state area to clients including Mutual of America, JPMorgan Chase, Boston Properties, MetLife, Deutsche Bank, Goldman Sachs and Morgan Stanley with an aggregate portfolio size in excess of 63.0 million square feet.

The A-1 Series will reimburse our Advisor for the fees, costs and expenses of Jones Lang LaSalle.

Summary Risk Factors

An investment in our Series A-1 common shares involves various risks.  You should consider carefully the risks discussed below and under "Risk Factors" before purchasing our Series A-1 common shares.  If any of the following risks occur, the business, financial condition or results of operations of the A-1 Series could be materially and adversely affected.  In that case, the trading price of our Series A-1 common shares could decline and you may lose some or all of your investment.

·                     The A-1 Series will hold a non-diversified investment.

·                     We are employing a novel business model, which may make an investment in the A-1 Series difficult to evaluate.

·                     We may not be able to successfully operate the Property or generate sufficient operating cash flows to make or sustain distributions to the holders of Series A-1 common shares.

·                     If we are unable to timely complete the purchase of the Property by the A-1 Series or at all, we will have no immediate designated use for substantially all of the net proceeds of this offering, we may experience delays in locating and securing an attractive alternative investment and we will have incurred substantial expenses without the holders of Series A-1 common shares realizing the expected benefits.

·                     The A-1 Series' investment, leasing and other operational policies are subject to revision from time to time in our board's discretion, which could diminish shareholder returns below expectations.

·                     The A-1 Series' debt service obligations could adversely affect its overall operating results, may jeopardize the A-1 Series' qualification as a REIT and could adversely affect the ability of the A-1 Series to make distributions to the holders of our Series A-1 common shares and the market price of our Series A-1 common shares.

·                     If the A-1 Series is unable to repay its debt obligations in the future, it may be forced to refinance debt or dispose of or further encumber the Property, which could adversely affect distributions to the holders of our Series A-1 common shares.

·                     Failure to hedge effectively against interest rate changes may adversely affect the A-1 Series' results of operations and its ability to make distributions to the holders of the Series A-1 common shares.

·                     We depend on our Advisor for the success of each Series and upon its access to ETRE's investment professionals and contractors.  We may not find a suitable replacement for our Advisor if the applicable advisory agreements are terminated, or if key personnel leave the employment of ETRE or otherwise become unavailable to us.

·                     The advisory agreement related to the A-1 Series was negotiated between related parties and its terms, including fees payable to our Advisor, may not be as favorable to the A-1 Series as if they had been negotiated with an unaffiliated third party.

·                     The termination of the advisory agreement related to the A-1 Series is generally limited to cause and certain disposition events related to the Property, which may make it difficult or costly to end our relationship with our Advisor in respect of the A-1 Series.

·                     Potential conflicts of interest may arise among our Advisor and its affiliates, on the one hand, and our company and our shareholders, on the other hand.

·                     The Property is located in Manhattan, and adverse economic or regulatory developments in this area could materially and adversely affect the A-1 Series.

·                     We may be unable to renew leases, lease vacant space or re-lease space on favorable terms or at all as leases expire, which could materially and adversely affect the A-1 Series' financial condition, results of operations and cash flow.

·                     The bankruptcy or insolvency of a major tenant also may adversely affect the income produced by the Property.

·                     We may not be able to control the A-1 Series' operating costs, or the A-1 Series' expenses may remain constant or increase, even if income from the Property decreases, causing the A-1 Series' results of operations to be adversely affected.

·                     Our shareholders do not elect our board of directors or the managing member of our company and have limited ability to influence decisions regarding the businesses of the Series.

·                     The shareholders of the A-1 Series will have limited voting rights and will be bound by a majority vote.

·                     We have not established a minimum distribution payment level and we may be unable to generate sufficient cash flows from our operations to make distributions to holders of Series A-1 common shares at any time in the future.

·                     Failure of each Series to be classified as a separate entity for U.S. federal income tax purposes could adversely affect the timing, amount and character of distributions to a holder of Series A-1 common shares.

·                     The failure of the A-1 Series to qualify as a REIT would subject it to U.S. federal income tax and applicable state and local taxes, which would reduce the amount of cash available for distribution to holders of the Series A-1 common shares.

Our Structure

We were formed as a Delaware series limited liability company on April 22, 2013.  The following chart shows our anticipated structure after giving effect to this offering:

(1)       ETRE Financial, LLC is the managing member of our company, and is the managing member, and controls 100%, of ETRE Asset Management, LLC, our Advisor.

(2)       After giving effect to this offering, 100% of the Series A-1 common shares outstanding will be initially held by investors in this offering.

(3)       We intend to establish additional Series in the future to hold interests in other real properties.  The Series A-1 common shares being sold in this offering will not represent interests in any such future Series.

Our Advisory Agreement

The A-1 Series will be externally managed and advised by our Advisor, a recently formed subsidiary of ETRE Financial, LLC.  Pursuant to the terms of an advisory agreement between the A-1 Series and our Advisor, our Advisor will be responsible for administering the business activities and day-to-day operations of the A-1 Series and will provide it with a management team and appropriate support personnel.  Subject to the supervision and oversight of our board of directors, our Advisor will be responsible for supervising all aspects of real property operations, including the selection of property managers, tenant leasing, property financing, construction and renovations, budgeting, cash management and insurance, and for other functions and authority delegated to it by our board of directors.  Each of our Series will be externally managed and advised by our Advisor and we expect that each Series which we establish from time to time will enter into an advisory agreement on similar terms and conditions.

The A-1 Series will enter into the advisory agreement with our Advisor effective upon the closing of this offering.  Our Advisor will be responsible for, among other duties: (1) performing all of the A-1 Series' day-to-day management and administrative functions, (2) subject to the restrictions in our operating agreement related to debt financing and cross-subsidiary guarantees, arranging for financings and refinancings, (3) performing asset management duties (including leasing and service contracts) and (4) performing financial and accounting services.  Our Advisor may subcontract any or all of its responsibilities under the advisory agreement relating to the operation, administration or management of the Property, including property management and leasing and other real property operations.  Our Advisor intends to subcontract property management of the Property to Jones Lang LaSalle.

The advisory agreement will have an indefinite term, but may be terminated by our Advisor or the A-1 Series under certain circumstances. In particular, the A-1 Series may terminate the advisory agreement with our Advisor for cause at any time with 30 days prior written notice from our board of directors. Termination for unsatisfactory financial performance does not constitute "cause" under the advisory agreement. See "Our Advisor and the Advisory Agreement î º Advisory Agreement." In addition, following either (a) a distribution to holders of, or redemption of, outstanding Series A-1 common shares in connection with a disposition of all or substantially all of the A-1 Series' interest in the Property A-1 Subsidiary or the Property A-1 Subsidiary's interest in the Property as described under "Description of Series A-1 Common Shares—Redemption—Redemption in Connection with Sale of Property A-1 Subsidiary or Property" or (b) a redemption of outstanding Series A-1 common shares pursuant to our tender offer policy as described under "Description of Series A-1 Common Shares – Tender Offer Policy as to Series A-1 Common Shares (which we refer to, in each case, as a "Property Sale"), the advisory agreement may be terminated at the option of either party.

 The following table summarizes the fees and expense reimbursements that the A-1 Series will pay to our Advisor:

Type	Description	Payment
Advisory Fee

0.75% per annum of the A-1 Series' Total Capitalization, which is equal to the sum of the A-1 Series' total debt, members' capital, retained earnings and noncontrolling interests in the Property Subsidiary at the end of the month.

Monthly in cash.
Disposition Fee	1.00% of the A-1 Series' Total Capitalization at the end of the month immediately preceding a Property Sale.	Following a Property Sale, in cash
Expense reimbursement

Reimbursement of expenses related to the A-1 Series incurred by our Advisor, including legal, accounting, due diligence and other services. The A-1 Series will not reimburse our Advisor or its affiliates for the salaries and other compensation of their personnel to the extent that such personnel perform services for which our Advisor receives the advisory fee.

The A-1 Series will not be responsible for the fees, costs and expenses of any entity to which the Advisor subcontracts any or all of its asset management responsibilities under the advisory agreement. However, the A-1 Series will reimburse our Advisor for the fees, costs and expenses of Jones Lang LaSalle. Our Advisor will pay Jones Lang LaSalle property management fees equal to between ___% of gross property revenues.

Monthly in cash.

Conflicts of Interest

Conflicts of interest exist and may arise in the future as a result of the relationships between our Advisor and its affiliates (including ETRE Financial, LLC, the managing member of our company), on the one hand, and us, each Series and our shareholders, on the other hand.

Our operating agreement provides that the real property, affairs and business of each Series, including the A-1 Series, will be managed under the direction of our single board of directors.  ETRE Financial, LLC, as the managing member of our company, will have the sole right to nominate, elect and remove the members of our board of directors.  Our operating agreement provides that the managing member, in exercising its rights in its capacity as the managing member, will be entitled to consider only such interests and factors as it desires, including its own interests, and will have no duty or obligation (fiduciary or otherwise) to give any consideration to any interest of or factors affecting us, any Series or any of our shareholders and will not be subject to any different standards imposed by our operating agreement, the Delaware Limited Liability Company Act (or the Delaware LLC Act) or under any other law, rule or regulation or in equity.  Accordingly, shareholders will have no rights to nominate, elect or remove members of our board of directors and the managing member will not be obligated to act in the best interests of our company, any Series or any of our shareholders when nominating, electing or removing members of our board of directors.  These modifications of fiduciary duties are expressly permitted by Delaware law.

We do not expect to have any employees and we will rely completely on our Advisor to provide each Series, including the A-1 Series, with asset management and advisory services.  The advisory agreement with our Advisor related to the A-1 Series was negotiated between related parties and its terms, including fees, expense reimbursements and other amounts payable to our Advisor, may not be as favorable to the A-1 Series as if the agreement had been negotiated at arm's length between unaffiliated third parties.  In addition, we may choose not to enforce, or to enforce less vigorously, the rights of the A-1 Series under the advisory agreement because of our desire to maintain our ongoing relationship with our Advisor, including both our ongoing relationship related to the A-1 Series as well as the other Series we expect to establish in the future.

Certain of our officers and directors  also serve or may serve as officers, directors or employees of ETRE as well as other ETRE sponsored vehicles and other companies unaffiliated with ETRE.  Accordingly, the ability of these persons to engage in other business activities may reduce the time they spend managing our business, including the business of the A-1 Series.  In addition, these persons may have obligations to those entities, the fulfillment of which might not be in the best interests of us, any Series or any of our shareholders.

Moreover, our officers and directors will serve as officers and directors for, and our Advisor and ETRE's personnel will manage, any other Series we establish in the future.  The A-1 Series and any other Series we establish in the future may have overlapping investment strategies and objectives, and our board of directors, our officers and our Advisor may face conflicts of interest in allocating sale, financing, leasing and other business opportunities among the real properties owned by the different Series.  Our board of directors has adopted an inter-series relationship, conflicts of interest and opportunity allocation policy (which we refer to as the Inter-Series Policy), which is administered by our Advisor and has been designed to govern the operating relationships among the Series, address conflicts of interest among the Series and promote the fair allocation of sale, financing, leasing and other business opportunities among the real properties owned by the different Series.  See "Management—Inter-Series Relationship, Conflicts of Interest and Opportunity Allocation Policy."  The Inter-Series Policy provides our Advisor with significant flexibility with respect to its ability to make decisions and pursue actions involving conflicts of interest among the Series. Given the significant flexibility afforded our Advisor to resolve such conflicts of interest, our Advisor may resolve conflicts of interests pursuant to the Inter-Series Policy in a manner that holders of Series A-1 common shares may not believe to be in their best interests or in the best interests of the A-1 Series. Neither holders of our Series A-1 common shares nor the A-1 Series will have any recourse against our Advisor if our Advisor satisfies its obligations under the advisory agreement with the A-1 Series.

The nominating and corporate governance committee of our board of directors will review specific matters that our Advisor believes may involve conflicts of interest and that are not otherwise addressed by the
Inter-Series Policy.  These conflicts of interest may include conflicts between the interests of our company or any Series, on the one hand, and the interests of our Advisor and its affiliates, on the other hand.  The nominating and corporate governance committee will determine whether the resolution of any conflict of interest submitted to it is fair and reasonable to us and our shareholders.  If our Advisor obtains such approval of any matter, such matter will be conclusively deemed to be fair and reasonable to us and our shareholders and not a breach by us of any duties that we may owe to our shareholders.  This is different from the situation with Delaware corporations, where a conflict resolution by a committee consisting solely of independent directors may, in certain circumstances, merely shift the burden of demonstrating unfairness to the plaintiff.  If you purchase Series A-1 common shares, you will be treated as having consented to the provisions set forth in the operating agreement, including provisions regarding conflicts of interest situations that, in the absence of such provisions, might be considered a breach of fiduciary or other duties under applicable state law.

We do not have a policy that expressly prohibits our directors, officers, security holders or affiliates from engaging for their own account in business activities of the types conducted by us.  However, our code of business conduct and ethics prohibits our directors and executive officers, as well as employees of our Advisor or ETRE who provide services to us, from engaging in any transaction that involves an actual conflict of interest with us and that is not otherwise addressed by the Inter-Series Policy without the approval of the nominating and corporate governance committee.

REIT Qualification

In connection with this offering, we intend for the A-1 Series to elect and qualify to be taxed as a REIT under the Internal Revenue Code commencing with its taxable year ending December 31, 2013.  We believe that the A-1 Series has been organized in conformity with the requirements for qualification and taxation as a REIT under the Internal Revenue Code, and that its intended manner of operation will enable it to meet the requirements for qualification and taxation as a REIT.  To qualify as a REIT, the A-1 Series must meet on a continuing basis, through its organization and actual investment and operating results, various requirements under the Internal Revenue Code relating to, among other things, the sources of its gross income, the composition and values of its assets, its distribution levels and the diversity of ownership of its shares.  If the A-1 Series fails to qualify as a REIT in any taxable year and does not qualify for certain statutory relief provisions, it will be subject to U.S. federal income tax at regular corporate rates and may be precluded from qualifying as a REIT for the subsequent four taxable years following the year during which it failed to qualify as a REIT.  Even if the A-1 Series qualifies for taxation as a REIT, it may be subject to certain U.S. federal, state and local taxes on its income or property.  Any distributions paid by the A-1 Series generally will not be eligible for taxation at the preferential U.S. federal income tax rates that currently apply to certain distributions received by individuals from taxable corporations.

Restrictions on Ownership of our Series A-1 Common Shares

To assist the A-1 Series in qualifying as a REIT, our operating agreement, subject to certain exceptions, contains restrictions on the number of Series A-1 common shares and the number of shares of the A-1 Series that a person may own.  Our operating agreement provides that generally no person may own, or be deemed to own by virtue of the attribution provisions of the Internal Revenue Code, either more than 9.8% in value or in number of Series A-1 common shares, whichever is more restrictive, of the outstanding Series A-1 common shares, or more than 9.8% in value or in number of shares, whichever is more restrictive, of the outstanding shares of the A-1 Series.  Our board of directors may, in its sole discretion, waive the 9.8% ownership limit with respect to a particular holder of Series A-1 common shares; provided, however, that our board of directors may only waive the 9.8% ownership limit after it is presented with evidence satisfactory to it that such ownership will not then or in the future jeopardize the A-1 Series' qualification as a REIT.

Our operating agreement also prohibits any person from, among other things:

·                     beneficially or constructively owning Series A-1 common shares that would result in the A-1 Series being "closely held" under Section 856(h) of the Internal Revenue Code, or otherwise cause the A-1 Series to fail to qualify as a REIT; and

·                     transferring our Series A-1 common shares if such transfer would result in our Series A-1 common shares being owned by fewer than 100 persons.

In addition, our operating agreement provides that any ownership or purported transfer of our Series A-1 common shares in violation of the foregoing restrictions will result in the shares so owned or transferred being automatically transferred to a charitable trust for the benefit of a charitable beneficiary and the purported owner or transferee acquiring no rights in such shares.  If a transfer to a charitable trust would be ineffective for any reason to prevent a violation of the restriction, the transfer resulting in such violation will be void from the time of such purported transfer.

Implications of being an Emerging Growth Company

We are an "emerging growth company" as defined in the Jumpstart Our Business Startups Act, or the JOBS Act, and we intend to take advantage of certain exemptions from various disclosure and reporting requirements that are otherwise generally applicable to public companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.  We may take advantage of these exemptions for up to five years or such earlier time that we are no longer an emerging growth company.  We will cease to be an emerging growth company on the earliest of (i) the last day of the first fiscal year in which our annual gross revenues exceed $1.0 billion, (ii) December 31 of the fiscal year that we become a "large accelerated filer" as defined in Rule 12bâ€‘2 under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the fair market value of our common shares that are held by nonâ€‘affiliates exceeds $700.0 million as of the last business day of our most recently completed second fiscal quarter and we have been publicly reporting for at least 12 months, (iii) the date on which we have issued more than $1.0 billion in nonâ€‘convertible debt securities during the preceding three-year period or (iv) the end of the fiscal year following the fifth anniversary of our initial public offering.  We have irrevocably optedâ€‘out of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, or the Securities Act, for complying with new or revised accounting standards.  As a result, we will comply with new or revised accounting standards on the same time frames as other public companies that are not emerging growth companies.  If we take advantage of one or more of these exemptions, we do not know if investors will find our Series A-1 common shares or the common shares of any other Series we may establish in the future less attractive as a result.  If they do, there would likely be a less active trading market for our securities than would otherwise be the case.

Our Company Information

                Our principal executive offices are located at 44 Wall Street, New York, New York, 10005.  Our telephone number is (212) 388-6850.

The Offering

Series A-1 common shares offered by us..................................................................	shares (plus up to an additional shares that we may issue and sell upon the exercise of the underwriters' over-allotment option).
Series A-1 common shares to be outstanding after this offering.................	shares.[1]
Use of proceeds .........................................

We estimate that the net proceeds to the A-1 Series from this offering, after deducting the underwriting discount and estimated offering expenses, will be $  million (based on an offering price of $  per share, which is the midpoint of the initial public offering price range shown on the cover page of this prospectus). The A-1 Series will contribute the net proceeds from this offering to the Property A-1 Subsidiary. The Property A-1 Subsidiary will use approximately $  million of the net proceeds to fund the cash portion of the $  million contractual purchase price for the Property, and approximately $  million to pay the closing costs related to the acquisition. The Property A-1 Subsidiary will use approximately $  million of the net proceeds to reimburse out-of-pocket expenses incurred by ETRE in connection with the formation of the A-1 Series, approximately $  million to reimburse offering expenses which ETRE has advanced on behalf of the A-1 Series, and approximately $  million to reimburse costs incurred by ETRE in connection with the acquisition of the Property, primarily the earnest money deposit that ETRE advanced on behalf of the A-1 Series. See "Use of Proceeds."

Distribution policy.....................................

We intend for the A-1 Series to elect and qualify as a REIT under the Internal Revenue Code, commencing with its taxable year ending December 31, 2013. U.S. federal income tax law requires that a REIT distribute annually at least 90% of its REIT taxable income, excluding net capital gains and determined without regard to the dividends-paid deduction, and that it pay tax at regular corporate rates to the extent that it annually distributes less than 100% of its net taxable income. To satisfy the requirements to qualify as a REIT and generally not be subject to U.S. federal income and excise tax, we intend for the A-1 Series to make regular quarterly distributions to holders of Series A-1 common shares out of legally available funds. In certain cases, due to differences in timing between the inclusion of income and the receipt of cash with respect to the Property, the A-1 Series may be required to borrow or make a taxable share distribution to the holders of Series A-1 common shares in order to satisfy the distribution requirement. We intend to declare distributions within days of the end of each quarter.

The current policy of the A-1 Series is to distribute all cash available for distribution other than reserves on a quarterly basis. We expect that the first distribution following this offering will be declared on 2013 in respect of the quarter of . We cannot assure you that the A-1 Series will make any distributions to holders of the Series A-1 common shares. Any distributions made by the A-1 Series will be at the discretion of our board of directors and will depend upon the earnings and financial condition of the A-1 Series, maintenance of the A-1 Series' REIT qualification, restrictions on making distributions under Delaware law and such other factors as our board of directors deem relevant. See "Distribution Policy."

Proposed listing..........................................	NASDAQ
Proposed symbol.......................................	" "
Ownership and transfer restrictions .......

To assist the A-1 Series in qualifying as a REIT, our operating agreement, subject to certain exceptions, contains restrictions on the number of Series A-1 common shares and the number of shares of the A-1 Series that a person may own. Our operating agreement provides that generally no person may own, or be deemed to own by virtue of the attribution provisions of the Internal Revenue Code, either more than 9.8% in value or in number of the Series A-1 common shares, whichever is more restrictive, of the outstanding Series A-1 common shares, or more than 9.8% in value or in number of shares, whichever is more restrictive, of the outstanding shares of the A-1 Series. See "Description of Series A-1 Common Shares—Operating Agreement and Bylaws—Restrictions on Ownership and Transfer."

[1]       Excludes ________ Series A-1 common shares that we may issue and sell upon the exercise of the underwriters' overallotment option in full.

Risk factors

An investment in our Series A-1 common shares involves risks.  In addition to other information contained in this prospectus, you should carefully consider the following risks before acquiring our Series A-1 common shares offered by this prospectus.  The occurrence of any of the following risks could materially and adversely affect the business, prospects, financial condition or results of operations of the A-1 Series, the ability of the A-1 Series to make cash distributions to the holders of Series A-1 common shares and the market price of our Series A-1 common shares, which could cause you to lose all or a significant portion of your investment in our Series A-1 common shares.  Some statements in this prospectus, including statements in the following risk factors, constitute forwardâ€‘looking statements.  See "Forwardâ€‘Looking Statements."

Risks Related to the Business of the A-1 Series

The A-1 Series will hold a non-diversified investment.

The A-1 Series will make an investment in a single non-diversified property.  The A-1 Series intends to acquire, own and operate only the Property.  The A-1 Series' return on its investment will depend on the revenues generated by the Property and the appreciation of the value of the Property over time.  These, in turn, are determined by such factors as national and local economic cycles and conditions in the commercial office market, the real estate market in Manhattan, financial markets and the economy, competition from existing rental space as well as future additional space and government regulation (such as tax and building code charges).  The value of the Property may decline substantially after the A-1 Series purchases it.

We are employing a novel business model, which may make an investment in the A-1 Series difficult to evaluate.

We were formed to permit public investment in commercial real estate on a single-asset basis.  We have been formed on the assumption that investors will be attracted to the ability to invest in individual commercial real estate properties that are publicly traded.  We are unaware of any public REIT that is currently attempting to implement a single-asset strategy and, as a result, no peer companies exist.  We cannot predict the extent to which investor interest in the Property will lead to the development of an active trading market for our Series A-1 common shares on the NASDAQ or otherwise or how liquid that market might become.  Similarly, we cannot predict the extent to which the Series we intend to establish in the future will be able to successfully offer shares to investors and, accordingly, the A-1 Series may have no comparable publicly-traded companies against which you will be able to evaluate its performance.

We may not be able to successfully operate the Property or generate sufficient operating cash flows to make or sustain distributions to the holders of Series A-1 common shares.

We expect the A-1 Series will complete the acquisition of the Property shortly after the completion of this offering.  Following the completion of this acquisition, we may not be able to successfully operate the Property or implement the operating policies and strategies of the A-1 Series successfully, which may affect the ability of the A-1 Series to make or sustain distributions to the holders of Series A-1 common shares.  Furthermore, there can be no assurance that the A-1 Series will be able to generate sufficient operating cash flows to pay its operating expenses and make distributions to the holders of Series A-1 common shares.

If we are unable to timely complete the purchase of the Property by the A-1 Series or at all, the A-1 Series will have no immediate designated use for substantially all of the net proceeds of this offering, we may experience delays in locating and securing an attractive alternative investment and the A-1 Series will have incurred substantial expenses without the holders of Series A-1 common shares realizing the expected benefits.

We intend for the A-1 Series to use the net proceeds from this offering to fund the cash portion of the purchase price for the Property.  We cannot assure you that the A-1 Series will acquire the Property because the acquisition will be subject to a variety of factors, such as the satisfaction of closing conditions, including receipt of certain thirdâ€‘party consents and approvals.  If we are unable to complete the purchase of the Property by the A-1 Series, the A-1 Series will have no specific designated use for the net proceeds from this offering and investors will be unable to evaluate in advance the manner in which we invest, or the economic merits of the property the A-1 Series may ultimately acquire with, the net proceeds.

In addition, if the A-1 Series does not complete the purchase of the Property within the anticipated time frame or at all, we may experience delays in locating and securing an attractive alternative investment.  These delays could result in the A-1 Series' future operating results not meeting expectations and adversely affect its ability to make distributions to the holders of Series A-1 common shares.

Furthermore, if we are unable to complete the purchase of the Property by the A-1 Series, the A-1 Series may, under certain circumstances, forfeit any cash deposit it makes in connection with the acquisition.

We are a newly formed company and subject to the risks of any newly established business enterprise.

As a newly formed company, we are subject to the risks of any newly established business enterprise, including risks that we will be unable to create effective operating and financial controls and systems for our company and each Series or effectively manage our anticipated growth, including in connection with the additional Series we expect to establish in the future, any of which could have a material adverse effect on the business and operating results of the A-1 Series.

The A-1 Series' investment, leasing and other operational policies are subject to revision from time to time in our board's discretion, which could diminish shareholder returns below expectations.

Although holders of Series A-1 common shares will have voting rights in respect of certain dispositions and financings affecting the Property, the A-1 Series' investment, leasing and other operational policies related to the day-to-day management of the Property  may be amended or revised from time to time at the discretion of our board of directors, without a vote of our shareholders.  Such discretion could result in our Series A-1 common shares failing to yield returns consistent with investors' expectations.

The ability of the A-1 Series to make distributions to the holders of Series A-1 common shares is subject to fluctuations in its financial performance, operating results and unanticipated capital improvements requirements.

In order for the A-1 Series to qualify for taxation as a REIT, it will be required to distribute at least 90% of its REIT taxable income (determined before the deduction for dividends paid and excluding any net capital gains) each year to the holders of Series A-1 common shares, and we generally expect the A-1 Series to make distributions in excess of such amount.  To the extent the A-1 Series satisfies the 90% distribution requirement but distributes less than 100% of its taxable income, it will be subject to federal income tax on the retained taxable income.  In the event of downturns in its operating results, unanticipated capital improvements to the Property or other factors, the A-1 Series may be unable to declare or pay distributions to the holders of Series A-1 common shares.  The timing and amount of distributions are in the sole discretion of our board of directors, which will consider, among other factors, the A-1 Series' financial performance, any debt service obligations, any debt covenants and capital expenditure requirements.  We cannot assure you that the A-1 Series will generate sufficient cash in order to fund distributions.

The A-1 Series' debt service obligations could adversely affect its overall operating results, may jeopardize the A-1 Series' qualification as a REIT and could adversely affect the ability of the A-1 Series to make distributions to the holders of our Series A-1 common shares and the market price of our Series A-1 common shares.

Although our governing documents contain limitations related to certain types of debt financing and cross-subsidiary guarantees, in general, these limitations do not restrict the amount of debt that the A-1 Series can incur and our board of directors may approve increases in the A-1 Series' leverage at any time without the approval of the holders of our Series A-1 common shares.  As a result, the A-1 Series may be able to incur substantial additional debt, including secured debt, in the future.  Incurring debt could subject the A-1 Series to many risks, including the risk that:

·                     the A-1 Series' operating cash flow will be insufficient to make required payments of principal and interest;

·                     the A-1 Series' leverage may increase its vulnerability to adverse economic and industry conditions;

·                     the A-1 Series may be required to dedicate a substantial portion of its operating cash flow from operations to payments on its debt, thereby reducing cash available for distribution to the holders of our Series A-1 common shares, funds available for operations and capital expenditures or other purposes; and

·                     the terms of the debt may limit the A-1 Series' ability to make distributions to the holders of our Series A-1 common shares, which may adversely affect the market price of our Series A-1 common shares.

If we violate covenants in the A-1 Series' debt agreements, the A-1 Series could be required to repay all or a portion of its indebtedness before maturity at a time when we might be unable to arrange financing for such repayment on attractive terms, if at all.

If the A-1 Series is unable to repay its debt obligations in the future, it may be forced to refinance debt or dispose of or further encumber the Property, which could adversely affect distributions to the holders of our Series A-1 common shares.

If the A-1 Series does not have sufficient funds to repay any of its existing or future debt at maturity, or before maturity in the event we breach its debt agreements and its lenders exercise their right to accelerate repayment, it may be necessary to refinance the debt through additional debt or equity financings.  If we are unable to refinance the A-1 Series' debt on acceptable terms, the A-1 Series may be forced to dispose of the Property on disadvantageous terms, potentially resulting in losses.  To the extent the A-1 Series cannot meet any future debt service obligations, it will risk losing the Property.  Adverse economic conditions could also cause the terms on which the A-1 Series borrows in the future to be unfavorable.  The A-1 Series could be required to liquidate the Property in order to meet its debt service obligations at times which may not permit it to receive an attractive return on its investment.

Interest expense on any debt incurred may limit cash available for distribution to the holders of our Series A-1 common shares.

The A-1 Series may incur indebtedness that bears interest at a variable rate.  Higher interest rates could increase debt service requirements on any variable rate debt incurred and could reduce the amounts available for distribution to the holders of our Series A-1 common shares, as well as reduce funds available for operations, capital expenditure or other purposes.

Failure to hedge effectively against interest rate changes may adversely affect the A-1 Series' results of operations and its ability to make distributions to the holders of our Series A-1 common shares.

To the extent consistent with our intention to qualify the A-1 Series as a REIT for federal income tax purposes, we may obtain in the future one or more forms of interest rate protection for the A-1 Series—in the form of swap agreements, interest rate cap contracts or similar agreements—to "hedge" against the possible negative effects of interest rate fluctuations.  However, such hedging implies costs and we cannot assure you that any hedging will adequately relieve the adverse effects of interest rate increases or that counterparties under these agreement will honor their obligations thereunder.

Risks Related to Our Relationship with Our Advisor and the  Managing Member

We depend on our Advisor for the success of each Series and upon its access to ETRE's investment professionals and contractors.  We may not find a suitable replacement for our Advisor if the applicable advisory agreements are terminated, or if key personnel leave the employment of ETRE or otherwise become unavailable to us.

We do not expect to have any employees and we rely completely on our Advisor to provide each Series, including the A-1 Series, with investment and advisory services.  We have no separate facilities and are completely reliant on our Advisor, which has significant discretion as to the implementation of the operating policies and strategies of each Series, including the A-1 Series.  We depend on the diligence, skill and network of business contacts of our Advisor.  We expect to benefit from the personnel, relationships and experience of the executive team and other personnel of ETRE.  The executive officers and key personnel of ETRE will monitor and manage the properties of each Series, including the A-1 Series; therefore, the success of each Series will depend on their continued service.

The departure of any of the senior personnel of ETRE, or of a significant number of the personnel of ETRE, could have a material adverse effect on the ability of each Series, including the A-1 Series, to achieve its investment objectives.  In addition, we offer no assurance that our Advisor will remain the advisor to each Series or that we will continue to have access to ETRE's personnel.  The advisory agreement will have an indefinite term, but may be terminated by our Advisor or the A-1 Series under certain circumstances.  If the advisory agreement related to the A-1 Series is terminated and no suitable replacement is found to manage the A-1 Series, we may not be able to execute the business plan of the A-1 Series.

The ability of our Advisor and ETRE's officers and other personnel to engage in other business activities, including managing other Series, may reduce the time our Advisor spends managing the business of the A-1 Series and may result in certain conflicts of interest.

Certain of our officers and directors also serve or may serve as officers, directors or employees of ETRE as well as other ETRE sponsored vehicles and other companies unaffiliated with ETRE.   These other business activities may reduce the time these persons spend managing our business.  In addition, these persons may have obligations to those entities, the fulfillment of which might not be in the best interests of us, any Series or any of our shareholders.  Moreover,  our officers and directors will serve as officers and directors for, and our Advisor and ETRE's personnel will manage, any other Series we establish in the future.  The A-1 Series and any other Series we establish in the future may have overlapping investment strategies and objectives, and our board of directors, our officers and our Advisor may face conflicts of interest in allocating sale, financing, leasing and other business opportunities among the real properties owned by the different Series.

The advisory agreement related to the A-1 Series was negotiated between related parties and its terms, including fees payable to our Advisor, may not be as favorable to the A-1 Series as if they had been negotiated with an unaffiliated third party.

The advisory agreement related to the A-1 Series was negotiated between related parties and its terms, including fees payable by the A-1 Series to our Advisor, may not be as favorable to the A-1 Series as if they had been negotiated with an unaffiliated third party.  In addition, we may choose not to enforce, or to enforce less vigorously, the rights of the A-1 Series under the advisory agreement because of our desire to maintain our ongoing relationship with our Advisor, including both our ongoing relationship related to the A-1 Series as well as the other Series we expect to establish in the future.

The termination of the advisory agreement related to the A-1 Series is generally limited to cause and certain disposition events related to the Property, which may make it difficult or costly to end our relationship with our Advisor in respect of the A-1 Series.

Termination of the advisory agreement related to the A-1 Series is generally limited to cause and certain disposition events related to the Property. The term “cause” is limited to those circumstances described under “Our Advisor and the Advisory Agreement î º Advisory Agreement.” Termination for unsatisfactory financial performance does not constitute “cause” under the advisory agreement.  These provisions make it difficult to end the A-1 Series' relationship with our Advisor, even if we believe our Advisor’s performance is not satisfactory. In addition, following a Property Sale, the advisory agreement may be terminated at the option of either party, but the A-1 Series will be required to pay our Advisor a disposition fee, in cash, in an amount equal to 1.00% of the A-1 Series' Total Capitalization at the end of the quarter immediately preceding the Property Sale. This provision increases the effective cost to the A-1 Series of disposing of the Property and the effective cost to a bidder of conducting a tender offer for the Series A-1 common shares, which may adversely affect shareholders' and potential bidders' inclination to approve or engage in such a transaction.

Our Advisor's liability to the A-1 Series is limited under the advisory agreement, and the A-1 Series has agreed to indemnify our Advisor against certain liabilities.  As a result, the A-1 Series could experience poor performance or losses for which our Advisor would not be liable.

Pursuant to the advisory agreement related to the A-1 Series, our Advisor, its officers, stockholders, members, managers, directors, personnel, any person or entity controlling or controlled by our Advisor and any of their officers, stockholders, members, managers, directors, employees, consultants and personnel, and any person providing advisory services to our Advisor are not liable to us, the A-1 Series, our directors, our shareholders or any subsidiary's shareholders or partners for acts or omissions performed in accordance with and pursuant to the advisory agreement, except because of acts constituting bad faith, willful misconduct, gross negligence, or reckless disregard of their duties under the advisory agreement, as determined by a final non-appealable order of a court of competent jurisdiction.  The A-1 Series will indemnify our Advisor, its officers, stockholders, members, managers, directors, personnel, any person or entity controlling or controlled by our Advisor and any of their officers, stockholders, members, managers, directors, employees, consultants and personnel, and any person providing advisory services to our Advisor with respect to all expenses, losses, damages, liabilities, demands, charges and claims arising from acts of our Advisor not constituting bad faith, willful misconduct, gross negligence, or reckless disregard of duties, performed in good faith in accordance with and pursuant to the advisory agreement.

Our operating agreement contains provisions that reduce or eliminate duties (including fiduciary duties) of the managing member.

Our operating agreement provides that the real property, affairs and business of each Series will be managed under the direction of our single board of directors, the members of which are nominated and elected by ETRE Financial, LLC, as the managing member of our company.  Our operating agreement provides that the managing member, in exercising its rights in its capacity as the managing member, will be entitled to consider only such interests and factors as it desires, including its own interests, and will have no duty or obligation (fiduciary or otherwise) to give any consideration to any interest of or factors affecting us, any Series or any of our shareholders and will not be subject to any different standards imposed by our operating agreement, the Delaware LLC Act or under any other law, rule or regulation or in equity.  Accordingly, the managing member will not be obligated to act in the best interests of our company, any Series or any of our shareholders when nominating, electing or removing members of our board of directors.  These modifications of fiduciary duties are expressly permitted by Delaware law.

We have agreed to limit remedies available to us and our shareholders for actions by our Advisor and the managing member that might otherwise constitute a breach of duty.

We have agreed to limit the obligations of ETRE Financial, LLC, the managing member of our company, to us under our operating agreement.  In addition, our Advisor maintains a contractual, as opposed to a fiduciary relationship, with us, each Series and our shareholders.  Accordingly, we and our shareholders will only have recourse and be able to seek remedies against the managing member and the Advisor to the extent they breach their obligations pursuant to our operating agreement or advisory agreement, as applicable.  Furthermore, we have agreed limit the liability of the managing member and our Advisor and to indemnify the managing member and our Advisor against certain liabilities.  These provisions are detrimental to shareholders because they restrict the remedies available to them for actions that without those limitations might constitute breaches of duty, including fiduciary duties.  By purchasing Series A-1 common shares, you will be treated as having consented to the provisions set forth in the operating agreement.  In addition, we may choose not to enforce, or to enforce less vigorously, our rights under the advisory agreement entered into by the A-1 Series or our operating agreement because of our desire to maintain our ongoing relationship with our Advisor and the managing member.

Potential conflicts of interest may arise among our Advisor and its affiliates, on the one hand, and our company and our shareholders, on the other hand.

Conflicts of interest may arise among our Advisor and its affiliates, on the one hand, and us and our shareholders, on the other hand.  See "Conflicts of Interest; Certain Relationships and Related Party Transactions" for a discussion of these conflicts.  As a result, there may be times when our Advisor and its affiliates have interests that differ from those of our company and our shareholders.  In addition, our operating agreement and the advisory agreement related to the A-1 Series reduce or eliminate the duties (including fiduciary duties) of our Advisor and its affiliates.  As a result, our Advisor and its affiliates may favor their own interests and the interests of their affiliates over the interests of our company and our shareholders, which may affect shareholders' investment returns.

It will be difficult for a shareholder to challenge the resolution by the nominating and corporate governance committee of certain conflicts of interest related to Advisor and its affiliates.

The nominating and corporate governance committee of our board of directors will review specific matters that our Advisor believes may involve conflicts of interest and that are not otherwise addressed by the Inter-Series Policy (which addresses certain conflicts of interest among the different Series).  These conflicts of interest may include conflicts between the interests of our company or any Series, on the one hand, and the interests of our Advisor and its affiliates, on the other hand.  The nominating and corporate governance committee will determine whether the resolution of any conflict of interest submitted to it is fair and reasonable to us and our shareholders.  If our Advisor obtains such approval of any matter, such matter will be conclusively deemed to be fair and reasonable to us and our shareholders and not a breach by us of any duties that we may owe to our shareholders.  This is different from the situation with Delaware corporations, where a conflict resolution by a committee consisting solely of independent directors may, in certain circumstances, merely shift the burden of demonstrating unfairness to the plaintiff.  If you purchase Series A-1 common shares, you will be treated as having consented to the provisions set forth in the operating agreement, including provisions regarding conflicts of interest situations that, in the absence of such provisions, might be considered a breach of fiduciary or other duties under applicable state law.

Our Advisor may resolve conflicts of interests among the different Series in a manner that shareholders may not believe to be in their best interests.

The A-1 Series and any other Series we establish in the future may have overlapping investment strategies and objectives, and our board of directors, our officers and our Advisor may face conflicts of interest in allocating sale, financing, leasing and other business opportunities among the real properties owned by the different Series.  Our board of directors has adopted the Inter-Series Policy, which is administered by our Advisor and has been designed to govern the operating relationships among the Series, address conflicts of interest among the Series and promote the fair allocation of sale, financing, leasing and other business opportunities among the real properties owned by the different Series.  See "Management—Inter-Series Relationship, Conflicts of Interest and Opportunity Allocation Policy."  The Inter-Series Policy provides our Advisor with significant flexibility with respect to its ability to make decisions and pursue actions involving conflicts of interest among the Series. Given the significant flexibility afforded our Advisor to resolve such conflicts of interest, our Advisor may resolve conflicts of interests pursuant to the Inter-Series Policy in a manner that shareholders may not believe to be in their best interests. Neither shareholders nor any of the Series will have any recourse against our Advisor if our Advisor satisfies its obligations under the applicable advisory agreement.

We do not own the ETRE name, but we may use the name pursuant to a license agreement with ETRE.  Use of the name by other parties or the termination of our license agreement may harm our business.

We have entered into a license agreement with ETRE, pursuant to which it has granted us a non-exclusive, royalty-free license to use the name "ETRE REIT, LLC."  Under this agreement, we have a right to use this name for so long as our Advisor serves as our Advisor in respect of any Series.  ETRE will retain the right to continue using the ETRE name.  We will further be unable to preclude ETRE from licensing or transferring the ownership of the ETRE name to third parties, some of whom may compete with us.  Consequently, we will be unable to prevent any damage to goodwill that may occur as a result of the activities of ETRE or others.  Furthermore, in the event that the license agreement is terminated, we will be required to change our name and cease using the name.  Any of these events could disrupt our recognition in the market place, damage any goodwill we may have generated and otherwise harm our business.  The license agreement will terminate if we no longer have any advisory agreements with our Advisor.

Related to the Property and Real Estate Investment Generally

The Property is located in Manhattan, and adverse economic or regulatory developments in this area could materially and adversely affect the A-1 Series.

The Property is located in Manhattan. As a result, the A-1 Series' business is dependent on the condition of the New York City economy in general and the market for office space in Manhattan in particular. The A-1 Series is susceptible to adverse developments in the New York City economic and regulatory environment (such as business layoffs or downsizing, industry slowdowns, relocations of businesses, increases in real estate and other taxes, costs of complying with governmental regulations or increased regulation). Such adverse developments could materially reduce the value of the Property and its rental revenues, and thus materially and adversely affect the A-1 Series' ability to service current debt and to pay dividends to the holders of our Series A-1 common shares.

 Adverse economic and geopolitical conditions in general and in the Manhattan commercial office markets in particular could have a material adverse effect on the A-1 Series' results of operations, financial condition and the A-1 Series' ability to make distributions to holders of our Series A-1 common shares.

The A-1 Series' business may be affected by the volatility and illiquidity in the financial and credit markets, a general global economic recession, and other market or economic challenges experienced by the real estate industry or the U.S. economy as a whole. The A-1 Series' business may also be materially and adversely affected by local economic conditions, as substantially all of the A-1 Series' revenues are derived from the Property which is located in Manhattan. Because the A-1 Series' sole asset is a commercial office building located in Manhattan (as compared to a diversified real estate portfolio), if economic conditions persist or deteriorate, then the A-1 Series' results of operations, financial condition and ability to service current debt and to make distributions to the holders of our Series A-1 common shares may be materially and adversely affected by the following, among other potential conditions:

·                     the financial condition of the Property's tenants may be adversely affected, which may result in tenant defaults under leases due to bankruptcy, lack of liquidity, operational failures or other reasons;

·                     significant job losses in the Property's tenants' industries may occur, which may decrease demand for  office space at the Property, causing market rental rates and property values to be impacted negatively;

·                     the A-1 Series' ability to borrow on terms and conditions that we find acceptable, or at all, may be limited, which could reduce the A-1 Series' ability to refinance existing debt, and increase the A-1 Series' future interest expense; and

·                     reduced liquidity in debt markets and increased credit risk premiums for certain market participants may impair the A-1 Series' ability to access capital.

These conditions may continue or worsen in the future, which could have materially and adversely affect the A-1 Series' results of operations, financial condition and ability to make distributions to the holders of our Series A-1 common shares.

We may be unable to renew leases, lease vacant space or re-lease space on favorable terms or at all as leases expire, which could materially and adversely affect the A-1 Series' financial condition, results of operations and cash flow.

To the extent that the Property has above-market rental rates, we may be forced to renew some expiring leases at lower rates.  We cannot assure you expiring leases will be renewed or that the Property will be re-leased at net effective rental rates equal to or above the current average net effective rental rates. If the rental rates of the Property decreases, the existing tenants do not renew their leases or we do not re-lease a significant portion of the Property's available space and space for which leases will expire, the A-1 Series' financial condition, results of operations, cash flow, and the A-1 Series' ability to satisfy its principal and interest obligations and to make distributions would be materially and adversely affected.

The actual rents we receive from the Property may be less than our asking rents, and the A-1 Series may experience a decline in realized rental rates from time to time, which could materially and adversely affect its financial condition, results of operations and cash flow.

As a result of various factors, including competitive pricing pressure in the Manhattan commercial office building market, a general economic downturn and the desirability of the Property compared to other properties in its market, we may be unable to realize our asking rents at the Property. In addition, the degree of discrepancy between our asking rents and the actual rents we are able to obtain may vary among different leased spaces within the Property. If we are unable to obtain sufficient rental rates at the Property, then the A-1 Series' ability to generate cash flow growth will be negatively impacted. In addition, depending on market rental rates at any given time as compared to the Property's expiring leases, from time to time rental rates for expiring leases may be higher than starting rental rates for new leases.

We may be required to make rent or other concessions and/or the A-1 Series may be required to incur significant capital expenditures to improve the Property in order to retain and attract tenants, which could materially and adversely affect the A-1 Series, including the A-1 Series' financial condition, results of operations and cash flow.

To the extent there are adverse economic conditions in the Manhattan real estate market and demand for office space decreases, upon expiration of leases at the Property and with respect to its current vacant space, we will be required to increase rent or other concessions to tenants, accommodate increased requests for renovations, build-to-suit remodeling and other improvements or provide additional services to the Property's tenants. As a result, the A-1 Series may have to make significant capital or other expenditures in order to retain tenants whose leases expire and to attract new tenants in sufficient numbers. Additionally, the A-1 Series may need to raise capital to make such expenditures. If the A-1 Series is unable to do so or capital is otherwise unavailable, it may be unable to make the required expenditures. This could result in non-renewals by tenants upon expiration of their leases and the Property's vacant space remaining untenanted, which could materially and adversely affect the A-1 Series' financial condition, results of operations, cash flow and per share trading price of our Series A-1 common shares.

The bankruptcy or insolvency of a major tenant also may adversely affect the income produced by the Property.

The bankruptcy or insolvency of a major tenant also may adversely affect the income produced by the Property. If any tenant becomes a debtor in a case under the United States Bankruptcy Code, we cannot evict the tenant solely because of the bankruptcy. In addition, the bankruptcy court might authorize the tenant to reject and terminate their lease with the A-1 Series. The bankruptcy of a tenant or lease guarantor could delay our efforts to collect past due balances under the relevant leases, and could ultimately preclude collection of these sums. If a lease is rejected by a tenant in bankruptcy, the A-1 Series would have only a general unsecured claim for damages. Any unsecured claim the A-1 Series holds may be paid only to the extent that funds are available and only in the same percentage as is paid to all other holders of unsecured claims, and there are restrictions under bankruptcy laws that limit the amount of the claim the A-1 Series can make if a lease is rejected.  The A-1 Series' revenue and cash flow could be materially adversely affected if any of the Property's significant tenants were to become bankrupt or insolvent, or suffer a downturn in their business, default under their leases or fail to renew their leases at all or renew on terms less favorable to the A-1 Series than their current terms.

Competition may impede our ability to attract or retain tenants or re-let space at the Property, which could materially and adversely affect the A-1 Series' results of operations and cash flow.

Manhattan is one of the largest office markets in the United States and the leasing of real estate in Manhattan is highly competitive. The principal means of competition are rent charged, location, services provided and the nature and condition of the premises to be leased. We will directly compete with all lessors and developers of similar space in the area in which the Property is located as well as properties in other submarkets. The number of competitive office properties in Manhattan (which may be newer or better located than the Property) could have a material adverse effect on our ability to lease office space at the Property, and on the effective rents we are able to charge.

The A-1 Series' dependence on rental income may materially and adversely affect the A-1 Series' profitability, the A-1 Series' ability to meet its debt obligations and the A-1 Series' ability to make distributions to holders of our Series A-1 common shares.

Substantially all of the A-1 Series' income will be derived from rental income from the Property. As a result, the A-1 Series' performance depends on our ability to collect rent from tenants. The A-1 Series' income and funds for distribution would be negatively affected if a significant number of the A-1 Series' tenants, or any of its major tenants:

·                     delay lease commencements;

·                     decline to extend or renew leases upon expiration;

·                     fail to make rental payments when due; or

·                     declare bankruptcy.

Any of these actions could result in the termination of the tenants' leases and the loss of rental income attributable to the terminated leases. In these events, we cannot be sure that any tenant whose lease expires will renew that lease or that we will be able to re-lease space on economically advantageous terms or at all. The loss of rental revenues from a number of the Property's tenants and our inability to replace such tenants may adversely affect the A-1 Series' profitability, its ability to meet debt and other financial obligations and the A-1 Series' ability to make distributions to holders of our Series A-1 common shares.

We may not be able to control the A-1 Series' operating costs, or the A-1 Series' expenses may remain constant or increase, even if income from the Property decreases, causing the A-1 Series' results of operations to be adversely affected.

The A-1 Series' financial results depend substantially on leasing space in the Property to tenants on terms favorable to the A-1 Series. Costs associated with real estate investment, such as real estate taxes, insurance and maintenance costs, generally are not reduced even when a property is not fully occupied, rental rates decrease or other circumstances cause a reduction in income from the property. As a result, cash flow from the operations of the Property may be reduced if a tenant does not pay its rent or we are unable to rent the Property on favorable terms. Under those circumstances, we might not be able to enforce the A-1 Series' rights as landlord without delays and the A-1 Series may incur substantial legal costs. The terms of the Property's leases may also limit our ability to change tenants for all or a portion of these expenses.

The continuing threat of a terrorist event may materially and adversely affect the Property, its  value and the A-1 Series' ability to generate cash flow.

There may be a decrease in demand for space in Manhattan because it is considered at risk for a future terrorist event, and this decrease may reduce the A-1 Series' revenues. In the aftermath of a terrorist event, tenants in Manhattan may choose to relocate their businesses to less populated, lower-profile areas of the United States that are not as likely to be targets of future terrorist activity. This in turn could trigger a decrease in the demand for space in Manhattan, which could increase vacancies in the Property and force us to lease the Property on less favorable terms. In addition, a terrorist event could cause insurance premiums at the Property to increase significantly. As a result, the value of the Property and the level of A-1 Series' revenues could materially decline.

Increases in property taxes would increase the A-1 Series' operating costs, reduce its income and adversely affect the A-1 Series' ability to make distributions to the holders of Series A-1 common shares.

The Property will be subject to real and personal property taxes.  These taxes may increase as tax rates change and as the property is assessed or reassessed by taxing authorities.  If property taxes increase, the A-1 Series' financial condition, results of operations and its ability to make distributions to the holders of Series A-1 common shares could be materially and adversely affected and the market price of our Series A-1 common shares could decline.

Noncompliance with environmental laws and releases of hazardous substances could subject the A-1 Series to fines and liabilities, which could adversely affect its operating results.

The Property will be subject to various federal, state and local environmental laws.  Under these laws, courts and government agencies have the authority to require us, as owner or operator of a contaminated property, to clean up the property and the A-1 Series to incur the associated costs, even if we did not know of or were not responsible for the release of the contamination.  These laws also apply to persons who owned or operated a property at the time that it became contaminated, and therefore it is possible that the A-1 Series could incur these costs even after it sells the Property.  In addition to the costs of cleanup, environmental contamination can affect the value of a property and, therefore, an owner's ability to borrow funds using the property as collateral or to sell the property.  Under the environmental laws, courts and government agencies also have the authority to require that a person who sent waste to a waste disposal facility, such as a landfill or an incinerator, pay for the cleanâ€‘up of that property if it becomes contaminated and threatens human health or the environment.

Furthermore, various court decisions have established that third parties may recover damages for personal injury, as well as for damage to property and to natural resources caused by contamination.  For instance, a person exposed to asbestos while in a property may seek to recover damages if he or she suffers personal injury from the asbestos.  Lastly, some of these environmental laws restrict the use of a property or place conditions on various activities.  An example would be laws that require a business using chemicals (such as swimming pool treatment chemicals) to manage them carefully and to notify local officials that the chemicals are being used.

The A-1 Series could be responsible for any of the costs discussed above.  The costs to clean up a contaminated property, to defend against a claim, to satisfy a judgment or pay a penalty, or to comply with environmental laws could be material and could adversely affect the funds available for distribution to the holders of Series A-1 common shares.  We expect to obtain a Phase I environmental site assessment for the Property in connection with the acquisition.  However, this Phase I environmental site assessment may not reveal all environmental costs that might have a material adverse effect on the business, assets, results of operations or liquidity of the A-1 Series and may not identify all potential environmental liabilities.

As a result, the A-1 Series may become subject to material environmental liabilities.  We can make no assurances that (1) future laws or regulations will not impose material environmental liabilities on the A-1 Series, or (2) the environmental condition of the Property will not be affected by the condition of the properties in its vicinity or by third parties unrelated to us.

The A-1 Series may incur significant costs complying with the ADA and similar laws, which could adversely affect the A-1 Series' financial condition, results of operations, cash flow and trading price of our Series A-1 common shares.

Under the Americans with Disabilities Act of 1990, or the ADA, all public accommodations must meet federal requirements related to access and use by disabled persons. If the Property is not in compliance with the ADA, the A-1 Series would be required to incur additional costs to bring the Property into compliance. Additional federal, state and local laws also may require modifications to the Property, or restrict the ability to renovate the Property. We cannot predict the ultimate cost of compliance with the ADA or other legislation. If the A-1 Series incurs substantial costs to comply with the ADA and any other legislation, the A-1 Series' financial condition, results of operations, cash flow, trading price of our Series A-1 common shares and the A-1 Series' ability to satisfy its principal and interest obligations and to make distributions to the holders of our Series A-1 common shares could be adversely affected.

Any mortgage debt obligations incurred will expose the A-1 Series to increased risk of property losses to foreclosure, which could adversely affect its financial condition, cash flow and ability to satisfy its other obligations and make distributions to the holders of Series A-1 common shares.

Incurring mortgage debt increases the risk of property losses, because any defaults on indebtedness secured by properties may result in foreclosure actions initiated by lenders and ultimately the loss of the property securing the loan.  For tax purposes, a foreclosure of the Property would be treated as a sale of the property for a purchase price equal to the outstanding balance of the debt secured by the mortgage.  If the outstanding balance of the debt secured by the mortgage exceeds the A-1 Series' tax basis in the property, the A-1 Series would recognize taxable income on foreclosure but would not receive any cash proceeds.  As a result, we may be required to identify and the A-1 Series may be required to utilize other sources of cash for distributions of that income to the holders of Series A-1 common shares.  Furthermore, we expect that any such sources of additional cash will be limited in light of the fact that we expect the Property to be the sole real estate asset owned and generated by the A-1 Series.

Capital expenditure requirements at the Property may be costly and require the A-1 Series to incur debt, postpone improvements, reduce distributions or otherwise adversely affect the results of its operations and the market price of our Series A-1 common shares.

The Property will have an ongoing need for renovations and other capital improvements, including replacement, from time to time, of furniture, fixtures and equipment.  These capital improvements may give rise to the following risks:

·                     possible environmental problems;

·                     construction cost overruns and delays;

·                     the possibility that revenues will be reduced while service elements are out of service due to capital improvement projects;

·                     a possible shortage of available cash to fund capital improvements and the related possibility that financing for these capital improvements may not be available on attractive terms; and

·                     uncertainties as to market demand or a loss of market demand after capital improvements have begun.

The costs of renovations and capital improvements could adversely affect the A-1 Series' financial condition, results of operations, the market price of our Series A-1 common shares and the A-1 Series' ability to make distributions to the holders of our Series A-1 common shares.

Real estate redevelopment is subject to timing, budgeting and other risks that may adversely affect the A-1 Series' financial condition and results of operations, the market price of our Series A-1 common shares and the A-1 Series' ability to make distributions to the holders of our Series A-1 common shares.

Though not intended to be a primary focus of its initial investment strategy, we may have the A-1 Series engage in the redevelopment of the Property if suitable opportunities arise.  Redevelopment involves a number of risks, including risks associated with:

·                     construction delays or cost overruns that may increase project costs;

·                     the receipt of zoning, occupancy and other required governmental permits and authorizations;

·                     development costs incurred for projects that are not pursued to completion;

·                     acts of God such as hurricanes, floods or fires that could adversely impact a project;

·                     the negative impact of construction on operating performance during and soon after the construction period;

·                     the ability to raise capital; and

·                     governmental restrictions on the nature or size of a project.

We may not have control over the property while it is under construction and the A-1 Series may be subject to risks in connection with a developer's ability to control construction costs and the timing of completion of construction or a developer's ability to build in conformity with plans, specifications and timetables.

We cannot assure you that any redevelopment project will be completed on time or within budget.  The inability to complete a project on time or within budget could adversely affect the A-1 Series' financial condition and results of operations, the market price of our Series A-1 common shares and the A-1 Series' ability to make distributions to the holders of our Series A-1 common shares.

Uninsured and underinsured losses could result in a loss of capital.

We intend for the A-1 Series to maintain comprehensive insurance on the Property, including liability, fire and extended coverage, of the type and amount we believe are customarily obtained for or by office property owners.  There are no assurances that coverage will be available at reasonable rates.  Various types of catastrophic losses, such as floods and losses from terrorist activities, may not be insurable or may not be economically insurable.  Further, lenders may require such insurance and the failure of the A-1 Series to obtain such insurance could constitute a default under loan agreements.

In the event of a substantial loss, the A-1 Series' insurance coverage may not be sufficient to cover the full current market value or replacement cost of its lost investment.  Should an uninsured loss or a loss in excess of insured limits occur, the A-1 Series could lose all or a portion of the capital it has invested in the Property, as well as the anticipated future revenue from the Property.  In that event, the A-1 Series might nevertheless remain obligated for any mortgage debt or other financial obligations related to the Property.  Inflation, changes in building codes and ordinances, environmental considerations and other factors might also keep us from using insurance proceeds received by the A-1 Series to replace or renovate the Property after it has been damaged or destroyed.  Under those circumstances, the insurance proceeds the A-1 Series receives might be inadequate to restore its economic position on the damaged or destroyed property.

We may be unable to sell the Property on favorable terms or at all.

We may decide to have the A-1 Series sell the Property in the future.  We cannot predict whether the A-1 Series will be able to sell the Property for the price or on the terms set by us, or whether the price or other terms offered by a prospective purchaser would be acceptable to us.  We also cannot predict the length of time needed to find a willing purchaser and to close the sale of the Property.  The A-1 Series may be required to expend funds to correct defects or to make improvements before the Property can be sold.  We cannot assure you that the A-1 Series will have funds available to correct those defects or to make those improvements.  These factors could adversely affect the A-1 Series' financial condition and results of operations, the market price of our Series A-1 common shares and the A-1 Series' ability to make distributions to the holders of Series A-1 common shares.

Risks Related to Our Organization and Structure

Our shareholders do not elect our board of directors or the managing member of our company and have limited ability to influence decisions regarding the businesses of the Series.

Our operating agreement provides that the real property, affairs and business of each Series, including the A-1 Series, shall be managed under the direction of our single board of directors, the members of which are nominated and elected by ETRE Financial, LLC, as the managing member of our company.  Our shareholders do not elect the managing member of our company, and, unlike the holders of common stock in a corporation, have only limited voting rights on matters affecting the businesses of the Series, including the A-1 Series, and therefore limited ability to influence decisions regarding the businesses of the Series.

The shareholders of the A-1 Series will have limited voting rights and will be bound by a majority vote.

The shareholders of the A-1 Series will have voting rights only with respect to certain matters.  Each outstanding common share (including our Series A-1 common shares) entitles the holder to one vote on all matters submitted to a vote of common shareholders generally.  Holders of all classes of common shares of all Series vote together as a single class on all matters as to which all holders of common shares are entitled to vote.  In addition, certain matters will require the separate approval of holders of the  Series A-1 common shares, such as certain sales of the Property.  Generally, matters to be voted on by our shareholders must either be approved by a majority of the votes cast by all common shares present in person or represented by proxy, and matters requiring the separate approval of holders of the Series A-1 common shares must be approved by holders representing a majority of our Series A-1 common shares.  If any such a vote occurs, you will be bound by the majority vote even if you did not vote with the majority.

We expect to qualify for and intend to rely on exceptions from certain corporate governance and other requirements under the rules of the NASDAQ.

We expect to qualify for exceptions from certain corporate governance and other requirements of the rules of the NASDAQ as a result of being a controlled company since more than 50% of the voting power for the election of our directors is held by ETRE.  Pursuant to these exceptions, we will elect not to comply with certain corporate governance requirements of the NASDAQ, including the requirement, (i) that we have a nominating and corporate governance committee that is composed entirely of independent directors and (ii) that we have a compensation committee that is composed entirely of independent directors.  Accordingly, our shareholders will not have the same protections afforded to equity holders of entities that are subject to all of the corporate governance requirements of the NASDAQ.

As we establish additional Series in the future, there may be conflicts of interests among the Series, which may result in opportunities that would benefit the Property being allocated to the properties owned by other Series.

We expect to establish additional Series in the future that will acquire, own and operate other real properties.  These additional Series may own properties that compete with the Property.  If a sale, financing, leasing or other business opportunity would be suitable for the real property owned by more than one Series, our Advisor will allocate it using its business judgment.  Any allocation of this type may involve the consideration of a number of factors that our Advisor determines to be relevant.  Except under the Inter-Series Policy and any other policies adopted by our board of directors, which policies will be designed to minimize conflicts among the Series, no Series will have any duty, responsibility or obligation to refrain from:

·                     engaging in the same or similar activities or lines of business as any other Series;

·                     doing business with any potential or actual tenant, lender, purchaser, supplier, customer or competitor of any other Series;

·                     engaging in, or refraining from, any other activities whatsoever relating to any of the potential or actual tenants, lenders, purchasers, suppliers or customers of any other Series;

·                     establishing material commercial relationships with another Series; or

·                     making operational and financial decisions that could be considered to be detrimental to another Series.

In addition, any decisions by our board of directors or our Advisor to renew, extend, modify or terminate an agreement or arrangement, or enter into similar agreements or arrangements in the future, may benefit one Series more than the other Series or limit or impair the ability of either Series to pursue business opportunities.  In addition, third parties may require as a condition to their arrangements or agreements with any one particular Series that such arrangements or agreements include or not include another Series, as the case may be.  Any of these decision may benefit one Series more than another Series.

The conflicts of interest policies we will adopt may not adequately address all of the conflicts of interest that may arise with respect to our activities.  Our conflicts of interest policies are subject to change or suspension.

In order to avoid any actual or perceived conflicts of interest among the Series and with our directors, officers or employees, we intend to adopt the Inter-Series Policy and a code of business conduct and ethics to specifically address some of the conflicts relating to our activities.  There is no assurance that these policies will be adequate to address all of the conflicts that may arise or will address such conflicts in a manner that is favorable to the A-1 Series.  Our board of directors may modify, suspend or rescind the policies set forth in the Inter-Series Policy, including any resolution implementing the provisions of the Inter-Series Policy.

Our operating agreement provides for mandatory redemptions of outstanding Series A-1 common shares, which could materially and adversely affect the value of your investment.

In the event of a sale, transfer, assignment or other disposition in a transaction or series of related transactions of substantially all the A-1 Series' interest in the Property A-1 Subsidiary or Property A-1 Subsidiary's interest in Property, we may redeem a number of outstanding Series A-1 common shares in exchange for cash and/or securities or other property in an aggregate amount equal to the net proceeds of such disposition allocable to our Series A-1 common shares.  In addition, our operating agreement provides that we may, at any time, redeem all outstanding Series A-1 common shares in exchange for equity interests in the Property A-1 Subsidiary.  If we utilize either of these redemption rights, shareholders will no longer hold our Series A-1 common shares and, to the extent you receive securities or other property in connection with such redemption, shareholders will likely have less liquidity since the securities may not be listed on the NASDAQ or other national securities exchange.  This could materially and adversely affect the value of your investment.

Certain provisions of our operating agreement and bylaws could hinder, delay or prevent a change of control of our company.

Certain provisions of our operating agreement and bylaws could have the effect of discouraging, delaying or preventing transactions that involve an actual or threatened change of control of our company, and may have the effect of entrenching our management and members of our board of directors, regardless of performance.  These provisions include the following:

·                     Establishment of additional Series, authorization of additional shares, issuances of authorized shares and classification of shares without shareholder approval.  Our operating agreement authorizes us to establish additional Series and issue an unlimited number of shares of any Series for the consideration and on the terms and conditions established by our board of directors without the approval of any holders of our shares.  In particular, our board of directors is authorized to provide for the issuance of an unlimited amount of one or more classes or series of shares, including preferred shares, of any Series and to fix the number of shares, the relative powers, preferences and rights, and the qualifications, limitations or restrictions applicable to each class or series thereof by resolution authorizing the issuance of such class or series.  Our ability to establish additional Series and issue additional shares and other equity securities could render more difficult or discourage an attempt to obtain control over us generally or over a particular Series by means of a proxy contest, tender offer, merger or otherwise.

·                     Appointment and removal of directors.  Under our operating agreement, ETRE Financial, LLC, as the managing member of our company, will have the sole power to (i) nominate and elect all directors to our board of directors, (ii) set the number of directors of our board of directors,
(iii) remove any director, with or without cause, at any time and (iv) fill any vacancies on our board of directors.  Accordingly, shareholders will have limited ability to influence decisions regarding the businesses of the Series.

·                     Limitation on shareholder requested special meetings.  Our bylaws provide that, subject to the satisfaction of certain procedural and information requirements by the shareholders requesting the meeting, special meetings of shareholders may only be called upon the written request of the shareholders entitled to cast not less than a majority of all the votes entitled to be cast at such meeting.

·                     Advance notice provisions for shareholder proposals.  Our bylaws require advance written notice for shareholders to bring business before any meeting of our shareholders.  This bylaw provision limits the ability of our shareholders to introduce proposals unless we are notified in a timely manner prior to the meeting.

·                     Ownership limitations.  To assist each Series in qualifying as a REIT, our operating agreement, subject to certain exceptions, provides that generally no person may own, or be deemed to own by virtue of the attribution provisions of the Internal Revenue Code, either more than 9.8% in value or in number of common shares, whichever is more restrictive, of the outstanding common shares of any Series, or more than 9.8% in value or in number of shares, whichever is more restrictive, of the outstanding shares of any Series.  Accordingly, no person may own, or be deemed to own, more than 9.8% in value or in number of shares, whichever is more restrictive, of the outstanding Series A-1 common shares.  The ownership limits could have the effect of discouraging a takeover or other transaction in which shareholders might receive a premium for their shares over the then prevailing market price or which holders might believe to be otherwise in their best interests.

·                     Exclusive authority of our board to amend our bylaws.  Our bylaws provide that our board of directors has the exclusive power to adopt, alter or repeal any provision of the bylaws or to make new bylaws.  Thus, our shareholders may not effect any changes to our bylaws.

A court could potentially conclude that the assets and liabilities of one Series are not segregated from those of another Series of our company and may thereby potentially expose assets in a Series to the liabilities of another Series.

Under the Delaware LLC Act, the A-1 Series is, and each other Series we establish in the future will be, a separate series and not itself a separate legal entity.  Section 18-215 of the Delaware LLC Act provides that, if certain conditions (as set forth in Section 18-215) are met, including that certain provisions are in the formation and governing documents of the series limited liability company, and if the records maintained for any such series account for the assets associated with such series separately from the assets of the limited liability company, or any other series, then the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to a particular series shall be enforceable only against the assets of such series and not against the assets of the limited liability company generally or any other series.  Although the Delaware LLC Act provides that records maintained for a series that reasonably identify its assets, including by specific listing, category, type, quantity, computational or allocational formula or procedure (including a percentage or share of any asset or assets) or by any other method where the identity of such assets is objectively determinable, will be deemed to account for the assets associated with such series separately from the other assets of the limited liability company, or any other series thereof, we are not aware of any court case that has interpreted Section 18-215 of the Delaware LLC Act or provided any further guidance as to what is required for compliance.  We intend to maintain separate and distinct records for each Series and account for them separately, and to have each Series invest in a separate Property Subsidiary that will hold the interests in the property to which such Series relates; however, it is possible a court could conclude that the methods used did not satisfy Section 18-215 of the Delaware LLC Act and thus potentially expose the assets of the A-1 Series to the liabilities of another Series.  In addition, we are not aware of any court case that has tested the limitations on inter-series liability provided by Section 18-215 in federal bankruptcy courts and it is possible that a bankruptcy court could determine that the assets of one Series should be applied to meet the liabilities of the other Series or the liabilities of our company generally where the assets of such other Series or of our company generally are insufficient to meet our liabilities.

For as long as we are an emerging growth company, we will not be required to comply with certain reporting requirements, including those relating to accounting standards and disclosure about our executive compensation, that apply to other public companies.

The JOBS Act contains provisions that, among other things, relax certain reporting requirements for ''emerging growth companies,'' including certain requirements relating to accounting standards and compensation disclosure.  We are classified as an emerging growth company.  For as long as we are an emerging growth company, which may be up to five full fiscal years, unlike other public companies, we will not be required to (1) provide an auditor's attestation report on management's assessment of the effectiveness of our system of internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, (2) comply with any new requirements adopted by the Public Company Accounting Oversight Board, or the PCAOB, requiring mandatory audit firm rotation or a supplement to the auditor's report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer, (3) comply with any new audit rules adopted by the PCAOB after April 5, 2012 unless the SEC determines otherwise, (4) provide certain disclosure regarding executive compensation required of larger public companies or (5) hold shareholder advisory votes on executive compensation.  We cannot predict if investors will find our Series A-1 common shares less attractive if we choose to rely on these exemptions.  If some investors find our Series A-1 common shares less attractive as a result of any choices to reduce future disclosure, there may be a less active trading market for our Series A-1 common shares and the share price may be more volatile.

If we fail to implement and maintain an effective system of internal controls, we may not be able to accurately determine the financial results of any Series or prevent fraud.  As a result, shareholders could lose confidence in the financial results of the A-1 Series, which could harm its business and the value of our Series A-1 common shares.

Effective internal controls are necessary for us to provide reliable financial reports for each Series and effectively prevent fraud.  We are a newly formed company that will develop financial and operational reporting and control systems.  We may in the future discover areas of our internal controls that need improvement.  Section 404 of the Sarbanesâ€‘Oxley Act of 2002 will require us to evaluate and report on our internal controls over financial reporting and have our independent auditors annually issue their own opinion on our internal controls over financial reporting.  While we intend to undertake substantial work to prepare for compliance with Section 404, we cannot be certain that we will be successful in implementing or maintaining adequate internal controls over our financial reporting and financial processes.  Furthermore, as we establish additional Series, our internal controls will become more complex, and we will require significantly more resources to ensure our internal controls remain effective.  If we or our independent auditors discover a material weakness in our internal controls, the disclosure of that fact, even if quickly remedied, could reduce the market value of our Series A-1 common shares.  Additionally, the existence of any material weakness or significant deficiency in respect of our internal controls would require management to devote significant time and incur significant expense to remediate any such material weaknesses or significant deficiencies and management may not be able to remediate any such material weaknesses or significant deficiencies in a timely manner.

Risks Related to this Offering

We have not established a minimum distribution payment level for the A-1 Series and the A-1 Series may be unable to generate sufficient cash flows from its operations to make distributions to holders of Series A-1 common shares at any time in the future.

We have not established a minimum distribution payment level for the A-1 Series and the A-1 Series' ability to make distributions to the holders of Series A-1 common shares may be adversely affected by the risk factors described in this prospectus.  Because the A-1 Series will commence operations only upon completion of this offering, the A-1 Series may not generate sufficient income to make distributions to the holders of Series A-1 common shares and we cannot predict when distributions, consisting primarily of cash flow from the Property we expect the A-1 Series to acquire, will commence.  To the extent the A-1 Series uses the net proceeds from this offering to make distributions to the holders of Series A-1 common shares, the amount of cash the A-1 Series has available to invest in the Property or for other purposes would be reduced.

Our board of directors has the sole discretion to determine the timing, form and amount of any distributions to the holders of Series A-1 common shares and there can be no assurance as to the determinations our board of directors will make in respect of any of our future distributions.

Our board of directors has the sole discretion to determine the timing, form and amount of any distributions to the holders of Series A-1 common shares, subject to applicable law.  Our board of directors will make determinations regarding distributions based upon, among other factors, financial performance of the A-1 Series, any debt service obligations, any debt covenants and capital expenditure requirements with respect to the Property.  Among the factors that could impair the A-1 Series' ability to make distributions to the holders of Series A-1 common shares are:

·                     the A-1 Series' inability to acquire the Property;

·                     unanticipated expenses or reduced revenues from the Property that reduce the A-1 Series cash flow or nonâ€‘cash earnings; and

·                     decreases in the value of the Property.

As a result, no assurance can be given that the A-1 Series will be able to make distributions to the holders of Series A-1 common shares at any time in the future or that the level of any distributions the A-1 Series does make to the holders of Series A-1 common shares will increase or even be maintained over time, any of which could materially and adversely affect the market price of our Series A-1 common shares.

A portion of the A-1 Series' distributions may constitute a return of capital, which would have the effect of reducing the basis of a shareholder's investment in our Series A-1 common shares.

Distributions that the A-1 Series makes to the holders of Series A-1 common shares generally will be taxable to holders of A-1 Series as ordinary income.  However, a portion of these distributions may be designated by the A-1 Series as longâ€‘term capital gains to the extent that they are attributable to capital gain income recognized by the A-1 Series or may constitute a return of capital to the extent that they exceed its accumulated earnings and profits as determined for tax purposes.  A return of capital is not taxable, but has the effect of reducing the basis of a holder's investment in our Series A-1 common shares.

We cannot assure you that a public market for our Series A-1 common shares will develop and your ability to sell our Series A-1 common shares may be limited.

Prior to this offering, there has not been a public market for our Series A-1 common shares.  We intend to apply to have our Series A-1 common shares listed the NASDAQ.  However, we cannot assure you that a regular trading market for our Series A-1 common shares will develop or, if one does develop, that any such market will be sustained.  In the absence of a public trading market, an investor may be unable to liquidate an investment in our Series A-1 common shares.  The initial public offering price will be determined by us and the representatives of the underwriters.  We cannot assure you that the price at which our Series A-1 common shares will sell in the public market after the closing of this offering will not be lower than the price at which they are sold by the underwriters.

Series A-1 common shares eligible for future sale may adversely affect the prevailing market prices for our Series A-1 common shares.

We cannot predict the effect, if any, of future sales of Series A-1 common shares, or the availability of Series A-1 common shares for future sale, on the market price of our Series A-1 common shares.  Sales of substantial amounts of Series A-1 common shares (including shares issued to our directors and officers), or the perception that these sales could occur, may adversely affect prevailing market prices for our Series A-1 common shares or may impair our ability to raise capital through a sale of additional equity securities.

The market price of our Series A-1 common shares may be volatile due to numerous circumstances beyond our control.

The trading prices of equity securities issued by REITs historically have been affected by changes in market interest rates.  One of the factors that may influence the price of our Series A-1 common shares is the annual yield from distributions on our Series A-1 common shares as compared to yields available on other investments.  An increase in market interest rates, or a decrease in our distributions to the holders of our Series A-1 common shares, may lead prospective purchasers of our Series A-1 common shares to demand a higher annual yield, which could reduce the market price of our Series A-1 common shares.

Other factors that could affect the market price of our Series A-1 common shares include the following:

·                     changes in market valuations of companies in the commercial office real estate industry;

·                     changes in expectations of future financial performance of the A-1 Series or changes in estimates of securities analysts;

·                     fluctuations in stock market prices and volumes;

·                     issuances of Series A-1 common shares or other securities of the A-1 Series in the future;

·                     the addition or departure of key personnel of ETRE; and

·                     announcements by us or our competitors of acquisitions, investments or strategic alliances.

Future offerings of debt or equity securities ranking senior to our Series A-1 common shares may limit the operating and financial flexibility of the A-1 Series and may adversely affect the market price of our Series A-1 common shares.

If we decide to issue debt or equity securities of the A-1 Series in the future ranking senior to our Series A-1 common shares or the A-1 Series otherwise incurs indebtedness, it is possible that these securities or indebtedness will be governed by an indenture or other instrument containing covenants restricting the operating flexibility of the A-1 Series and limiting its ability to make distributions to the holders of Series A-1 common shares.  Additionally, any convertible or exchangeable securities that the A-1 Series issues in the future may have rights, preferences and privileges, including with respect to distributions, more favorable than those of our Series A-1 common shares and may result in dilution to owners of our Series A-1 common shares.  Because our decision to issue debt or equity securities of the A-1 Series in any future offering or otherwise incur indebtedness of the A-1 Series will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of future offerings or financings by the A-1 Series, any of which could reduce the market price of our Series A-1 common shares and dilute the value of our Series A-1 common shares.

U.S. Federal Income Tax Risk Factors

If the U.S. Internal Revenue Service (the "IRS") were to successfully assert that we are a single business entity with each Series as a separate division of such business entity, the timing, amount and character of distributions to holders of Series A-1 common shares could be adversely impacted.

We intend to treat each Series as a separate business entity for U.S. federal income tax purposes and the series LLC organization as a non-entity for U.S. federal income tax purposes.  The IRS has indicated that the treatment of series LLC organizations under current law is not entirely clear.  In order to clarify this treatment, the IRS has issued proposed Treasury Regulations that provide that each individual series of a domestic series LLC organization will generally be treated as a separate entity formed under local law, with each such individual series' classification for U.S. federal income tax purposes determined under general tax principles and the entity classification ("check-the-box") rules.  The proposed Treasury Regulations would require taxpayers that treat a series LLC organization formed after September 14, 2010 (the date of publication of the proposed Treasury Regulations) in an inconsistent manner to change their treatment of the series LLC organization following the adoption of the rules as final Treasury Regulations, which may subject the taxpayer to substantial costs.  Notwithstanding the foregoing, there can be no assurance as to whether the proposed Treasury Regulations will be finalized in their current form or at all.  The proposed Treasury Regulations do not address whether a series LLC organization will be recognized as a separate entity for U.S. federal income tax purposes, leaving such determination to be made under federal tax principles independent of whether the organization is recognized as a separate entity under local law.  If the IRS were to adopt a different approach than the one adopted in the proposed Treasury Regulations and successfully challenge our treatment of each Series as a separate business entity for U.S. federal income tax purposes, although the matter is not free from doubt, we expect that the series LLC organization would be treated as a single corporation  that has elected and operated to be taxed as a REIT because we will have made an election for each Series to be taxed as a corporation and each Series will be organized and operated so as to qualify as a REIT for U.S. federal income tax purposes.  If the series LLC organization were so treated, the timing, amount and character of distributions to holders of Series A-1 common shares could be adversely impacted and the ability of the series LLC organization to be taxed as a REIT could be adversely impacted because the activity of each Series would be aggregated as the activities of a single REIT.

The failure of the A-1 Series to qualify or remain qualified as a REIT would subject it to U.S. federal income tax and applicable state and local taxes, which would reduce the amount of cash available for distribution to holders of Series A-1 common shares.

The A-1 Series has been organized and intends to operate in a manner that will enable it to qualify as a REIT for U.S. federal income tax purposes commencing with its taxable year ending December 31, 2013.  The A-1 Series has not requested and does not intend to request a ruling from the Internal Revenue Service, or the IRS, that it will qualify as a REIT.  Qualification as a REIT involves the application of highly technical and complex provisions of the Internal Revenue Code and Treasury Regulations promulgated thereunder for which there are limited judicial and administrative interpretations.  To qualify as a REIT, the A-1 Series must meet, on an ongoing basis, various tests regarding the nature and diversification of its assets and its income, the ownership of its outstanding shares, and the amount of its distributions.  The ability of the A-1 Series to satisfy these asset tests depends upon an analysis of the characterization and fair market values of its assets, some of which are not susceptible to precise determination, and for which it will not obtain independent appraisals.  The A-1 Series' compliance with the REIT income and quarterly asset requirements also depends upon its ability to manage successfully the composition of its income and assets on an ongoing basis.  Moreover, new legislation, court decisions or administrative guidance, in each case possibly with retroactive effect, may make it more difficult or impossible for the A-1 Series to qualify as a REIT.  Thus, while the A-1 Series intends to operate so that it will qualify as a REIT, given the highly complex nature of the rules governing REITs, the ongoing importance of factual determinations, and the possibility of future changes in circumstances, no assurance can be given that the A-1 Series will so qualify for any particular year.

If the A-1 Series fails to qualify as a REIT in any taxable year, and it does not qualify for certain statutory relief provisions, the A-1 Series would be required to pay U.S. federal income tax, including any applicable alternative minimum tax, on its taxable income at regular corporate rates, and distributions to holders of Series A-1 common shares would not be deductible by it in determining its taxable income.  In such a case, the A-1 Series might need to borrow money, sell assets, or reduce or even cease making distributions in order to pay its taxes.  The A-1 Series' payment of income tax would reduce significantly the amount of cash available for distribution to holders of Series A-1 common shares.  Furthermore, if the A-1 Series fails to maintain its qualification as a REIT, the A-1 Series no longer would be required to distribute substantially all of its net taxable income to holders of Series A-1 common shares.  In addition, unless the A-1 Series  is eligible for certain statutory relief provisions, it could not re-elect to qualify as a REIT until the fifth calendar year following the year in which it failed to qualify.

Complying with the REIT requirements may cause the A-1 Series to forego and/or liquidate otherwise attractive investments.

To qualify as a REIT, the A-1 Series must ensure that it meets the REIT gross income tests annually.  In addition, the A-1 Series must ensure that, at the end of each calendar quarter, at least 75% of the value of its total assets consists of cash, cash items, government securities and qualified real estate assets, including certain mortgage loans and certain kinds of mortgage-backed securities.  Any investment in securities (other than government securities, securities of corporations that are treated as taxable REIT subsidiaries or "TRSs" and qualified REIT real estate assets) generally cannot include more than 10% of the outstanding voting securities of any one issuer or more than 10% of the total value of the outstanding securities of any one issuer.  In addition, in general, no more than 5% of the value of the assets of the A-1 Series (other than government securities and qualified real estate assets) can consist of the securities of any one issuer, and no more than 25% of the value of the total securities of the A-1 Series can be represented by securities of  one or more TRSs.  See "U.S. Federal Income Tax Considerations—Requirements for Qualification—General—Asset Tests." If the A-1 Series fails to comply with these asset requirements at the end of any calendar quarter, it must correct the failure within 30 days after the end of the calendar quarter or qualify for certain statutory relief provisions to avoid losing its REIT qualification and suffering adverse tax consequences.

To meet these tests, the A-1 Series may be required to take or forgo taking actions that it otherwise would otherwise consider advantageous.  For instance, in order to satisfy the gross income or asset tests applicable to REITs under the Internal Revenue Code , the A-1 Series may be required to forego certain investments that it otherwise would make.  Furthermore, the A-1 Series may be required to make distributions to holders of Series A-1 common shares at disadvantageous times or when it does not have funds readily available for distribution.  These actions could have the effect of reducing the A-1 Series' income and amounts available for distribution to holders of Series A-1 common shares.  Thus, compliance with the REIT requirements may hinder the investment performance of the A-1 Series.

The REIT distribution requirements could require the A-1 Series to borrow funds during unfavorable market conditions or subject it to tax, which would reduce the cash available for distribution to holders of Series A-1 common shares.

In order to qualify as a REIT, the A-1 Series must distribute to holders of Series A-1 common shares, on an annual basis, at least 90% of its REIT taxable income, determined without regard to the deduction for dividends paid and excluding net capital gains.  In addition, the A-1 Series will be subject to U.S. federal income tax at regular corporate rates to the extent that it distributes less than 100% of its net taxable income (including net capital gains) and will be subject to a 4% nondeductible excise tax on the amount by which its distributions in any calendar year are less than a minimum amount specified under U.S. federal income tax laws.  The A-1 Series intends to distribute its net income to its shareholders in a manner intended to satisfy the REIT 90% distribution requirement and to avoid U.S. federal income tax and the 4% nondeductible excise tax.

In addition, taxable income of the A-1 Series may exceed its net income as determined by GAAP because, for example, the A-1 Series may incur nondeductible capital expenditures or be required to make debt or amortization payments.  As a result of the foregoing, the A-1 Series may generate less cash flow than taxable income in a particular year and it may incur U.S. federal income tax and the 4% nondeductible excise tax on that income if it does not distribute such income to holders of Series A-1 common shares in that year.  In that event, the A-1 Series may be required to use cash reserves, incur debt or liquidate assets at rates or times that it regards as unfavorable or make a taxable distribution of its shares in order to satisfy the REIT 90% distribution requirement and to avoid U.S. federal income tax and the 4% nondeductible excise tax in that year.

Even if the A-1 Series qualifies as a REIT, it may incur tax liabilities that reduces its cash flow.

Even if the A-1 Series qualifies for taxation as a REIT, it may be subject to certain U.S. federal, state and local taxes on its income and assets, including taxes on any undistributed income, and state or local income, franchise, property and transfer taxes, including mortgage recording taxes.  See "U.S. Federal Income Tax Considerations—Taxation of the A-1 Series—Taxation of REITs in General." In addition, any TRSs owned by the A-1 Series will be subject to U.S. federal, state and local corporate income taxes.  Any taxes paid by the A-1 Series or its TRSs would decrease the cash available for distribution to holders of Series A-1 common shares.

Dividends payable by REITs do not qualify for the reduced tax rates on dividend income from regular corporations, which could adversely affect the value of Series A-1 common shares.

The maximum U.S. federal income tax rate for certain qualified dividends payable to U.S. holders of Series A-1 common shares that are individuals, trusts and estates is 20%.  Dividends payable by REITs, however, are generally not eligible for the reduced rates and therefore may be subject to a 39.6% maximum U.S. federal income tax rate on ordinary income.  Although the reduced U.S. federal income tax rate applicable to dividend income from regular corporate dividends does not adversely affect the taxation of REITs or dividends paid by REITs, the more favorable rates applicable to regular corporate dividends could cause investors who are individuals, trusts and estates to perceive investments in REITs to be relatively less attractive than investments in the stocks of non-REIT corporations that pay dividends, which could adversely affect the value of the shares of REITs, including Series A-1 common shares.

Complying with REIT requirements may limit the ability of the A-1 Series to hedge effectively and may cause it to incur tax liabilities.

The REIT provisions of the Internal Revenue Code  may limit the ability of the A-1 Series to hedge its assets and operations.  Under these provisions, any income that the A-1 Series generates from transactions intended to hedge its interest rate risk will be excluded from gross income for purposes of the REIT 75% and 95% gross income tests if the instrument hedges interest rate risk on liabilities used to carry or acquire real estate assets, and such instrument is properly identified under applicable Treasury Regulations.  Income from hedging transactions that do not meet these requirements will generally constitute non-qualifying income for purposes of both the REIT 75% and 95% gross income tests.  See "U.S. Federal Income Tax Considerations—Requirements for Qualification—General—Gross Income Tests" and "U.S. Federal Income Tax Considerations—Requirements for Qualification—General—Hedging Transactions." As a result of these rules, the A-1 Series may have to limit its use of hedging techniques that might otherwise be advantageous or implement those hedges through a TRS.  This could increase the cost of the hedging activities of the A-1 Series because its TRS would be subject to tax on gains or expose it to greater risks associated with changes in interest rates than the A-1 Series would otherwise want to bear.  In addition, losses in a TRS will generally not provide any tax benefit, except for being carried forward against future taxable income in the TRS.

The ability of the board of directors to revoke the REIT election of the A-1 Series without the approval of holders of Series A-1 common shares may cause adverse consequences to holders of Series A-1 common shares.

Our operating agreement provides that the board of directors may revoke or otherwise terminate the REIT election of the A-1 Series, without the approval of holders of Series A-1 common shares, if the board determines that it is no longer in the best interest of the A-1 Series to continue to qualify as a REIT.  If the A-1 Series ceases to qualify as a REIT, it would become subject to U.S. federal income tax on its net taxable income and it generally would no longer be required to distribute any of its net taxable income to holders of Series A-1 common shares, which may have adverse consequences on its total return to holders of Series A-1 common shares.

Legislative or regulatory tax changes related to REITs could materially and adversely affect our business.

At any time, the U.S. federal income tax laws or regulations governing REITs or the administrative interpretations of those laws or regulations may be changed, possibly with retroactive effect.  We cannot predict if or when any new U.S. federal income tax law, regulation or administrative interpretation, or any amendment to any existing U.S. federal income tax law, regulation or administrative interpretation, will be adopted, promulgated or become effective or whether any such law, regulation or interpretation may take effect retroactively.  The A-1 Series and holders of Series A-1 common shares could be adversely affected by any such change in, or any new, U.S. federal income tax law, regulation or administrative interpretation.

Your investment has various tax risks.

Although provisions of the Internal Revenue Code  generally relevant to an investment in Series A-1 common shares are described in "U.S. Federal Income Tax Considerations," you should consult your tax advisor concerning the effects of U.S. federal, state, local and foreign tax laws to you with regard to an investment in Series A-1 common shares.

Forward-Looking Statements

Some of the statements under "Summary," "Risk Factors," "Use of Proceeds,"  "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business and Property," "Distribution Policy" and elsewhere in this prospectus constitute forward-looking statements.  These forward-looking statements are based on our beliefs, assumptions and expectations of the future performance of the A-1 Series, taking into account information currently available to us.  In some cases, you can identify forwardâ€‘looking statements by terms such as "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "plan," "potential," "should" and "would" or the negative of these terms or other comparable terminology.  Statements regarding the following subjects, among others, are forward-looking by their nature:

·                     use of proceeds of this offering;

·                     the A-1 Series' ability to complete the acquisition of the Property;

·                     the A-1 Series' business strategy;

·                     the A-1 Series' ability to obtain future financing arrangements;

·                     the A-1 Series' expected leverage;

·                     estimates or statements relating to, and the A-1 Series' ability to make, future distributions;

·                     the A-1 Series' ability to compete in the marketplace;

·                     market, industry and economic trends;

·                     the A-1 Series' ability to maintain its qualification as a REIT; and

·                     availability of qualified personnel.

Our beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to us or are within our control.  If any such change occurs, the business, financial condition, liquidity and results of operations of the A-1 Series may vary materially from those expressed in, or implied by, our forward-looking statements.  You should carefully consider these risks before you make an investment decision with respect to our Series A-1 common shares, along with, among others, the following factors that could cause actual results to vary from our forward-looking statements:

·                     the factors referenced in this prospectus, including those set forth under "Risk Factors" and "Business and Property";

·                     our ability to successfully operate the Property and generate sufficient operating cash flows to make and sustain distributions to holders of our Series A-1 common shares;

·                     general volatility of the capital markets;

·                     changes in the A-1 Series' investment objectives and business strategy;

·                     our dependence on our Advisor and our ability to find a suitable replacement to manage the Property if we or our Advisor were to terminate the advisory agreement with our Advisor related to the A-1 Series;

·                     limitations on the A-1 Series' business by the REIT requirements; and

·                     the degree and nature of the A-1 Series' competition.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.  You should not rely on these forward-looking statements, which apply only as of the date of this prospectus.  We are not obligated, and do not intend, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Use of Proceeds

We estimate that the net proceeds to the A-1 Series from this offering, after deducting the underwriting discount and estimated offering expenses, will be $            million (based on the offering price of
$      per share, which is the midpoint of the initial public offering price range shown on the cover page of this prospectus).  We estimate that the net proceeds will be $            million if the underwriters exercise their
over-allotment option in full.

The A-1 Series will contribute the net proceeds from this offering to the Property A-1 Subsidiary.  The Property A-1 Subsidiary will use approximately $      million of the net proceeds to fund the cash portion of the $      million contractual purchase price for the Property, and approximately
$       million to pay the closing costs related to the acquisition.

The Property A-1 Subsidiary will use approximately $     million of the net proceeds to reimburse out-of-pocket expenses incurred by ETRE in connection with the formation of the A-1 Series, approximately $     million to reimburse offering expenses which ETRE has advanced on behalf of the A-1 Series, and approximately $     million to reimburse costs incurred by ETRE in connection with the acquisition of the Property, primarily the earnest money deposit that ETRE advanced on behalf of the A-1 Series.

Distribution Policy

We intend for the A-1 Series to elect and qualify to be taxed as a REIT for U.S. federal income tax purposes, commencing with the taxable year ending December 31, 2013.  U.S. federal income tax law requires that a REIT distribute annually at least 90% of its REIT taxable income, excluding net capital gains and determined without regard to the dividendsâ€‘paid deduction, and that it pay tax at regular corporate rates to the extent that it annually distributes less than 100% of its net taxable income.

To satisfy the requirements to qualify as a REIT and generally not be subject to U.S. federal income and excise tax, we intend for the A-1 Series to make regular quarterly distributions to holders of Series A-1 common shares out of legally available funds.

The A-1 Series' current policy is to distribute all cash available for distribution other than reserves on a quarterly basis.  In certain cases, due to differences in timing between the inclusion of income and the receipt of cash with respect to the Property, the A-1 Series may be required to borrow or make a taxable shares distribution to holders of the Series A-1 common shares in order to satisfy the distribution requirement.  We intend to declare distributions within           days of the end of each quarter.  We expect that the first distribution following this offering will be declared on                    , 2013 in respect of the               quarter of            .  We cannot assure you that the A-1 Series will make any distributions to holders of the Series A-1 common shares.  Any distributions made by the A-1 Series will be at the discretion of our board of directors and will depend upon the earnings and financial condition of the A-1 Series, maintenance of the A-1 Series' REIT qualification, restrictions on making distributions under Delaware law and such other factors as our board of directors deems relevant.  The A-1 Series' earnings and financial condition will be affected by various factors, including the revenue from the Property, its operating expenses and any other expenditures.  For more information regarding risk factors that could materially adversely affect the A-1 Series' earnings and financial condition, see "Risk Factors."

We anticipate that REIT distributions generally will be taxable as ordinary income to holders of Series A-1 common shares.  A portion of such distributions may be designated by us as qualified dividend income or capital gains or may constitute a return of capital.  We will furnish annually to each of the holders of Series A-1 common shares a statement setting forth distributions paid during the preceding year and their characterization as ordinary income, qualified dividend income, capital gains or return of capital.  For more information, see "U.S. Federal Income Tax Considerations."

The A-1 Series' cash available for distribution may be less than the amount required to meet the distribution requirements for REITs under the Internal Revenue Code, and it may be required to sell assets or borrow funds to make cash distributions, make a portion of the required distribution in the form of a taxable shares distribution or distribution of debt securities.  For more information, see "U.S. Federal Income Tax Considerations—Taxation of the Series A-1 Common Shares—Taxation of Taxable U.S. Holders of Series A-1 Common Shares."

Capitalization

The following table sets forth (1) the A-1 Series' actual capitalization at April 22, 2013, and (2) its capitalization, as adjusted on a pro forma basis to give effect to (i) the sale of our Series A-1 common shares in this offering at an offering price of $       per share, which is the midpoint of the initial public offering price range shown on the cover page of this prospectus, after deducting the underwriting discount and estimated offering expenses payable by the A-1 Series and (ii) the acquisition of the Property for approximately $              million in cash and the payment of approximately $               million of closing costs.  You should read this table together with "Use of Proceeds" included elsewhere in this prospectus.

As of April 22, 2013
	Actual	Pro Forma(1)(2)
(dollars in thousands)
Cash.......................................................................................................................................	$ —

Total debt...............................................................................................................................	$ —

Members' Capital ( Series A-1 common shares outstanding, actual, and Series A-1 common shares outstanding, pro forma)...........................................................................................

—
Total equity............................................................................................................................	$ —
Total capitalization..................................................................................................................	$ —

(1)       Assumes                      Series A-1 common shares will be sold in this offering at an initial public offering price of $     per share, which is the midpoint of the initial public offering price range shown on the cover page of this prospectus, resulting in proceeds of $              million after deducting the underwriting discount and estimated offering expenses of $         million.  See "Use of Proceeds."

(2)       Does not include                          Series A-1 common shares that we may issue and sell upon exercise of the underwriters' over-allotment option in full.

Management's Discussion and Analysis of
Financial Condition and Results of Operations

You should read the following discussion in conjunction with the information provided under the sections of this prospectus entitled "Risk Factors," "Forward-Looking Statements," and "Business and Property" and the A-1 Series' audited financial statements and the related notes included elsewhere in this prospectus.  This discussion contains forward-looking statements reflecting current expectations that involve risks and uncertainties.  Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the sections entitled "Risk Factors" and "Forward-Looking Statements" and elsewhere in this prospectus.

Overview

We are a newly organized Delaware series limited liability company that has been formed to permit public investment in individual commercial real estate properties, each of which will be held in a separate series of limited liability company interests, or Series, that we intend to establish.  As a series limited liability company, the assets and liabilities of each Series will be segregated from each other pursuant to Delaware law.  We intend for each Series to elect and qualify to be taxed as a separate REIT for U.S. federal income tax purposes, commencing with the first taxable year ending after the initial public offering for that Series has been completed.

The A-1 Series has been established to permit public investment in an office building located in Manhattan, New York, or the Property, which will be held by the A-1 Series.

We are currently negotiating to acquire the Property.  We are targeting for acquisition Class A and Class B office buildings comprising at least 100,000 rentable square feet that represent a potential purchase value of between $100.0 million and $500.0 million.  We will not commence the marketing of this offering until the Property has been placed under a binding purchase and sale agreement and information about the Property has been included in this prospectus.  Shortly after the completion of this offering, we expect the A-1 Series to complete the acquisition of the Property.

Following the completion of this acquisition, the objective of the A-1 Series will be to maximize total returns to holders of the Series A-1 common shares through the payment of consistent cash distributions and the achievement of long-term capital appreciation in the Property.

Each of our Series, including the A-1 Series, will be externally managed and advised by ETRE Asset Management, LLC, or our Advisor, a recently formed subsidiary of ETRE Financial, LLC.  Through our Advisor, we intend to utilize and leverage the extensive expertise and extensive network of relationships of ETRE and its management team.

                We intend to elect and qualify each Series, including the A-1 Series, as a REIT under the Internal Revenue Code commencing with, in the case of the A-1 Series, its taxable year ending December 31, 2013.

Critical Accounting Policies

Below is a discussion of the accounting policies that management believes will be critical once the A-1 Series commences operations. The A-1 Series' accounting policies have been established to conform with GAAP. We consider these policies critical because they involve significant management judgments and assumptions, require estimates about matters that are inherently uncertain and because they are important for understanding and evaluating the A-1 Series' reported financial results. These judgments affect the reported amounts of assets and liabilities and the A-1 Series' disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. With different estimates or assumptions, materially different amounts could be reported in the A-1 Series' financial statements. Additionally, other companies may utilize different estimates that may impact the comparability of the A-1 Series' results of operations to those of companies in similar businesses.

Real Estate Assets

Depreciation and Amortization.  Investments in real estate will be carried at cost and depreciated using the straight-line method over the estimated useful lives. Third-party acquisitions costs will be expensed as incurred. Repair and maintenance costs will be charged to expense as incurred and significant replacements and betterments will be capitalized. Repair and maintenance costs include all costs that do not extend the useful life of the real estate asset. We will consider the period of future benefit of an asset to determine its appropriate useful life. Costs directly associated with the development of land and those incurred during construction will be capitalized as part of the investment basis. We anticipate the estimated useful lives of the A-1 Series' assets by class to be generally as follows:

Buildings	30 years
Building improvements	30 years
Land improvements	15 years
Tenant improvements	Shorter of lease term or expected useful life
Tenant origination and absorption costs	Remaining term of related lease
Furniture, fixtures and equipment	5 – 7 years

Real Estate Acquisition Accounting.  In accordance with Statement of ASC 805, Business Combinations, or ASC 805, the A-1 Series will record real estate, consisting of land, buildings and improvements, at fair value. The A-1 Series will allocate the cost of an acquisition to the acquired tangible assets, identifiable intangibles and assumed liabilities based on their estimated acquisition-date fair values. In addition, ASC 805 requires that acquisition costs be expensed as incurred, restructuring costs generally be expensed in periods subsequent to the acquisition date and changes in accounting for deferred tax asset valuation allowances and acquired income tax uncertainties after the measurement period be recorded to income tax expense.

Intangible assets include the value of in-place leases, which represents the estimated value of the net cash flows of the in-place leases to be realized, as compared to the net cash flows that would have occurred had the property been vacant at the time of acquisition and subject to lease-up. Acquired in-place lease value will be amortized to expense over the average remaining non-cancelable terms of the respective in-place leases.

We will assess the acquisition-date fair values of all tangible assets, identifiable intangibles and assumed liabilities using methods similar to those used by independent appraisers (e.g., discounted cash flow analysis) and that utilize appropriate discount or capitalization rates and available market information. Estimates of future cash flows are based on a number of factors including historical operating results, known and anticipated trends, and market and economic conditions. The fair value of tangible assets of an acquired property considers the value of the property as if it was vacant.

The A-1 Series will record above-market and below-market in-place lease values for acquired properties based on the present value (using an interest rate that reflects the risks associated with the leases acquired) of the difference between (a) the contractual amounts to be paid pursuant to the in-place leases and (b) management's estimate of fair market lease rates for the corresponding in-place leases, measured over a period equal to the remaining non-cancelable term of the lease. The A-1 Series will amortize any recorded above-market or below-market lease values as a reduction or increase, respectively, to rental income over the remaining non-cancelable terms of the respective lease, not including renewals.

We will estimate the value of tenant origination and absorption costs by considering the estimated carrying costs during hypothetical expected lease-up periods, considering current market conditions. In estimating carrying costs, management will include real estate taxes, insurance and other operating expenses and estimates of lost rentals at market rates during the expected lease-up periods.

The A-1 Series will amortize the value of in-place leases to depreciation and amortization expense over the remaining average non-cancelable term of the respective leases.

Estimates of the fair values of the tangible assets, identifiable intangibles and assumed liabilities will require the A-1 Series to estimate market lease rates, property-operating expenses, carrying costs during lease-up periods, discount rates, market absorption periods and the number of years the property will be held for investment. The use of inappropriate estimates would result in an incorrect valuation of the A-1 Series' acquired tangible assets, identifiable intangibles and assumed liabilities, which would impact the amount of its net income.

Impairment of Real Estate and Related Intangible Assets.  We will monitor events and changes in circumstances that could indicate that the carrying amounts of the A-1 Series' real estate and related intangible assets may be impaired. When indicators of potential impairment suggest that the carrying value of real estate and related intangible assets may be greater than fair value, we will assess the recoverability, considering recent operating results, expected net operating cash flow and plans for future operations. If, based on this analysis of undiscounted cash flows, we do not believe that the A-1 Series will be able to recover the carrying value of the real estate and related intangible assets, the A-1 Series would record an impairment loss to the extent that the carrying value exceeds the estimated fair value of the real estate and related intangible assets as defined by ASC 360, Accounting for the Impairment or Disposal of Long-Lived Assets. Particular examples of events and changes in circumstances that could indicate potential impairments are: significant decreases in occupancy, rental income, operating income and market values.

Revenue Recognition

The A-1 Series will recognize minimum rent, including rental abatements and contractual fixed increases attributable to operating leases, on a straight-line basis over the term of the related lease and it will include amounts expected to be received in later years in deferred rents. The A-1 Series' policy for percentage rental income is to defer recognition of contingent rental income until the specified target (i.e., breakpoint) that triggers the contingent rental income is achieved. The A-1 Series will record property operating expense reimbursements due from tenants for common area maintenance, real estate taxes and other recoverable costs in the period the related expenses are incurred. We will make certain assumptions and judgments in estimating the reimbursements at the end of each reporting period. We do not expect the actual results to differ from the estimated reimbursement.

We will make estimates of the collectability of the A-1 Series' tenant receivables related to base rents, expense reimbursements and other revenue or income. We will specifically analyze accounts receivable and historical bad debts, customer creditworthiness, current economic trends and changes in customer payment terms when evaluating the adequacy of the allowance for doubtful accounts. In addition, with respect to tenants in bankruptcy, we will make estimates of the expected recovery of pre-petition and post-petition claims in assessing the estimated collectability of the related receivable. In some cases, the ultimate resolution of these claims can exceed one year. These estimates have a direct impact on the A-1 Series' net income because a higher bad debt reserve results in less net income.

The A-1 Series will recognize gains on sales of real estate pursuant to the provisions of ASC 605-976, Accounting for Sales of Real Estate, or ASC 605-976. The specific timing of a sale will be measured against various criteria in ASC 605-976 related to the terms of the transaction and any continuing involvement associated with the property. If the criteria for profit recognition under the full-accrual method are not met, the A-1 Series will defer gain recognition and account for the continued operations of the property by applying the percentage-of-completion, reduced profit, deposit, installment or cost recovery methods, as appropriate, until the appropriate criteria are met.

Results of Operations

As of the date of this prospectus, the A-1 Series has no operations because it has been in its organizational stage.  The A-1 Series will not commence operations until we have closed the sale of all or a portion of the Series A-1 common shares offered hereby.  Following the completion of this offering and the acquisition of the Property, the A-1 Series' operations will consist primarily of revenues from the tenants who lease space at the Property and its expenses will consist primarily of general and administrative expenses, advisory fees, disposition fees and expense reimbursements payable to our Advisor, interest expense on the Property's mortgage debt, insurance costs and other general overhead expenses.

Liquidity and Capital Resources

The A-1 Series' short-term and long-term liquidity requirements consist primarily of funding its operating expenses and other expenditures directly associated with the Property, including:

·                     The acquisition of the Property;

·                     Distributions paid to holders of our Series A-1 common shares pursuant to the A-1 Series' distribution policy and to maintain its REIT status;

·                     Advisory fees, disposition fees and expense reimbursements payable to our Advisor;

·                     Interest expense and scheduled principal payments the Property's mortgage debt;

·                     Capital expenditures to improve the Property;

·                     Recurring repairs and maintenance expenditures required to maintain the Property.

We expect the A-1 Series will meet its short-term liquidity requirements generally through net cash provided by the Property's operations, existing cash balances, the net proceeds of this offering and, if necessary, short-term borrowings.  We expect the A-1 Series will meet its long-term liquidity requirements through the ability to refinance borrowings on the Property, the issuance of additional equity securities or debt securities and the sources described above with respect to the A-1 Series' short-term liquidity.

Although our governing documents contain limitations related to certain types of debt financing and cross-subsidiary guarantees, in general, these limitations do not limit the amount of indebtedness that the A-1 Series may incur.  We expect for the A-1 Series to maintain a flexible capital structure and intend to target the sum of the outstanding principal amount of its consolidated indebtedness and the liquidation preference or redemption feature of any outstanding preferred shares to approximately        % of the cost basis the A-1 Series' total assets.

Contractual Obligations

The A-1 Series  had no contractual obligations as of             , 2013.  Prior to commencing the marketing phase of this offering, we expect the A-1 Series to enter into a purchase and sale agreement relating to the acquisition of the Property.  In addition, prior to the completion of this offering, the A-1 Series will enter into an advisory agreement with our Advisor that will be effective upon closing of this offering.  Other than this purchase and sale agreement and the Advisory Agreement, the A-1 Series does not have any other material contractual obligations.

Off-Balance Sheet Arrangements

As of the date of this prospectus, the A-1 Series had no off-balance sheet transactions.

Funds from Operations

Following the completion of this offering, our financial reports will include a discussion of A-1 Series' funds from operations, or FFO.  Management believes that FFO, a non-GAAP measure, is an additional and appropriate measure of the operating performance of REITs in general and the A-1 Series in particular.  We will compute FFO in accordance with the standards established by the National Association of Real Estate Investment Trusts, or NAREIT, as net income or loss (computed in accordance with GAAP), excluding gains or losses from sales of depreciable properties, the cumulative effect of changes in accounting principles and real estate-related depreciation and amortization.

Our management will utilize FFO as a measure of the A-1 Series' operating performance, and believes FFO is also useful to investors, because it facilitates an understanding of the A-1 Series'  operating performance after adjustment for certain non-cash expenses, such as real estate depreciation, which assumes that the value of real estate assets diminish predictably over time.  Furthermore, although FFO and other supplemental performance measures are defined in various ways throughout the REIT industry, we also believe that FFO may provide us and the A-1 Series' investors with an additional useful measure to compare the A-1 Series' financial performance to certain other REITs.

FFO is not equivalent to net income or cash generated from operating activities determined in accordance with GAAP.  Furthermore, FFO does not represent amounts available for management's discretionary use because of needed capital replacement or expansion, debt service obligations or other commitments or uncertainties.  FFO should not be considered as an alternative to net income, as an indicator of the A-1 Series' operating performance or as an alternative to cash flow from operating activities as a measure of the A-1 Series' liquidity.

Quantitative and Qualitative Disclosures About Market Risks

Market risk includes risks that arise from changes in interest rates, foreign currency exchange rates, commodity prices and other market changes that affect market sensitive instruments.  In pursuing its business plan, we expect that the primary market risk to which the A-1 Series will be exposed is interest rate risk.

The A-1 Series may be exposed to the effects of interest rate changes primarily as a result of the Property's long-term debt.  Our interest rate risk management objectives will be to limit the impact of interest rate changes on earnings and cash flows and to lower overall borrowing costs while taking into account variable interest rate risk.  To achieve our objectives, the A-1 Series may borrow at fixed rates or variable rates.  The A-1 Series may also enter into derivative financial instruments such as interest rate swaps and caps in order to mitigate its interest rate risk on a related financial instrument.  The A-1 Series will not enter into derivative transactions for speculative purposes.

Inflation

We expect the A-1 Series will be exposed to inflation risk as income from the Property's long-term leases will be a significant source of its cash flows from operations.  We expect there to be provisions in the majority of the Property's leases that will protect the A-1 Series from the impact of inflation.  These provisions may include rent steps, reimbursement billings for operating expense pass-through charges, and real estate tax and insurance reimbursements on a per square foot allowance.  However, due to the long-term nature of the leases, they may not re-set frequently enough to cover inflation.

Business and Property

Overview

We are a newly organized Delaware series limited liability company that has been formed to permit public investment in individual commercial real estate properties, each of which will be held in a separate series of limited liability company interests, or Series, that we intend to establish.  As a series limited liability company, the assets and liabilities of each Series will be segregated from each other pursuant to Delaware law.  We intend for each Series to elect and qualify to be taxed as a REIT for U.S. federal income tax purposes, commencing with the first taxable year ending after the initial public offering for that Series has been completed.

The A-1 Series has been established to permit public investment in an office building located in Manhattan, New York, or the Property, which will be held by the A-1 Series.

We are currently negotiating to acquire the Property.  We are targeting for acquisition Class A and Class B office buildings comprising at least 100,000 rentable square feet that represent a potential purchase value of between $100.0 million and $500.0 million.  We will not commence the marketing of this offering until the Property has been placed under a binding purchase and sale agreement and information about the Property has been included in this prospectus.  Shortly after the completion of this offering, we expect the A-1 Series to complete the acquisition of the Property.

Following the completion of this acquisition, the objective of the A-1 Series will be to maximize total returns to holders of the Series A-1 common shares through the payment of consistent cash distributions and the achievement of long-term capital appreciation in the Property.

Each of our Series, including the A-1 Series, will be externally managed and advised by ETRE Asset Management, LLC, or our Advisor, a recently formed subsidiary of ETRE Financial, LLC.  Through our Advisor, we intend to utilize and leverage the extensive expertise and extensive network of relationships of ETRE and its management team.

We intend to provide investors with price-per-square foot information regarding the Series A-1 common shares.

We intend to elect and qualify each Series, including the A-1 Series, as a REIT under the Internal Revenue Code commencing with, in the case of the A-1 Series, its taxable year ending December 31, 2013.

Our Advisor and ETRE

 Our Advisor is a subsidiary of ETRE.  Pursuant to the terms of an advisory agreement between the A-1 Series and our Advisor, our Advisor will be responsible for administering the business activities and day-to-day operations of the A-1 Series and will provide it with a management team and appropriate support personnel. Our Advisor will at all times be subject to the supervision and oversight of our board of directors and has only such functions and authority as we delegate to it. We do not expect to have employees.

Our Advisor has access to ETRE's senior management team which has extensive experience in identifying, acquiring, financing, analyzing and managing commercial real estate investments, as well as a broad spectrum of other investments related to commercial real estate. Each of the ETRE team members has at least ten years of commercial real estate investment experience.

The Property

Overview

The Property, also known as [â—], is a [â—]-story, [â—] square foot iconic Class [â—] [Trophy office tower] located [â—].  Prominently situated off of [â—], in [the heart of Midtown Manhattan], the Property is easily recognized by [â—].

PROPERTY SUMMARY
Office Rentable Square Feet	[â—]
Retail Rentable Square Feet	[â—]
Concourse / Storage Rentable Square Feet	[â—]
Total Rentable Square Feet	[â—]
% Occupied	[â—]%
Average Floor Plates	[â—]– [â—]SF
Slab to Slab Avg. Ceiling Hts	[â—]'[â—]"
Set Backs	[â—]th , [â—]th & [â—]th Floors
Stories	[â—]
Year Built	19[â—]
Cross Streets	[â—]

As of [â—] 2013, the Property's total rentable square footage was [â—] square feet.  As of [â—] 2013, the Property was [â—]% leased and occupied by credit quality tenants including [â—], [â—], [â—], [â—] and [â—].  [[â—], the Property's major tenant, utilizes the space as its New York headquarters and occupies [â—]% of the Property.  Since its initial occupancy in 19[â—], [â—] has added [â—] square feet of incremental space.

                [Property site plan to follow]

Site Description

[The site consists of a [â—] square foot, mostly rectangular-shaped parcel situated between [â—] and [â—] streets and between [â—] and [â—] avenues in New York City.  The Property has [â—]' of frontage on [â—], [â—]' frontage on [â—] and [â—]' of depth.]

Zoning

[The site is zoned within a [â—], which permits a maximum floor area ratio of [â—] for commercial uses and [â—] for community facility and residential uses.  Permitted uses include office, residential, hotel and mixed-use buildings, as well as retail stores.]

Architect/Structure

[The Property was designed by the internationally renowned architect, [â—] and was completed in 19[â—].  The building is a reflection of [â—]'s "[â—]." The façade is [â—].]

Lobby And Layout

[The Property has [â—] main entrances, one on [â—]th Street and one on [â—]th Street.  The entrances lead to the central concierge/security desk and the elevator banks.  The lobby is [â—] stories high.]

Roof

[The main roof is above the [â—]th and [â—]th floors and consists of a [â—].  Setback roofs are located above the [â—]th, [â—]th and [â—]th floors and are comprised of [â—].  The main roof was replaced [â—] years ago.  The setback roofs were replaced [â—] years ago.  Roof drainage is provided at all roof levels via internal drains.]

Elevators

[There are [â—] high speed automatic traction passenger elevators manufactured by [â—], each with a
[â—]-pound load capacity.  There are [â—] low-rise elevators which service [â—] through the [â—]th floor, [â—] mid-rise elevators which service [â—] through the [â—]th floor and [â—] high-rise elevators that serve the [â—]th through [â—]th floors.  Elevator equipment rooms are located in the basement (low-rise), [â—]th floor (mid-rise) and roof (high-rise).  The building has [â—] dedicated freight cars.  Car#[â—] serves [â—]th floors and has a [â—]-pound capacity.  Car#[â—] serves [â—]-[â—] and has a [â—]-pound capacity.  Car#[â—] serves [â—]-[â—] and has a [â—]-pound capacity.]

HVAC

[Heating is provided via [â—].

Air conditioning is provided by [â—].]

Fire Life Safety

[The building is fully sprinklered with a wet pipe system on all floors.  Water is provided from two
[â—]-gallon reserve tanks located on the [â—]th floor.  The Property has a monitored fire alarm system.  The [â—] and [â—] stairs serve the roof to the street level.]

Plumbing

                [Domestic water enters the building at the basement level from both [â—]th and [â—]th Streets.  The building is serviced by [two] [â—]-gallon combination gravity water tanks located on the [â—]th floor with [â—] gallons dedicated for domestic reserve. Hot water is provided by a [â—]-gallon, [â—]kW electric hot water heater located on each floor.]

Electrical

[Con Edison provides [â—] amp, [â—]/[â—] volts, 3-phase, 4-wire service which enters the building at the basement level.  The main switchgear panel is located in the basement level.  The system provides [â—] watts per rentable square foot.  Most tenants are directly metered.  [Tenant] (floors [â—] - [â—]), [Tenant] (floors [â—] and [â—]), [Tenant] (partial [â—]) and [Tenant]  on the [â—]th floor are charged electric based on submeter readings.  [Tenant]  ([â—]), [Tenant] ([â—]), [Tenant] ([â—]), [Tenant] ([â—]), [Tenant] ([â—]), [Tenant] ([â—]), [Tenant] ([â—]) and [Tenant] ([â—]) pay a rent inclusion charge per their leases.]

Emergency Generator

[Emergency power for lighting stairwells, exit signs, corridors lighting, elevator and Class [â—] systems is provided by a [â—] kW diesel generator located on the [â—]th floor.]

Security

[The lobby desk is manned 24 hours a day, seven days a week.  Hard-wired security cameras monitor and record the entrance and exits, freight entrance and freight hallway.  Tenants have electronic ID access cards that allow entry past the security desk and open certain tenant suite doors.]

Loading Dock

[A loading dock is located on the [â—]th Street side of the building.  A dedicated freight and messenger entrance is located on [â—]th Street and leads directly to the building freight elevators.]

Primary Tenants

[Detailed description of major tenants to follow]

As of [December 31, 2012], the Property was leased to [a diverse base of approximately [â—] tenants], including tenants in the [â—], [â—] and [â—] industries.  The following table sets forth information regarding the [ten] [insert lease tenants occupying 10% or more] largest tenants in the Property based on annualized base rent as of [December 31, 2012]:

Tenant (Principal nature of business)	Lease Expiration(1)	Weighted Average Remaining Lease Term(2)	Total Leased Square Feet(3)	Percent of Property Rentable Square Feet	Annualized Base Rent(4)	Percent of Property Annualized Base Rent
[â—]............................ .................................	[â—]	[â—]	[â—]	[â—]%	$ [â—]	[â—]%
[â—]............................ .................................	[â—]	[â—]	[â—]	[â—]%	$ [â—]	[â—]%
[â—]............................ .................................	[â—]	[â—]	[â—]	[â—]%	$ [â—]	[â—]%
[â—]............................ .................................	[â—]	[â—]	[â—]	[â—]%	$ [â—]	[â—]%
[â—]............................ .................................	[â—]	[â—]	[â—]	[â—]%	$ [â—]	[â—]%
[â—]............................ .................................	[â—]	[â—]	[â—]	[â—]%	$ [â—]	[â—]%
[â—]............................ .................................	[â—]	[â—]	[â—]	[â—]%	$ [â—]	[â—]%
[â—]............................ .................................	[â—]	[â—]	[â—]	[â—]%	$ [â—]	[â—]%
[â—]............................ .................................	[â—]	[â—]	[â—]	[â—]%	$ [â—]	[â—]%
[â—]............................ .................................	[â—]	[â—]	[â—]	[â—]%	$ [â—]	[â—]%
Total........................	[â—]		[â—]	[â—]%	$ [â—]	[â—]%

(1)             Expiration dates are per lease and do not assume exercise of renewal or extension options.  [Detail regarding early termination options to follow.]

(2)             Represents the weighted average lease term, based on annualized base rent. [Detail regarding renewal options to follow.]

(3)             Based on leases signed and commenced as of [December 31, 2012].

[(4)           Represents annualized monthly cash base rent under leases commenced as of [December 31, 2012].  Annualized base rent is calculated by multiplying base rental payments (defined as cash base rent (before abatements and free rent)) for the month ended as of the date indicated above by 12.  Total abatements and free rent with respect to the Property for leases in effect as of [â—], 2013 for [the 12 months ending December 31, 2012] are $[â—].  Total annualized base rent, net of abatements and free rent, for the Property is $[â—].]

Lease Expirations

The following table sets forth a summary schedule of the lease expirations for leases in place as of [December 31, 2012] plus available space for each of the ten full calendar years beginning with the year ending [December 31, 2013] at the Property.  [The information set forth in the table assumes that tenants exercise no renewal options and all early termination rights.]

Year of Lease Expiration	Number of Leases Expiring(1)	Square Footage of Leases Expiring(2)	Percent of Property Square Footage of Leases Expiring	Annualized Base Rent(3)	Percent of Property Annualized Base Rent	Annualized Base Rent Per Leased Square Foot
Available..........................	[â—]	[â—]	[â—]%	$ [â—]	[â—]%	[â—]
Signed leases not commenced	[â—]	[â—]	[â—]%	$ [â—]	[â—]%	[â—]
Month-to-month leases....	[â—]	[â—]	[â—]%	$ [â—]	[â—]%	$ [â—]
2013................................	[â—]	[â—]	[â—]%	$ [â—]	[â—]%	$ [â—]
2014................................	[â—]	[â—]	[â—]%	$ [â—]	[â—]%	$ [â—]
2015................................	[â—]	[â—]	[â—]%	$ [â—]	[â—]%	$ [â—]
2016................................	[â—]	[â—]	[â—]%	$ [â—]	[â—]%	$ [â—]
2017................................	[â—]	[â—]	[â—]%	$ [â—]	[â—]%	$ [â—]
2018................................	[â—]	[â—]	[â—]%	$ [â—]	[â—]%	$ [â—]
2019................................	[â—]	[â—]	[â—]%	$ [â—]	[â—]%	$ [â—]
2020................................	[â—]	[â—]	[â—]%	$ [â—]	[â—]%	$ [â—]
2021................................	[â—]	[â—]	[â—]%	$ [â—]	[â—]%	$ [â—]
2022................................	[â—]	[â—]	[â—]%	$ [â—]	[â—]%	$ [â—]
Thereafter........................	[â—]	[â—]	[â—]%	$ [â—]	[â—]%	$ [â—]
Total/Weighted Average.	[â—]	[â—]	[â—]%	$ [â—]	[â—]%	$ [â—]

(1)             If a lease has two different expiration dates, it is considered to be two leases (for the purposes of lease count and square footage).

[(2)           Office property measurements are based on Real Estate Board of New York measurement standards; retail property measurements are based on useable square feet.  [Note any exclusions]]

[(3)           Represents annualized cash base rent under leases commenced as of [December 31, 2012].  Annualized base rent is calculated by multiplying base rental payments (defined as cash base rent (before abatements and free rent)) for the month ended as of the date indicated above by 12.  Total abatements and free rent with respect to the Property for leases in effect as of [â—], 2013 for [the 12 months ending December 31, 2012] are $[â—].  Total annualized base rent, net of abatements and free rent, for the Property is $[â—].]

Percent Leased and Base Rent

The following table sets forth the percent leased, annualized base rent per leased square foot and net effective base rent per leased square foot for the Property as of the dates indicated below:

Date	Percentage Leased(1)	Annualized Base Rent per Leased Square Foot(2)	Net Effective Annual Base Rent per Leased Square Foot(3)
December 31, 2012......................................................	[â—]%	$ [â—]	$ [â—]
December 31, 2011......................................................	[â—]%	$ [â—]	$ [â—]
December 31, 2010......................................................	[â—]%	$ [â—]	$ [â—]
December 31, 2009......................................................	[â—]%	$ [â—]	$ [â—]
December 31, 2008......................................................	[â—]%	$ [â—]	$ [â—]
December 31, 2007......................................................	[â—]%	$ [â—]	$ [â—]

(1)             Based on leases commenced as of the dates indicated above and calculated as rentable square feet less available square feet divided by rentable square feet.

(2)             Annualized base rent per leased square foot is calculated by dividing (i) base rental payments (defined as cash base rent (before abatements and free rent)) for the month ended as of the dates indicated above multiplied by 12, by (ii) square footage under commenced leases as of the dates indicated above.

(3)             Net effective annual base rent per leased square foot represents (i) the contractual base rent for leases in place as of the dates indicated above, calculated on a straight-line basis to amortize free rent periods and abatements, but without regard to tenant improvement allowances and leasing commissions, divided by (ii) square footage under commenced leases as of the same date.

Lease Distribution

The following table sets forth information relating to the distribution of leases in the Property, based on net rentable square feet under lease as of [December 31, 2012]:

Square Feet Under Lease	Number of Leases(1)	Leases as Percent of Total	Rentable Square Feet(2)	Percent of Property Rentable Square Feet	Annualized Base Rent(3)	Percent of Property Annualized Base Rent(3)
Available.....................	[â—]	[â—]%	[â—]	[â—]%	$ [â—]	[â—]%
2,500 or less...............	[â—]	[â—]%	[â—]	[â—]%	$ [â—]	[â—]%
2,501 - 10,000............	[â—]	[â—]%	[â—]	[â—]%	$ [â—]	[â—]%
10,001 - 20,000..........	[â—]	[â—]%	[â—]	[â—]%	$ [â—]	[â—]%
20,001 - 40,000..........	[â—]	[â—]%	[â—]	[â—]%	$ [â—]	[â—]%
40,001 - 100,000........	[â—]	[â—]%	[â—]	[â—]%	$ [â—]	[â—]%
Greater than 100,000..	[â—]	[â—]%	[â—]	[â—]%	$ [â—]	[â—]%
Signed leases not commenced............	[â—]	[â—]%	[â—]	[â—]%	[â—]	[â—]%
Total...........................	[â—]	[â—]%	[â—]	[â—]%	$ [â—]	[â—]%

(1)             If a lease has two different expiration dates, it is considered to be two leases (for purpose of lease count and square footage).

(2)             Office property measurements are based on the Real Estate Board of New York measurement standards; retail property measurements are based on useable square feet. [Note any exclusions]

(3)             Represents annualized cash base rent under leases commenced as of [December 31, 2012].  Annualized base rent is calculated by multiplying base rental payments (defined as cash base rent (before abatements and free rent)) for the month ended as of the date indicated above by 12.  Total abatements and free rent with respect to the Property for leases in effect as of [â—], 2013 for [the 12 months ending December 31, 2012] are $[â—].  Total annualized base rent, net of abatements and free rent, for the Property is $[â—].

Tenant Improvement Costs and Leasing Commissions

The following table sets forth certain information regarding tenant improvement costs and leasing commissions for tenants at the Property for the years ended [December 31, 2010, 2011 and 2012].

	Year Ended December 31,			Total/ Weighted Average January 1, 2010 to December 31,
	2012	2011	2010	2012
New Leases
Number of leases signed...............................	[â—]	[â—]	[â—]	[â—]
Total Square Feet..........................................	[â—]	[â—]	[â—]	[â—]
Leasing commission costs(1).........................	$ [â—]	$ [â—]	$ [â—]	$ [â—]
Tenant improvement costs(1).........................	$ [â—]	$ [â—]	$ [â—]	$ [â—]
Total leasing commissions and tenant improvement costs(1)......................................................	$ [â—]	$ [â—]	$ [â—]	$ [â—]
Leasing commission costs per square foot(1).	$ [â—]	$ [â—]	$ [â—]	$ [â—]
Tenant improvement costs per square foot(1) ......................................................	$ [â—]	$ [â—]	$ [â—]	$ [â—]
Total leasing commissions and tenant improvement costs per square foot(1).............................	$ [â—]	$ [â—]	$ [â—]	$ [â—]
Expansions
Number of leases signed...............................	[â—]	[â—]	[â—]	[â—]
Total Square Feet..........................................	[â—]	[â—]	[â—]	[â—]
Leasing commission costs(1).........................	$ [â—]	$ [â—]	$ [â—]	$ [â—]
Tenant improvement costs(1).........................	$ [â—]	$ [â—]	$ [â—]	$ [â—]
Total leasing commissions and tenant improvement costs(1)......................................................	$ [â—]	$ [â—]	$ [â—]	$ [â—]
Leasing commission costs per square foot(1).	$ [â—]	$ [â—]	$ [â—]	$ [â—]
Tenant improvement costs per square foot(1) ......................................................	$ [â—]	$ [â—]	$ [â—]	$ [â—]
Total leasing commissions and tenant improvement costs per square foot(1).............................	$ [â—]	$ [â—]	$ [â—]	$ [â—]
Renewals
Number of leases signed...............................	[â—]	[â—]	[â—]	[â—]
Total Square Feet..........................................	[â—]	[â—]	[â—]	[â—]
Leasing commission costs(1).........................	$ [â—]	$ [â—]	$ [â—]	$ [â—]
Tenant improvement costs(1).........................	$ [â—]	$ [â—]	$ [â—]	$ [â—]
Total leasing commissions and tenant improvement costs(1).................................................	$ [â—]	$ [â—]	$ [â—]	$ [â—]
Leasing commission costs per square foot(1)	$ [â—]	$ [â—]	$ [â—]	$ [â—]
Tenant improvement costs per square foot(1)	$ [â—]	$ [â—]	$ [â—]	$ [â—]
Total leasing commissions and tenant improvement costs per square foot(1)........................	$ [â—]	$ [â—]	$ [â—]	$ [â—]
Total New Leases, Expansions and Renewals
Number of leases signed.........................	[â—]	[â—]	[â—]	[â—]
Total Square Feet.....................................	[â—]	[â—]	[â—]	[â—]
Leasing commission costs(1)....................	$ [â—]	$ [â—]	$ [â—]	$ [â—]
Tenant improvement costs(1)....................	$ [â—]	$ [â—]	$ [â—]	$ [â—]
Total leasing commissions and tenant improvement costs(1)................................................	$ [â—]	$ [â—]	$ [â—]	$ [â—]
Leasing commission costs per square foot(1)	$ [â—]	$ [â—]	$ [â—]	$ [â—]
Tenant improvement costs per square foot(1)..................................................	$ [â—]	$ [â—]	$ [â—]	$ [â—]
Total leasing commissions and tenant improvement costs per square foot(1)........................	$ [â—]	$ [â—]	$ [â—]	$ [â—]

 (1)            Presents all tenant improvement and leasing commission costs as if they were incurred in the period in which the lease was signed, which may be different than the period in which they were actually paid.

Historical Capital Expenditures

The following table sets forth certain information regarding historical capital expenditures at the Property for the years ended [December 31, 2010, 2011 and 2012].

Year Ended December 31,			Weighted Average January 1, 2010 to December 31,
2012	2011	2010	2012
$ [â—]	$ [â—]	$ [â—]	$ [â—]

[Discussion to be added to the extent that there is a renovation program pursuant which is in place or contemplated.]

[Floor plan details to follow]

Real Property Taxes

Real Estate in the City of New York is reassessed annually, on a fiscal year basis ending June 30th, to determine the fair market value of the land and improvements.  The City of New York is permitted to classify real property by type and to assess classifications at different fractions of their market values.  The New York City Department of Finance determines the assessed value of real estate using the standard appraisal methods of income and expenses, comparable sales, and replacement cost less depreciation, and relies on income and expense statements submitted annually by real property owners.  The methodology of estimating market value by the assessor involves direct capitalization, using rates that are applied to properties based upon geography and age.  A transitional value is calculated based on the annual phase-in of the increases and incorporates an accumulation of increases in the actual assessed value from the prior five-year period.  In addition, assessment increases may be physical, as a result of alterations or improvements made to a Property, such increases in assessed value are not phased-in.  Taxes are then calculated by applying the tax percentage rate to the lower of either the actual assessed or transitional value.  Property taxes are due in two equal installments on July 1 and January 1 of the following year; however, a 1% discount is given if fully paid in July.

The following table sets forth a summary of real estate tax payments for the Property for the 2010/2011, 2011/2012 and 2012/2013 years.

	2010/2011	2011/2012	2012/2013
Market Value.........................................................................	$[â—]	$[â—]	$[â—]
Assessed Value......................................................................	$[â—]	$[â—]	$[â—]
Transitional Value..................................................................	$[â—]	$[â—]	$[â—]
Real Estate Tax Rate...............................................................	[â—]%	[â—]%	[â—]%
Total Taxes............................................................................	$[â—]	$[â—]	$[â—]
Total Taxes per square feet(1).................................................	$[â—]	$[â—]	$[â—]

(1)             Based on [â—] rentable square feet.

Depreciation and Taxes

The following table sets forth the (i) tax basis (determined for U.S. federal income tax purposes) upon completion of this offering, (ii) depreciation rate, (iii) method and (iv) life claimed with respect to the Property for purposes of depreciation.

Federal Tax Basis
December 31, 2012	Depreciation Rate	Method(1)	Life Claimed(2)
$ [â—]	[Various]	[DDB/Straight-line]	[15-39 years]

(1)             Unless otherwise noted, depreciation method and life claimed is determined by reference to IRS-mandated method for depreciating assets placed into service after 1986, known as the Modified Accelerated Cost Recovery System.

[(2)           Buildings, building improvements and tenant improvements are depreciated over 39 years using the straight line method.  Tenant improvements incurred in 2010 and 2011 are depreciated over 15 years using the straight line method after allowing for any applicable bonus depreciation.]

Manhattan Office Market Overview

Manhattan is by far the largest office market in the United States measured by total rentable square footage, containing more rentable square feet than the next five largest central business district office markets combined.  Manhattan has a office space of 391.0 million square feet, including 241.1 million square feet in Midtown (the area between 65th Street and 30th Street).

Market conditions remained stable in 2012 as vacancy and asking rents for the fourth quarter of 2012 saw little change. Manhattan had a significant increase in sublease space for nine of the 12 months, particularly in Midtown, which at 10.3% had the highest overall vacancy rate of the three major markets, comprised of Midtown, Midtown South (the area between 30th Street and Canal Street to the Manhattan Bridge) and Downtown (the area below Canal Street to the Manhattan Bridge). Despite the overall increase in sublease space, strong fourth quarter Midtown and Downtown leasing helped to absorb some of the sublease availabilities placed on the market earlier in the year. Despite increased leasing activity late in the fourth quarter of 2012, overall Manhattan vacancies rose in the fourth quarter of 2012 and absorption for the year ended December 31, 2012 was negative.

Demand for Midtown top-quality, "trophy" office  space decreased for the first time since 2009 with asking rents down 5.5% for the year ended December 31, 2012 to $84.96 per square foot, as hedge fund demand, in particular, diminished. Asking rents for Midtown Class A office space were at $72.78 per square foot, a 2.8% increase from the year ended December 31, 2011.

In contrast, Midtown South, which is consistently one of the markets exhibiting the most demand in the country, had its most active quarter of the year for large blocks, with seven deals of more than 50,000 square feet recorded, with fashion, education, advertising and biotechnology tenants being a significant portion of Midtown South's top deals by price per square foot of 2012.

In Downtown, large blocks of high-quality space were delivered or returned to the market, including World Trade Center and World Financial Center, resulting in increases in vacancy for both the quarter and the year ended December 31, 2012. Class A office vacancy rates reached 14.3% in the fourth quarter spurred by long-awaited blocks of more than 3.0 million square feet at two and four World Financial Center.

New York City Economic Overview

New York City outperformed the United States as a whole in employment growth despite continued weakness in the financial services sector. According to New York City's Office of Management and Budget, total employment grew 1.8% in 2012. In contrast, financial services, which is still the largest driver of the Manhattan office market, grew less than 1%. Worldwide political uncertainties, including future tax, spending and regulatory changes, are largely cited as reasons for the weakness.

The disruption caused by Hurricane Sandy drove employment in New York City lower in the fourth quarter of 2012. In November 2012, payroll employment declined by almost 23,000 jobs.  While the financial services sector lost 600 jobs in the first 11 months of 2012, this decline has been offset by healthy growth in the professional and business services sector largely due to technology employment. High-tech employment grew 4.3%, but remains a small portion of the overall Manhattan job base.  New York City's economy is expected to grow modestly in the coming year.

Manhattan Investment Sales Market

The investment sales market achieved peak pricing through the fourth quarter of 2012. Manhattan sales volume (comprising transactions in excess of $10.0 million) started off slowly the first quarter of 2012, but each successive quarter saw an increased sales volume, with $11.7 billion in sales closing the fourth quarter (compared to $4.9 billion in the third quarter), as investors sought to close transactions before year-end.  With $24.8 billion of transactions closed in 2012 (comprising transactions in excess of $10.0 million), these numbers are on par with 2011's total of $25 billion. The first half of 2012 saw $8.2 billion in closed transactions, compared to $16.6 billion of sales volume in the second half of 2012. There is demand for all product types, and a notable decline in availability of large deals. While there have been more transactions in 2012 than in 2011, only four transactions were above $500.0 million, while 2011 saw ten transactions above $500.0 million.

MANHATTAN LEASING MARKET

Current Office Market Statistics

Fourth Quarter, 2012

MARKET SEGMENT	INVENTORY (R.S.F.)	VACANCY	ASKING RENT
Midtown Class A	169,327,418	12.3%	$72.78
Midtown Class B	103,789,108	10.9%	$50.14
Midtown Overall	273,116,526	11.7%	$64.97
Downtown Class A	63,943,443	14.3%	$51.31
Downtown Class B	37,232,311	9.1%	$35.99
Downtown Overall	101,175,754	12.4%	$47.17
Midtown South Class A	15,268,817	9.6%	$70.15
Midtown South Class B	48,615,545	6.5%	$49.45
Midtown South Overall	63,884,362	7.2%	$56.44
MANHATTAN OVERALL	438,176,642	11.2%	$59.44

Business Strategy

The objective of the A-1 Series is to maximize total returns to holders of the Series A-1 common shares through the payment of consistent cash distributions and the achievement of long-term capital appreciation in the Property.

To achieve this objective, our Advisor intends to maximize the cash flow from the Property by:

·                     increasing occupancy levels;

·                     realizing contractual increases in rent under existing leases;

·                     increasing rental rates for tenants with below-market leases upon renewal;

·                     managing operating expenses; and

·                     improving the Property.

Our Advisor further intends to maximize value through the active asset management of the Property.  Our Advisor will actively participate with Jones Lang LaSalle, or the Property Manager, in various aspects of the operations of the Property, including positioning and repositioning, operations analysis, physical design, renovation, capital improvements, tenant experience and overall strategic direction.

Our Financing Strategy

Although our governing documents contain limitations related to certain types of debt financing and cross-subsidiary guarantees, in general, these limitations do not limit the amount of indebtedness that the A-1 Series may incur.  We expect for the A-1 Series to maintain a flexible capital structure and intend to target the sum of the outstanding principal amount of its consolidated indebtedness and the liquidation preference or redemption feature of any outstanding preferred shares to approximately        % of the cost basis of the A-1 Series' total assets.  Our board of directors will periodically review this target and may modify or eliminate it without the approval of holders of the Series A-1 common shares.

We will consider a number of factors when evaluating the A-1 Series' level of indebtedness and making financial decisions, including, among others, the following:

·                     the interest rate of the proposed financing;

·                     the extent to which the financing impacts the flexibility with which our Advisor asset manages the Property;

•                     prepayment penalties and restrictions on refinancing;

•                     our long-term objectives with respect to the financing;

•                     the A-1 Series' target investment returns;

•                     the ability of the Property to generate cash flow sufficient to cover expected debt service payments;

•                     overall level of consolidated indebtedness;

•                     timing of debt maturities;

•                     provisions that require recourse;

•                     corporate credit ratios, including debt service or fixed charge coverage, debt to EBITDA, debt to total market capitalization and debt to undepreciated assets; and

•                     the overall ratio of fixed- and variable-rate debt.

Property Manager

Our Advisor intends to subcontract property management of the Property to Jones Lang LaSalle.  Jones Lang LaSalle's approach to property management will be built around reduced risk, improved tenant retention, enhanced long-term asset values and reduced operating costs, while maintaining a superior work environment for tenants and creating a management experience to match the quality of the Property. Through innovative and rigorous property management strategies as well as client-focused day-to-day management, Jones Lang LaSalle will seek to maintain high levels of occupancy and tenant satisfaction, and will provide engineering services, cost containment, accounting, energy management and sustainability practices that will allow for operational and financial efficiency.

On a global level, Jones Lang LaSalle provides on-site management services to real estate owners for office, industrial, retail and specialty properties, and seeks to leverage its market share and buying power and apply proven programs, procedures and technologies to deliver superior service to its clients. In 2011, Jones Lang LaSalle provided property and facility management services for office, retail, mixed-use and industrial properties totaling approximately 2.1 billion square feet across the globe.

Jones Lang LaSalle provides property and facilities management services throughout the New York
Tri-state area to clients including Mutual of America, JPMorgan Chase, Boston Properties, MetLife, Deutsche Bank, Goldman Sachs and Morgan Stanley with an aggregate portfolio size in excess of 63.0 million square feet. Through our Advisor, we expect to be able to take advantage of the following strengths of Jones Lang LaSalle:

•                     In-house engineering and operations experts.  We believe Jones Lang LaSalle delivers an industry-leading Property Management platform for assets similar to the Property. Through these services, enhanced by Jones Lang LaSalle's leading technology and professionals, Jones Lang LaSalle has the capabilities to create, implement and manage winning solutions for its clients. The technical resources Jones Lang LaSalle deploys on its client accounts are all direct employees of Jones Lang LaSalle and not part of any subsidiaries or affiliates, ensuring compliance, control and consistency with specific engineering needs.

•                     Dedicated in-house energy and sustainability organization.  More than 1,100 LEED® Accredited Professionals assist Jones Lang LaSalle's clients to meet today's environmental and sustainability challenges. This team is able to assist in developing sustainability strategies including the greening of buildings by managing LEED® construction or retrofits, achieving LEED® certification and providing sustainable building operations management.

•                     State-of-the-art technology.  Jones Lang LaSalle is dedicated to developing and implementing state-of-the-art management and quality control tools such as 4SightSM—a web-based tool used to prepare buildings and their tenants for any emergency situation, and 360Facility—another tool used to enhance service levels and increase control.

•                     Quality Tenant Service (QTS) program: The QTS program ensures that Jones Lang LaSalle's property management teams are providing superior tenant service, which in turn helps to attract new tenants and maximize renewal rates.

•                     Proprietary web-based dashboard, PerForm. This measurement tool allows Jones Lang LaSalle to benchmark a property's performance against industry and market metrics and indicators to ensure specific property goals are met.

•                     In-house project and development management services: Jones Lang LaSalle's Project and Development Services Group is the largest provider of project management services in the New York tri-state area. In 2011, the group oversaw 287 projects in the tri-state area valued at more than $6.8 billion.  Notable properties include the World Trade Center, Empire State Building, Madison Square Garden, Grand Central Station and Bank of America's new headquarters tower at One Bryant Park.

•                     In-house construction management services.  As of February 2013, Jones Lang LaSalle was working on more than 2,000 projects in the United States, valued at more than $10 billion.

The A-1 Series will reimburse our Advisor for the fees, costs and expenses of Jones Lang LaSalle.  See "Our Advisor and the Advisory Agreement—Advisory Agreement."

Competition

The leasing of real estate is highly competitive in Manhattan.  The A-1 Series will compete with numerous acquirers, developers, owners and operators of commercial real estate, many of which own or may seek to acquire or develop properties similar to the Property in the same market in which the Property is located.  The principal means of competition are rent charged, location, services provided and the nature and condition of the facility to be leased.  In addition, the A-1 Series will face competition from other real estate companies including other REITs, private real estate funds, domestic and foreign financial institutions, life insurance companies, pension trusts, partnerships, individual investors and others that may have greater financial resources or access to capital than the A-1 Series does.  If the A-1 Series' competitors offer space at rental rates below current market rates, below the rental rates the A-1 Series currently charges the Property's tenants, in better locations within the Property's market or in higher quality facilities, the A-1 Series may lose potential tenants and we may be pressured to reduce the Property's rental rates below those A-1 Series currently charges in order to retain tenants when tenants' leases expire.

Insurance

The A-1 Series will maintain all applicable lines of insurance on the Property and its operations.  The amount and scope of insurance coverage provided by the policies the A-1 Series maintains will be customary for similarly situated office properties in Manhattan.  We believe the amount of insurance coverage the A-1 Series will have on the Property is adequate.  We cannot assure you that in the future insurance will be available at a reasonable cost or that the A-1 Series will be able to maintain adequate levels of insurance coverage.  In addition, we cannot give any assurances as to the future financial viability of the A-1 Series' insurers or that the insurance coverage provided will fully cover all losses on the Property upon the occurrence of a catastrophic event.

Our Policies with Respect to Certain Other Activities

If our board of directors determines that additional funding is required, the  A-1 Series may raise such funds through additional offerings of equity or debt securities or the retention of cash flow (subject to provisions in the Internal Revenue Code concerning distribution requirements and the taxability of undistributed REIT taxable income) or a combination of these methods.  In the event that our board of directors determines to raise additional equity capital, it has the authority, without shareholder approval, to authorize the A-1 Series to issue additional Series A-1 common shares or other classes of shares of the A-1 Series, including preferred shares, in any manner and on such terms and for such consideration as it deems appropriate, at any time.

The A-1 Series may offer equity or debt securities in exchange for property and to repurchase or otherwise reacquire our Series A-1 common shares and may engage in such activities in the future.

The primary business of the A-1 Series will be to own and operate the Property.  The A-1 Series may in the future (i) make loans to third parties, including, to joint ventures in which the A-1 Series participates; (ii) underwrite securities of other issuers or invest in the securities of other issuers for the purpose of exercising control and (iii)  subject to gross income and asset tests necessary for REIT qualification, acquire securities of other REITs, other entities engaged in real estate activities or securities of other issuers.  However, as of the date of this prospectus, we have no intention for the A-1 Series to engage in such activities.

Our board of directors may change any of these policies at any time without prior notice to you or a vote of our shareholders.

Distribution Reinvestment Plan

In the future, we may adopt a distribution reinvestment plan that will permit holders of Series A-1 common shares who elect to participate in the plan to have their cash distributions reinvested in additional Series A-1 common shares.  As a result, if our board of directors authorizes, and we declare, a cash distribution, then such shareholders who have elected to participate in our distribution reinvestment plan will have their cash distribution reinvested in additional Series A-1 common shares, rather than receiving the cash distribution.

Staffing

The A-1 Series is managed by our Advisor pursuant to the advisory agreement between our Advisor and the A-1 Series.  All of our officers and directors are also employees of our Advisor or its affiliates.  We will have no employees upon completion of this offering.  See "Our Advisor and the Advisory Agreement—Advisory Agreement."

Operating and Regulatory Structure

General

The Property is subject to various laws, ordinances and regulations, including regulations relating to common areas. Upon acquisition, we believe the Property will have the necessary permits and approvals to operate its business.

Americans with Disabilities Act

The Property must comply with Title III of the Americans with Disabilities Act, or ADA, to the extent that the Property is a "public accommodation" as defined by the ADA. The ADA may require removal of structural barriers to access by persons with disabilities in certain public areas of the Property where such removal is readily achievable. We believe the Property is in substantial compliance with the ADA and that the A-1 Series will not be required to make substantial capital expenditures to address the requirements of the ADA. However, noncompliance with the ADA could result in imposition of fines or an award of damages to private litigants. The obligation to make readily achievable accommodations is an ongoing one, and we will continue to assess the Property and to make alterations as appropriate in this respect.

Environmental Matters

Under various federal, state and/or local laws, ordinances and regulations, as a current or former owner or operator of real property, the A-1 Series may be liable for costs and damages resulting from the presence or release of hazardous substances, waste, or petroleum products at, on, in, under or from such property, including costs for investigation or remediation, natural resource damages, or third party liability for personal injury or property damage. These laws often impose liability without regard to whether the owner or operator knew of, or was responsible for, the presence or release of such materials, and the liability may be joint and several. The Property may be impacted by contamination arising from current or prior uses of the Property or adjacent properties for commercial, industrial or other purposes. Such contamination may arise from spills of petroleum or hazardous substances or releases from tanks used to store such materials. The A-1 Series also may be liable for the costs of remediating contamination at off-site disposal or treatment facilities when we arrange for disposal or treatment of hazardous substances at such facilities, without regard to whether we comply with environmental laws in doing so. The presence of contamination or the failure to remediate contamination on the Property may adversely affect the ability to attract and/or retain tenants, and the ability to develop or sell or borrow against the Property. In addition to potential liability for cleanup costs, private plaintiffs may bring claims for personal injury, property damage or for similar reasons. Environmental laws also may create liens on contaminated sites in favor of the government for damages and costs it incurs to address such contamination. Moreover, if contamination is discovered on the Property, environmental laws may impose restrictions on the manner in which the Property may be used or how businesses may be operated on the Property.

In addition, the Property is subject to various federal, state and local environmental and health and safety laws and regulations. Noncompliance with these environmental and health and safety laws and regulations could subject the A-1 Series or the Property's tenants to liability. These liabilities could affect a tenant's ability to make rental payments to the A-1 Series. Moreover, changes in laws could increase the potential costs of compliance with such laws and regulations or increase liability for noncompliance. This may result in significant unanticipated expenditures or may otherwise materially and adversely affect the A-1 Series' operations, or those of the Property's tenants, which could in turn have a material adverse effect on the A-1 Series. The A-1 Series may require its tenants to comply with environmental and health and safety laws and regulations and to indemnify the A-1 Series for any related liabilities in its leases with them. But in the event of the bankruptcy or inability of any of such tenants to satisfy such obligations, the A-1 Series may be required to satisfy such obligations. We are not presently aware of any instances of material non-compliance with environmental or health and safety laws or regulations at the Property, and, upon acquisition, we believe that the A-1 Series and/or the Property's tenants will have all material permits and approvals necessary under current laws and regulations to operate the Property.

As the owner or operator of real property, the A-1 Series may also incur liability based on various building conditions. For example, buildings and other structures on the Property may contain, or may have contained, asbestos-containing material, or ACM. Environmental and health and safety laws require that ACM be properly managed and maintained and may impose fines or penalties on owners, operators or employers for non-compliance with those requirements. These requirements include special precautions, such as removal, abatement or air monitoring, if ACM would be disturbed during maintenance, renovation or demolition of a building, potentially resulting in substantial costs. In addition, the A-1 Series may be subject to liability for personal injury or property damage sustained as a result of releases of ACM into the environment. We are not presently aware of any material liabilities related to building conditions, including any instances of material non-compliance with asbestos requirements or any material liabilities related to asbestos.

In addition, the Property may contain or develop harmful mold or suffer from other indoor air quality issues, which could lead to liability for adverse health effects or property damage or costs for remediation. When excessive moisture accumulates in buildings or on building materials, mold growth may occur, particularly if the moisture problem remains undiscovered or is not addressed over a period of time. Some molds may produce airborne toxins or irritants. Indoor air quality issues can also stem from inadequate ventilation, chemical contamination from indoor or outdoor sources, and other biological contaminants such as pollen, viruses and bacteria. Indoor exposure to airborne toxins or irritants above certain levels can be alleged to cause a variety of adverse health effects and symptoms, including allergic or other reactions. As a result, the presence of significant mold or other airborne contaminants at the Property could require the A-1 Series to undertake a costly remediation program to contain or remove the mold or other airborne contaminants from the Property or increase indoor ventilation. In addition, the presence of significant mold or other airborne contaminants could expose the A-1 Series to liability from its tenants, employees of its tenants or others if property damage or personal injury occurs. We are not presently aware of any material adverse indoor air quality issues at the Property.

Implications of Being an Emerging Growth Company

We are an "emerging growth company" as defined in the Jumpstart Our Business Startups Act, or the JOBS Act, and we intend to take advantage of certain exemptions from various disclosure and reporting requirements that are otherwise generally applicable to public companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.  We may take advantage of these exemptions for up to five years or such earlier time that we are no longer an "emerging growth company."  We will cease to be an "emerging growth company" on the earliest of (i) the last day of the first fiscal year in which our annual gross revenues exceed $1.0 billion, (ii) December 31 of the fiscal year that we become a "large accelerated filer" as defined in Rule 12b‑2 under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the fair market value of our common shares that are held by non‑affiliates exceeds $700.0 million as of the last business day of our most recently completed second fiscal quarter and we have been publicly reporting for at least 12 months, (iii) the date on which we have issued more than $1.0 billion in non‑convertible debt securities during the preceding three-year period or (iv) the end of the fiscal year following the fifth anniversary of our initial public offering.  We have irrevocably opted out of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards.  As a result, we will comply with new or revised accounting standards on the same time frames as other public companies that are not "emerging growth companies."  If we take advantage of one or more of these exemptions, we do not know if investors will find our Series A-1 common shares or the common shares of any other Series we may establish in the future less attractive as a result.  If they do, there would likely be a less active trading market for our securities than would otherwise be the case.

Legal Proceedings

Neither we nor our Advisor is currently subject to any legal proceedings which it considers to be material.

Our Advisor and the Advisory Agreement

Set forth below is certain information regarding our Advisor, the personnel of ETRE and the advisory agreement related to the A-1 Series.  The A-1 Series will be externally managed and advised by our Advisor, a recently formed subsidiary of ETRE Financial, LLC. Our Advisor is member-managed and controlled by ETRE Financial, LLC. Pursuant to the terms of the advisory agreement between the A-1 Series and our Advisor, our Advisor will be responsible for administering the business activities and day-to-day operations of the A-1 Series and will provide it with a management team and appropriate support personnel. Subject to the supervision and oversight of our board of directors, our Advisor will be responsible for supervising all aspects of real property operations, including the selection of property managers, tenant leasing, property financing, construction and renovations, budgeting, cash management and insurance, and for other functions and authority delegated to it by our board of directors.  Each of our Series will be externally managed and advised by our Advisor and we expect that each Series which we establish from time to time will enter into an advisory agreement on similar terms and conditions.

General

The A-1 Series is, and the other Series we expect to establish in the future will be, externally advised and managed by our Advisor.  All of our officers are employees of our Advisor or its affiliates.  The executive offices of our Advisor are located at 44 Wall Street, New York, New York, 10005, and the telephone number of our Advisor's executive offices is (212) 388-6850.

Executive Officers and Key Personnel of ETRE

The following table sets forth certain information with respect to each of the executive officers and certain other key personnel of ETRE:

Executive officer	Age	Position held with ETRE	Position held with our Company
Paul Frischer..................................	53	Founding Member; President and Chief Executive Officer; member of Board of Managers	President and Chief Executive Officer; Director
Jesse Stein......................................	34	Founding Member; Executive Managing Director; member of Board of Managers	Secretary; Director
Jacob Frydman...............................	55	Founding Member; member of Board of Managers	Director
Scott Panzer...................................	55	Founding Member; member of Board of Managers	Director

Biographical Information

Set forth below is biographical information for the key personnel of ETRE.

Paul Frischer, 53, is a founding member of ETRE Financial, LLC, has served as its President and Chief Executive Officer and a member of its Board of Managers since August 2012 and has served as our President and Chief Executive Officer and as a member of our board of directors since April 2013.  Prior to joining ETRE Financial, LLC, Mr. Frischer was Executive Managing Director of Research and Real Estate Strategies at Newmark Knight Frank from January 2009 to February 2012, and was responsible for directing Newmark Knight Frank's national research platform and providing market and property analysis for various operating units.  Mr. Frischer is also the Founder and Managing Member of Rexx Index LLC, formed in 2006, a leading benchmark provider in the emerging real estate derivatives market that utilizes algorithmic and econometric models to standardize commercial real estate in premier U.S. markets.  Earlier in his career, from 2002 to 2005, Mr. Frischer was with UBS Financial Services, where he specialized in a self-employed 401K platform to service leading residential real estate firms in New York and Connecticut.  As part of his involvement with portfolio management at UBS, Mr. Frischer also worked on structured ABS investments for alternative energy and shipping interests. In addition to these activities, Mr. Frischer has been the President and Chief Executive Officer of Frischer Kranz, Inc., since 1999, and has been involved with numerous industries inclusive of printing, logistics, and real estate. Mr. Frischer holds an E.M.B.A. from the Stern School of Business at New York University and is a graduate of Bucknell University.

Jesse Stein, 35, is a member of ETRE Financial, LLC, has served as its Executive Managing Director and a member of its Board of Managers since August 2012 and has served as our Secretary and as a member of our board of directors since April 2013. Mr. Stein previously served as the Executive Vice President of Acquisitions for United Realty Advisors, LP, an affiliate of United Realty Partners, LLC, or United Realty Partners, a privately held real estate investment and advisory firm from September 2011 through June, 2013.  Prior to joining United Realty Partners, Mr. Stein was a Managing Director at Multi Capital Group, a boutique real estate and investment banking firm that specializes in equity and debt placement, capital structuring, and principal investment activity. Mr. Stein was employed by Multi Capital Group from September 2005 until December 2008 and from March 2011 until September 2011. From January 2009 to March 2011, Mr. Stein was a Principal at The FoxStone Group, a real estate advisory firm that provides services such as capital structuring, financial analysis, market research, due diligence, and investment sourcing. Mr. Stein's spent five years as a proprietary equities trader at JGM Securities (September 2000 to July 2005), Numina Capital (August 2001 to June 2003), and Spectrum Capital Partners (August 2003 to September 2005). Mr. Stein holds a Bachelor's Degree in Industrial and Labor Relations from Cornell University and a Masters Degree in Real Estate Investments from New York University.

Jacob Frydman, 55, is a founding member of ETRE Financial, LLC, has served as a member of its Board of Managers since August 2012 and has served as a member of our board of directors since April 2013.  Mr. Frydman has served as the Chief Executive Officer and Chairman of the Board of Directors of United Realty Trust Incorporated, a public, non-traded REIT, since November 2011. Mr. Frydman has also held similar positions with United Realty Advisors, LP and United Realty Advisor Holdings LLC since July 2011. Mr. Frydman has served as Managing Partner of Hudson-York Capital, LLC, a real estate investment and development firm, and its predecessor firms, from May 1995 through the present, and is a founding Managing Partner of Lambdastar Infrastructure Partners, LLC, an infrastructure investment fund, from May 2007 through the present. Mr. Frydman has more than 30 years’ experience in developing and investing in real estate, including value-added real estate assets, as well as in infrastructure and other business transactions. Through his affiliates, Mr. Frydman has acquired over 5 million square feet of existing and to-be-developed real estate located on the East coast of the United States, and has participated in acquisition and development transactions valued at over $1 billion, including projects under development and not yet completed. Notable transactions by Mr. Frydman, on his own or with other individual investors, include:  developing Two Dag Hammerskjöld Plaza (acquired in 1996 or 1997 by 866 Dag Associates LP, an affiliate of Mr. Frydman), an office condominium tower in midtown Manhattan used by foreign governments for their missions to the United Nations; redeveloping the Aetna Building in lower Manhattan’s financial district (acquired in 1996 by Williams and Fulton Associates LP, an affiliate of Mr. Frydman, and sold in 2001); acquiring the unfinished Global Crossing New York headquarters in 2003 from Goldman Sachs, which Mr. Frydman successfully repositioned for adaptive re-use as a mixed-use development and sold in 2005; purchasing the NBC New York television studios in 2000 from NBC’s parent, General Electric, and entering into a production arrangement with Procter & Gamble; and in 2003 acquiring 500 Tenth Avenue in Manhattan, which Mr. Frydman re-developed into the DHL Center.  Mr. Frydman has developed numerous properties from Florida to New York, including golf course communities, planned unit developments, and townhouse projects. Since 2004, he has been a managing founder of Surrey Equities, LLC, a firm specializing in developing, acquiring and managing strip shopping centers. He believes in ‘‘smart growth’’ and strives to make his projects environmentally sound. He has developed residential projects, urban retail projects, suburban office buildings, medical office buildings, financial center office buildings, active adult communities, residential projects, senior housing, student housing, assisted living and specialized dementia care facilities. Mr. Frydman has operated various businesses, including television production studios that, in an arrangement with Procter & Gamble, from January 1999 until September 2010 produced one of the longest-running television daytime dramas, ‘‘As The World Turns.’’ Mr. Frydman has participated as a speaker and panelist at numerous industry seminars, where he speaks on matters relating to real estate investment and infrastructure investment. Mr. Frydman has also been a guest lecturer on real estate finance at Columbia University’s Masters of Real Estate Development program in the School of Architecture, and as a participant in the Master’s Lecturer series sponsored by New York Law School, where he lectured on “Risk and Relative Risk in Business Transactions." Mr. Frydman frequently is interviewed on national television programs on topics related to real estate, including CNBC, Fox Business, Bloomberg TV, and others. Since June 2011, Mr. Frydman has been a member of the Board of Directors of the Bardavon Opera House, home of the Hudson Valley Philharmonic. Mr. Frydman is a graduate of Boston University (B.S., Finance) and Case Western Reserve University School of Law (Juris Doctor). Mr. Frydman was selected to serve as a member of our board of directors based on his significant experience investing in, structuring, financing and executing highly complex real estate transactions.

Scott Panzer, 55, is a founding member of ETRE Financial, LLC, has served as a member of its Board of Managers since August 2012 and has served as a member of our board of directors since April 2013.  Mr. Panzer is also a Vice Chairman at Jones Lang LaSalle where he provides advising services to clients across all facets of real estate.  He has, during the past 20 years, advised major corporate clients for their headquarter requirements including Bloomberg, AXA Equitable, Comcast NBCU and Health Net.  Since becoming a service provider in 1992, he has completed over 30 million square feet of assignments.  Mr. Panzer was Jones Lang LaSalle’s global MVP for 2011 and has been on the top 5 for the last 3 years.  Prior to joining Jones Lang LaSalle in 2009, Mr. Panzer spent 15 years at Newmark Knight Frank, where he initiated the pursuit of the Corporate Advisory Services platform and built the infrastructure required to support it.  During his last 10 years at Newmark Knight Frank, he was a senior principal in the firm and head of its Corporate Services platform. Mr. Panzer holds an M.B.A. in Finance/Accounting from the University of Miami.  Mr. Panzer is also an Adjunct Professor at Saint John’s University in New York City, At present he is teaching a course on Managerial Strategy and Policy.  Mr. Panzer was selected to serve as a member of our board of directors based on his significant experience and deep relationships in the real estate industry.

Inter-Series Conflict Resolution Committee

Our board of directors has adopted the Inter-Series Policy, which is administered by our Advisor and has been designed to govern the operating relationships among the Series, address conflicts of interest among the Series and promote the fair allocation of sale, financing, leasing and other business opportunities among the real properties owned by the different Series.  See "Management—Inter-Series Relationship, Conflicts of Interest and Opportunity Allocation Policy."  Upon completion of this offering, our Advisor will establish an inter-series conflict resolution committee, the purpose of which will be to administer, on behalf of the Advisor, certain provisions of the Inter- Series Policy.  The inter-series conflict resolution committee will be comprised of          ,             and            , each of whom are personnel of ETRE.  The inter-series conflict resolution committee will meet as frequently as it believes is necessary.

Advisory Agreement

The A-1 Series will enter into the advisory agreement with our Advisor effective upon the closing of this offering.  Pursuant to the terms of the advisory agreement, our Advisor will implement the business strategy of the A-1 Series and perform certain services for it, subject to oversight by our board of directors.  Our Advisor may subcontract any or all of its responsibilities under the advisory agreement relating to the operation, administration or management of the Property, including property management and leasing and other real property operations.  Our Advisor intends to subcontract property management of  the Property to Jones Lang LaSalle.

Our Advisor will be responsible for, among other duties: (1) performing all of the A-1 Series' day-to-day management and administrative functions, (2) subject to the restrictions in our operating agreement related to debt financing and cross-subsidiary guarantees, arranging for financings and refinancings, (3) performing asset management duties (including leasing and service contracts) and (4) performing financial and accounting services.  Our Advisor performs (or causes to be performed) such services and activities relating to our assets and operations as may be appropriate, which includes, without limitation, the following:

(i)            providing daily management for the A-1 Series and its subsidiaries and performing and supervising the various administrative functions necessary for the day-to-day management of the operations of the A-1 Series and its subsidiaries;

(ii)           investigating, selecting and, on behalf of the A-1 Series, engaging and conducting business with and supervising the performance of such persons as the Advisor deems necessary to the proper performance of its obligations under the advisory agreement (including consultants, accountants, correspondents, lenders, technical advisors, attorneys, brokers, underwriters, corporate fiduciaries, escrow agents, depositaries, custodians, agents for collection, insurers, insurance agents, banks, builders, developers, property owners, real estate management companies, real estate operating companies, securities investment advisors, mortgagors, the registrar and the transfer agent and any and all agents for any of the foregoing), including affiliates of the Advisor and persons acting in any other capacity deemed by the Advisor to be necessary or desirable for the performance of any of the foregoing services (including entering into contracts in the name of the A-1 Series and its subsidiaries with any of the foregoing);

(iii)          consulting with our officers and directors and assisting the directors in the formulation and implementation of the A-1 Series' financial policies and, as necessary, furnishing our board of directors with advice and recommendations with respect to the investment objectives and policies of the A-1 Series and in connection with any borrowings proposed to be undertaken by the A-1 Series or its subsidiaries;

(iv)          subject to the provisions of the advisory agreement, (i) subject to the restrictions in our operating agreement related to debt financing and cross-subsidiary guarantees, arranging for financing and refinancing and making other changes in the asset or capital structure of the A-1 Series and its subsidiaries; (ii) entering into leases and service contracts for the A-1 Series and its subsidiaries and, to the extent necessary, performing all other operational functions for the maintenance and administration of the A-1 Series; (iii) actively overseeing and managing the A-1 Series for purposes of meeting the A-1 Series' investment objectives; (iv) overseeing, supervising and evaluating affiliated and non-affiliated property managers who perform services for the A-1 Series and its subsidiaries; (v) overseeing affiliated and non-affiliated persons with whom the Advisor contracts to perform certain of the services required to be performed under the advisory agreement; and (vi) managing accounting and other recordkeeping functions for the A-1 Series and its subsidiaries, including reviewing and analyzing the capital and operating budgets and generating an annual budget for the A-1 Series;

(v)           subject to the restrictions in our operating agreement related to debt financing and cross-subsidiary guarantees, negotiating on behalf of the A-1 Series and its subsidiaries with banks or other lenders for loans to be made to the A-1 Series and its subsidiaries, and negotiating with investment banking firms and broker-dealers on behalf the A-1 Series and its subsidiaries, or negotiating private sales of the Series A-1 common shares or obtaining loans for the A-1 Series and its subsidiaries, but in no event in such a manner that the Advisor shall be acting as broker-dealer or underwriter; provided, however, that any fees and costs payable to third parties incurred by our Advisor in connection with the foregoing shall be the responsibility of the A-1 Series and its subsidiaries;

(vi)          from time to time, or at any time reasonably requested by the board of directors, making reports to our board of directors on its performance of services to the A-1 Series under the advisory agreement, including reports with respect to potential conflicts of interest involving our Advisor or any of its affiliates;

(vii)         providing the A-1 Series and its subsidiaries with all necessary cash management services;

(viii)        performing investor relations and shareholder communications functions for the A-1 Series;

(ix)          rendering such services as may be reasonably determined by our board of directors consistent with the terms and conditions in the advisory agreement;

(x)           maintaining the A-1 Series' accounting and other records and assisting the A-1 Series in preparing, reviewing and filing all reports required to be filed by it with the SEC, the Internal Revenue Service and other regulatory agencies;

(xi)          doing all things reasonably necessary to assure its ability to render the services described in the advisory agreement; and

(xii)         making recommendations to our board of directors with respect to follow-on offerings, tender offers in respect of the Series A-1 common shares, dispositions of the Property and other significant transactions.

Pursuant to the advisory agreement with the A-1 Series, our Advisor does not assume any responsibility other than to render the services called for thereunder and is not responsible for any action of our board of directors in following or declining to follow its advice or recommendations.  In addition, to the extent that officers of our Advisor also serve as our officers, these officers owe us duties under Delaware law in their capacity as our officers.  Under the advisory agreement, our Advisor, its officers, stockholders, members, managers, directors, personnel, any person or entity controlling or controlled by our Advisor and any of their officers, stockholders, members, managers, directors, employees, consultants and personnel, and any person providing advisory services to our Advisor are not liable to us, the A-1 Series, our directors, our shareholders or any subsidiary's shareholders or partners for acts or omissions performed in accordance with and pursuant to the advisory agreement, except because of acts constituting bad faith, willful misconduct, gross negligence, or reckless disregard of their duties under the advisory agreement, as determined by a final non-appealable order of a court of competent jurisdiction.  The A-1 Series will indemnify our Advisor, its officers, stockholders, members, managers, directors, personnel, any person or entity controlling or controlled by our Advisor and any of their officers, stockholders, members, managers, directors, employees, consultants and personnel, and any person providing advisory services to our Advisor with respect to all expenses, losses, damages, liabilities, demands, charges and claims arising from acts of our Advisor not constituting bad faith, willful misconduct, gross negligence, or reckless disregard of duties, performed in good faith in accordance with and pursuant to the advisory agreement.  Our Advisor indemnifies us, the A-1 Series, our directors and officers with respect to all expenses, losses, damages, liabilities, demands, charges and claims arising from acts of our Advisor constituting bad faith, willful misconduct, gross negligence, or reckless disregard of its duties under the advisory agreement, as determined by a final non-appealable order of a court of competent jurisdiction, or any claims by ETRE's personnel relating to the terms and conditions of their employment by our Advisor or ETRE.  Notwithstanding the foregoing, our Advisor carries errors and omissions and other customary insurance.

The advisory agreement may be amended or modified by written agreement between the A-1 Series and our Advisor.  The advisory agreement will have an indefinite term, but may be terminated by our Advisor or the A-1 Series under certain circumstances. The A-1 Series may terminate the advisory agreement with our Advisor at any time with 30 days prior written notice from our board of directors for cause, which is defined as:

•         our Advisor’s continued material breach of any provision of the advisory agreement following a period of 30 days after written notice thereof, unless (i) such material breach, by its nature, is not capable of being cured within such 30 day period and (ii) within such 30 day period, our Advisor commences to cure such material breach and thereafter diligently pursues the cure of such material breach and (iii) our Advisor causes such material breach to be cured within a reasonable period time thereafter;

•         our Advisor’s fraud, misappropriation of funds, or embezzlement against any Series of our company;

•         our Advisor’s gross negligence of duties under the advisory agreement;

•         the commencement of any proceeding relating to our Advisor’s Bankruptcy (as defined below) or insolvency, including an order for relief in an involuntary bankruptcy case or our Advisor authorizing or filing a voluntary bankruptcy petition;

•         our Advisor is convicted (including a plea of nolo contendere) of a felony; and

•         the dissolution of our Advisor.

For purposes of the above, "Bankruptcy" means (a) the filing by our Advisor of a voluntary petition seeking liquidation, reorganization, arrangement or readjustment, in any form, of its debts under Title 11 of the United States Code or any other federal, state or foreign insolvency law, or our Advisor’s filing an answer consenting to or acquiescing in any such petition, (b) the making by our Advisor of any assignment for the benefit of its creditors, (c) the expiration of 60 days after the filing of an involuntary petition under Title 11 of the Unites States Code, an application for the appointment of a receiver for a material portion of the assets of our Advisor, or an involuntary petition seeking liquidation, reorganization, arrangement or readjustment of its debts under any other federal, state or foreign insolvency law, provided  that the same shall not have been vacated, set aside or stayed within such 60-day period or (d) the entry against our Advisor of a final and non-appealable order for relief under any bankruptcy, insolvency or similar law.

Termination for unsatisfactory financial performance does not constitute "cause" under the advisory agreement.

In addition, following either (a) a distribution to holders of, or redemption of, outstanding Series A-1 common shares in connection with a disposition of all or substantially all of the A-1 Series' interest in the Property A-1 Subsidiary or the Property A-1 Subsidiary's interest in the Property as described under "Description of Series A-1 Common Shares—Redemption—Redemption in Connection with Sale of Property A-1 Subsidiary or Property" or (b) a redemption of outstanding Series A-1 common shares pursuant to our tender offer policy as described under "Description of Series A-1 Common Shares – Tender Offer Policy as to Series A-1 Common Shares (which we refer to, in each case, as a "Property Sale"), the advisory agreement may be terminated at the option of either party.

Our Advisor may also terminate the advisory agreement if we become or the A-1 Series becomes required to register as an investment company under the 1940 Act, with such termination deemed to occur immediately before such event.  In addition, if the A-1 Series defaults in the performance of any material term of the agreement and the default continues for a period of 30 days after written notice to the A-1 Series (unless (i) such default, by its nature, is not capable of being cured within such 30 day period and (ii) within such 30 day period, the A-1 Series commences to cure such default and thereafter diligently pursues the cure of such default and (iii) the A-1 Series causes such default to be cured within a reasonable period time thereafter), our Advisor may terminate the management agreement upon 60 days’ written notice.

Our Advisor may assign the advisory agreement to an affiliate with the approval of a majority of the board of directors (including a majority of the independent directors).  The Advisor may assign any rights to receive fees or other payments under the advisory agreement to any person without obtaining the approval of the board of directors.  The A-1 Series generally cannot assign the advisory agreement without the consent of our Advisor.  In connection with a redemption of all outstanding Series A-1 common shares in exchange for equity interests in the Property A-1 Subsidiary as described under "Description of Series A-1 Common Shares—Redemption—Redemption in Exchange for Interests of Property A-1 Subsidiary at Option of Our Board of Directors," the advisory agreement will be automatically assigned to the Property A-1 Subsidiary, unless our Advisor elects to terminate the agreement in connection with such redemption.

Advisory Fee, Disposition Fee and Expense Reimbursement

Neither we nor the A-1 Series maintains an office or employs personnel.  Instead, we rely on the facilities and resources of our Advisor to conduct the day-to-day operations of the A-1 Series.

Advisory Fee and Disposition Fee

The A-1 Series pays our Advisor a monthly advisory fee in an amount equal to 0.75% per annum of the A-1 Series' Total Capitalization, which is equal to the sum of the A-1 Series' total debt, members' capital, retained earnings and noncontrolling interests in the Property Subsidiary at the end of the month.  The advisory fee will be payable monthly in arrears.

Following a Property Sale, the A-1 Series will pay our Advisor a disposition fee, in cash, in an amount equal to 1.00% of the A-1 Series' Total Capitalization at the end of the month immediately preceding a Property Sale.

Our Advisor uses the proceeds from its advisory fee, and expect to use the proceeds from any disposition fee, in part to pay compensation to ETRE's officers and personnel who, notwithstanding that certain of them also are our officers, receive no cash compensation directly from us.  The A-1 Series does not reimburse our Advisor or its affiliates for the salaries and other compensation of ETRE's personnel to the extent that such personnel perform services for which our Advisor receives the advisory fee.

Reimbursement of Expenses

Because our Advisor and ETRE's personnel perform certain legal, accounting, due diligence tasks and other services that outside professionals or outside consultants otherwise would perform, our Advisor is paid or reimbursed for the documented cost of performing such tasks.

The A-1 Series also pays all operating expenses, except those specifically required to be borne by our Advisor under the advisory agreement.  The expenses required to be paid by the A-1 Series include, but are not limited to:

·                     the actual cost of goods and services used by the A-1 Series and obtained from entities not affiliated with the Advisor;

·                     fees, costs and expenses of property managers performing property management and leasing services for the Property, including the fees, costs and expenses of Jones Lang LaSalle;

·                     costs associated with insurance required in connection with the business of the A-1 Series;

·                     expenses associated with the listing of the Series A-1 common shares on a national securities exchange, if applicable, or with the issuance and distribution of the Series A-1 common shares, such as selling commissions and fees, advertising expenses, taxes, legal and accounting fees, listing and registration fees;

·                     expenses connected with payments of distributions;

·                     expenses of organizing, revising, amending, converting, modifying or terminating the A-1 Series or any subsidiary thereof;

·                     expenses of maintaining communications with shareholders, including the cost of preparing, printing and mailing annual reports and other stockholder reports, proxy statements and other reports required by governmental entities;

·                     administrative service expenses, including all costs and expenses incurred by our Advisor or its affiliates in fulfilling its duties hereunder, including reasonable salaries and wages, benefits and overhead of all employees directly involved in the performance of such services; provided, however, that no reimbursement shall be made for costs of such employees of our Advisor or its affiliates to the extent that such employees perform services for which our Advisor receives a separate fee; and

·                     audit, accounting and legal fees.

To the extent any of the foregoing expenses are allocable to the A-1 Series and any other Series we establish in the future, such expenses will be allocated to the respective Series in accordance with the inter-series relationship, conflicts of interest and opportunity allocation policy.  See "Management—Inter-Series Relationship, Conflicts of Interest and Opportunity Allocation Policy."

The A-1 Series will not be responsible for the fees, costs and expenses of any entity to which our Advisor subcontracts any or all of its asset management responsibilities under the advisory agreement.  However, the A-1 Series will reimburse our Advisor for the fees, costs and expenses of Jones Lang LaSalle.

Property Manager

Our Advisor intends to contract property management of the Property to Jones Lang LaSalle.  For additional information regarding Jones Lang LaSalle, see "Business and Property—Property Manager".  Our Advisor will pay Jones Lang LaSalle property management fees equal to between ___% of gross property revenues.  The A-1 Series will reimburse our Advisor for the fees, costs and expenses of Jones Lang LaSalle.

License Agreement

Prior to the completion of the offering, we will enter into a license agreement with ETRE pursuant to which ETRE will grant us a non-exclusive, royalty free license to use the name "ETRE REIT, LLC." Other than with respect to this license, we will have no legal right to use the "ETRE" name. In the event we no longer have any advisory agreements with our Advisor, we would be required to change our name to eliminate the use of "ETRE."

Management

Our Directors, Director Nominees and Officers

The following table sets forth certain information about our directors, director nominees, executive officers and other key personnel.  ETRE Financial, LLC, an affiliate of our Advisor, as the managing member of our company, will have the sole power to (i) nominate and elect all directors to our board of directors, (ii) set the number of directors of our board of directors, (iii) remove any director, with or without cause, at any time and (iv) fill any vacancies on our board of directors.  ETRE Financial, LLC has nominated and elected our initial board of directors.  ETRE Financial, LLC is owned and controlled by its founding members,  Paul Frischer and Jesse Stein, who also serve as President and Chief Executive Officer and Secretary of our company, and Jacob Frydman and Scott Panzer, who each also serve as a director of our company. Each of our directors holds office for an annual term, or until his or her resignation or removal by ETRE Financial, LLC.

                Our board of directors currently consists of four members.  Upon completion of this offering, ETRE Financial, LLC will appoint at least five additional directors who are independent within the criteria established by the NASDAQ for independent board members.  Following these appointments, we expect that our board of directors will consist of at least nine directors.

 In addition, upon completion of this offering, our board of directors will establish an audit committee, compensation committee and nominating and corporate governance committee that have the responsibilities described below under "—Corporate Governance—Board of Directors and Committees."

Name	Age	Position Held with Our Company
Paul Frischer	53	President and Chief Executive Officer; Director
Jesse Stein	34	Secretary; Director
Jacob Frydman	55	Director
Scott Panzer	55	Director

                Each of Mr. Frischer, Mr. Stein, Mr. Frydman and Mr. Panzer may be deemed to be a promoter with respect to this offering, within the meaning of such terms under the Securities Act, by virtue of their having co-founded our company.  Mr. Frischer, Mr. Stein, Mr. Frydman and Mr. Panzer are our only promoters.

Biographical Information

Directors and Officers

For biographical information on Paul Frischer, Jesse Stein, Jacob Frydman and Scott Panzer, see "Our Advisor and the Advisory Agreement—Executive Officers and Key Personnel of ETRE."

Executive and Director Compensation

Executive Compensation

Because the advisory agreement provides that our Advisor is responsible for managing the affairs of the A-1 Series, our officers, who are employees of ETRE, do not receive cash compensation from us for serving as our officers.  ETRE compensates each of our officers.  We pay our Advisor an advisory fee and our Advisor uses the proceeds from the advisory fee in part to pay compensation to ETRE's officers and personnel.

Compensation of Directors

We will pay a $         annual base director's fee to each of our independent directors.  Base directors' fees will be paid in cash.  In addition, each independent director who serves on the audit, compensation committee and nominating and corporate governance committee will receive an annual cash retainer of $      , $        and $      , respectively, and the chairs of the audit, compensation and nominating and corporate governance committees will receive an additional annual cash retainer of $       , $       and $      , respectively.  Each independent director will receive a fee of $         for attending each full board of directors meeting.  We will also reimburse all members of our board of directors for their travel expenses incurred in connection with their attendance at full board of directors and committee meetings.  Initially, such fees and reimbursements will be borne by the A-1 Series.  As we establish additional Series in the future, we expect to allocate such fees and reimbursements among the Series and the compensation committee may determine to increase such fees at the time such Series are established.

Corporate Governance — Board of Directors and Committees

Our operating agreement provides that the real property, affairs and business of each Series shall be managed under the direction of our single board of directors, the members of which are nominated and elected by ETRE Financial, LLC, as the managing member of our company.  Subject to the supervision and oversight of our board of directors, our Advisor will be responsible for supervising all aspects of real property operations, including the selection of property managers, tenant leasing, property financing, construction and renovations, budgeting, cash management and insurance, and for other functions and authority delegated to it by our board of directors.  Our board of directors currently consists of four members.  Upon completion of this offering, ETRE Financial, LLC will appoint at least five additional directors who are independent within the criteria established by the NASDAQ for independent board members.  Our directors keep informed about our business by attendance at meetings of our board and its committees and through supplemental reports and communications.  Our independent directors meet regularly in executive session without the presence of our corporate officers, our Advisor, ETRE's personnel or our non-independent directors.

Upon completion of this offering, our board of directors will establish an audit committee and will adopt a charter for the audit committee that complies with current U.S. federal and NASDAQ rules relating to corporate governance matters.  In addition, upon completion of this offering, our board of directors will establish a compensation committee and nominating and corporate governance committee, as described below.  Our board of directors may establish other committees from time to time.  Moreover, upon completion of this offering, our Advisor will establish an inter-series conflict resolution committee.  See "Our Advisor and the Advisory Agreement—Inter-Series Conflict Resolution Committee."

Audit Committee

The audit committee is comprised of         ,            and          , each of whom is an independent director and "financially literate" under the rules of the NASDAQ.              chairs the audit committee.  The audit committee is responsible for engaging independent certified public accountants, preparing audit committee reports, reviewing with the independent certified public accountants the plans and results of the audit engagement, approving professional services provided by the independent certified public accountants, reviewing the independence of the independent certified public accountants, considering the range of audit and non-audit fees and reviewing the adequacy of our internal accounting controls.

Compensation Committee

The compensation committee is comprised of         ,            and         .              chairs our compensation committee.  The principal functions of the compensation committee is to review the compensation and fees payable to our Advisor under the advisory agreement, evaluate the performance of our Advisor and prepare compensation committee reports. We expect to qualify for exceptions from certain corporate governance and other requirements of the rules of the NASDAQ as a result of being a controlled company since more than 50% of the voting power for the election of our directors is held by ETRE.  Pursuant to these exceptions, we will elect not to comply with certain corporate governance requirements of the NASDAQ, including the requirement that we have a compensation committee that is composed entirely of independent directors.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee is comprised of             ,             and          .                 chairs our nominating and corporate governance committee.  The nominating and corporate governance committee is responsible for seeking, considering and recommending to the managing member of our company qualified candidates for election as directors.  The committee also periodically prepares and submits to the managing member for adoption its selection criteria for director nominees and annually recommends to our board of directors nominees for each committee of the board.  In addition, the committee annually facilitates the assessment of the board of directors' performance as a whole and of the individual directors and reports thereon to the board.

The nominating and corporate governance committee also reviews and makes recommendations on matters involving general operation of the board and our corporate governance.  In addition, the nominating and corporate governance committee reviews specific matters that our Advisor believes may involve conflicts of interest and that are not otherwise addressed by the inter-series relationship, conflicts of interest and opportunity allocation policy described below.  These conflicts of interest may include conflicts between the interests of our company or any Series, on the one hand, and the interests of our Advisor and its affiliates, on the other hand.  The nominating and corporate governance committee will determine whether the resolution of any conflict of interest submitted to it is fair and reasonable to us and our shareholders.  Any matters approved by the nominating and corporate governance committee will be conclusively deemed to be fair and reasonable to us and our shareholders and not a breach by us of any duties that we may owe to our shareholders.  In addition, the nominating and corporate governance committee may review and approve any related person transactions, including those that are approved pursuant to our related person policy, as described under "Conflicts of Interest; Certain Relationships and Related Party Transactions—Statement of Policy Regarding Transactions with Related Persons," and may establish guidelines or rules to cover specific categories of transactions.

We expect to qualify for exceptions from certain corporate governance and other requirements of the rules of the NASDAQ as a result of being a controlled company since more than 50% of the voting power for the election of our directors is held by ETRE.  Pursuant to these exceptions, we will elect not to comply with certain corporate governance requirements of the NASDAQ, including the requirement that we have a nominating and corporate governance committee that is composed entirely of independent directors.

Inter-Series Relationship, Conflicts of Interest and Opportunity Allocation Policy

We expect that the A-1 Series and each other Series we establish in the future will have certain ongoing, operating relationships with each other.  We expect that the operating relationships among the Series will primarily include the coordination and use of company overhead and support services.  In addition, the A-1 Series and each other Series we establish in the future may have overlapping investment strategies and objectives, and our board of directors, our officers and our Advisor and ETRE's personnel may face conflicts of interest in allocating sale, financing, leasing and other business opportunities among the real properties owned by the different Series.

In an effort to govern these operating relationships, address these conflicts of interest and promote the fair allocation of sale, financing, leasing and other business opportunities, our board of directors has adopted an inter-series relationship, conflicts of interest and opportunity allocation policy (which we refer to as the "Inter-Series Policy"), which is administered by our Advisor.  Our Advisor's adherence to this policy is expected to be reviewed quarterly by our board of directors.  Our board of directors may modify, suspend or rescind the policies set forth in the Inter-Series Policy.  Our board may also adopt additional or other policies or make exceptions with respect to the application of the policies described in the Inter-Series Policy in connection with particular facts and circumstances, all as our board may determine, consistent with its fiduciary duties to our company and all of our shareholders.

General Policy

Under the Inter-Series Policy, all material matters in which holders of Series A-1 common shares and common shares of any other Series may have divergent interests will be generally resolved in a manner that is in the best interests of our company and all of such common shareholders after giving fair consideration to the potentially divergent interests and all other relevant interests of the holders of such separate classes of common shares.  Under the Inter-Series Policy, the relationship between the A-1 Series and each other Series and the means by which the terms of any material transaction between them will be determined will be governed by a process of fair dealing.

Relationship Among the Series

The Inter-Series Policy provides that our Advisor will seek to manage each Series in a manner designed to maximize the operations, assets and value of all Series.

General.  The Inter-Series Policy provides that, except as otherwise provided in the Interâ€‘Series Policy, all material commercial transactions between a Series and any other Series will be on commercially reasonable terms taken as a whole.

Allocation of company overhead and support services.  Each Series will have access to the support services of any other Series.  For shared company services, including securities filing and financial reporting services, costs relating to these services will be:

·                     allocated directly to the Series utilizing those services, and

·                     if not directly allocable to a Series, allocated among  all of the then existing Series on a pro rata basis.

For other support services, such as information technology services, the Inter-Series Policy provides that the Series will seek to achieve efficiencies to minimize the aggregate costs incurred by the Series combined, although any Series also will be entitled to negotiate and procure support services on its own.

Our board of directors may, without shareholder approval, modify or amend the method of allocation of support services and shared company services.

Financing arrangements.  No Series will be obligated to provide financial support to any other Series.  To the extent a Series (the "lending Series") loans money to any other Series (the "borrowing Series"), such loans will be made at interest rates and on other terms and conditions designed to be substantially equivalent to the interest rates and other terms and conditions that the borrowing Series would be able to obtain from third parties, including the public markets, as a non-affiliate of our company or any other Series without the benefit of any guarantee by our company or any other Series.  This policy contemplates that these loans will be made on the basis set forth above regardless of the interest rates and other terms and conditions on which the lending Series may have acquired the funds.  If, however, the lending Series incurs any fees or charges in order to keep available funds for use by the borrowing Series, those fees or charges will be allocated to the borrowing Series.

Business Opportunities

The Inter-Series Policy provides that our Advisor will allocate any sale, financing, leasing and other business opportunities among the Series, in whole or in part, as it considers to be in the best interests of our company and its shareholders as a whole and as contemplated by the other provisions of the Inter-Series Policy.  If a sale, financing, leasing or other business opportunity would be suitable for the real property owned by more than one Series, our Advisor will allocate it using its business judgment.  Any allocation of this type may involve the consideration of a number of factors that our Advisor determines to be relevant, including, without limitation, concepts of fairness over time, cash flows from the properties owned by the respective Series, the properties' respective tenant bases and lease rental rates, the Series' available cash and existing leverage, the type and condition of the properties, local market conditions where the properties are located, whether a property is jointly owned by a Series with other investors, potential tax consequences associated with the business opportunity and whether a Series or property is otherwise better positioned to undertake or have allocated to it the business opportunity.

Except under the Inter-Series Policy and any other policies adopted by our board of directors, which policies will be designed to minimize conflicts among the Series, no Series will have any duty, responsibility or obligation to refrain from:

·                     engaging in the same or similar activities or lines of business as any other Series,

·                     doing business with any potential or actual tenant, lender, purchaser, supplier, customer or competitor of any other Series, or

·                     engaging in, or refraining from, any other activities whatsoever relating to any of the potential or actual tenants, lenders, purchasers, suppliers or customers of any other Series.

Determinations by our Advisor and the Inter-Series Conflict Resolution Committee

Our Advisor maintains a contractual as opposed to a fiduciary relationship with us, each Series and our shareholders.  In making determinations in connection with the policies set forth in the Inter-Series Policy, the inter-series conflict resolution committee and our Advisor will act in accordance with our Advisor's obligations under the advisory agreement with the A-1 Series (and any other advisory agreements our Advisor enters into with the other Series we establish in the future).  For a description of the advisory agreement with the A-1 Series, see "Our Advisor and the Advisory Agreement."

Review and Amendment and Modification of the Inter-Series Policy

Our board of directors expects on a quarterly basis to review our Advisor's adherence to the Inter-Series Policy and on an annual basis to assess the Inter-Series Policy and consider policy changes.  Our board of directors may modify, suspend or rescind the policies set forth in the Inter-Series Policy, including any resolution implementing the provisions of the Inter-Series Policy.  Our board may also adopt additional or other policies or make exceptions with respect to the application of the policies described in the Inter-Series Policy in connection with particular facts and circumstances, all as our board may determine, consistent with its fiduciary duties to our company and all of our shareholders.

Code of Business Conduct and Ethics

Our code of business conduct and ethics applies to our officers and directors, our Advisor and to ETRE's personnel when such individuals are acting for or on our behalf.  Among other matters, our code of business conduct and ethics is designed to deter wrongdoing and to promote:

·                     honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

·                     full, fair, accurate, timely and understandable disclosure in our public communications;

·                     compliance with applicable governmental laws, rules and regulations;

·                     prompt internal reporting of violations of the code to appropriate persons identified in the code; and

·                     accountability for adherence to the code.

Any waiver of the code of business conduct and ethics for our officers or directors may be made only by our board of directors or one of our board of directors committees and will be promptly disclosed if and to the extent required by law or stock exchange regulations.

Principal Shareholders

The following table sets forth certain information following the closing of this offering, regarding the ownership of our Series A-1 common shares by:

·                     each of our directors and director nominees;

·                     each of our executive officers;

·                     each holder of more than 5% of our Series A-1 common shares; and

·                     all of our director, director nominees and executive officers as a group.

In accordance with SEC rules, each listed person's beneficial ownership includes:

·                     all shares the investor actually owns beneficially or of record;

·                     all shares over which the investor has or shares voting or dispositive control (such as in the capacity as a general partner of an investment fund); and

·                     all shares the investor has the right to acquire within 60 days (such as restricted common shares that are currently vested or which are scheduled to vest within 60 days).

Unless otherwise indicated, all shares are owned directly and the indicated person has sole voting and investment power.  Except as indicated in the footnotes to the table below, the business address of the shareholders listed below is the address of our principal executive office, 44 Wall Street, New York, New York, 10005.

Percentage of Series A-1 Common Shares Outstanding
	Immediately Prior to Offering		Immediately After Offering
Name and Address	Number of Series A-1 Common Shares Beneficially Owned	Percentage of All Series A-1 Common Shares(1)	Number of Series A-1 Common Shares Beneficially Owned	Percentage of All Series A-1 Common Shares(2)

All of our directors, director nominees and executive officers as a group

*          Represents less than 1% of the Series A-1 common shares outstanding at the closing of this offering

(1)       Based on a total of            Series A-1 common shares outstanding as of the date of this prospectus, which does not give effect to this offering.

(2)       Assumes issuance of               Series A-1 common shares offered hereby.  Does not reflect         Series A-1 common shares reserved for issuance upon exercise of the underwriters' over-allotment option in full.

Conflicts of interest; Certain Relationships and Related Party Transactions

Conflicts of Interest

Conflicts of interest exist and may arise in the future as a result of the relationships between our Advisor and its affiliates (including ETRE Financial, LLC, the managing member of our company), on the one hand, and us, each Series and our shareholders, on the other hand.

Our operating agreement provides that the real property, affairs and business of each Series, including the A-1 Series, will be managed under the direction of our single board of directors.  ETRE Financial, LLC, as the managing member of our company, will have the sole right to nominate, elect and remove the members of our board of directors.  Our operating agreement provides that the managing member, in exercising its rights in its capacity as the managing member, will be entitled to consider only such interests and factors as it desires, including its own interests, and will have no duty or obligation (fiduciary or otherwise) to give any consideration to any interest of or factors affecting us, any Series or any of our shareholders and will not be subject to any different standards imposed by our operating agreement, the Delaware LLC Act or under any other law, rule or regulation or in equity.  Accordingly, shareholders will have no rights to nominate, elect or remove members of our board of directors and the managing member will not be obligated to act in the best interests of our company, any Series or any of our shareholders when nominating, electing or removing members of our board of directors.  These modifications of fiduciary duties are expressly permitted by Delaware law.

We do not expect to have any employees and we will rely completely on our Advisor to provide each Series, including the A-1 Series, with asset management and advisory services.  The advisory agreement with our Advisor related to the A-1 Series was negotiated between related parties and its terms, including fees, expense reimbursements and other amounts payable to our Advisor, may not be as favorable to the A-1 Series as if the agreement had been negotiated at arm's length between unaffiliated third parties.  In addition, we may choose not to enforce, or to enforce less vigorously, the rights of the A-1 Series under the advisory agreement because of our desire to maintain our ongoing relationship with our Advisor, including both our ongoing relationship related to the A-1 Series as well as the other Series we expect to establish in the future.

Certain of our officers and directors also serve or may serve as officers, directors or employees of ETRE as well as other ETRE sponsored vehicles and other companies unaffiliated with ETRE.  Accordingly, the ability of these persons to engage in other business activities may reduce the time they spend managing our business, including the business of the A-1 Series.  In addition, these persons may have obligations to those entities, the fulfillment of which might not be in the best interests of us, any Series or any of our shareholders.

Moreover, our officers and directors will serve as officers and directors for, and our Advisor and ETRE's personnel will manage, any other Series we establish in the future.  The A-1 Series and any other Series we establish in the future may have overlapping investment strategies and objectives, and our board of directors, our officers and our Advisor may face conflicts of interest in allocating sale, financing, leasing and other business opportunities among the real properties owned by the different Series.  Our board of directors has adopted the Inter-Series Policy, which is administered by our Advisor and has been designed to govern the operating relationships among the Series, address conflicts of interest among the Series and promote the fair allocation of sale, financing, leasing and other business opportunities among the real properties owned by the different Series.  See "Management—Inter-Series Relationship, Conflicts of Interest and Opportunity Allocation Policy."  Upon completion of this offering, our Advisor will establish an inter-series conflict resolution committee, the purpose of which will be to administer, on behalf of the Advisor, certain provisions of the Inter-Series Policy.  Our Advisor maintains a contractual as opposed to a fiduciary relationship with us, each Series and our shareholders.  In making determinations in connection with the policies set forth in the Inter-Series Policy, the inter-series conflict resolution committee and our Advisor will act in accordance with our Advisor's obligations under the advisory agreement with the A-1 Series (and any other advisory agreements our Advisor enters into with other Series we establish in the future).  The Inter-Series Policy provides our Advisor with significant flexibility with respect to its ability to make decisions and pursue actions involving conflicts of interest among the Series. Given the significant flexibility afforded our Advisor to resolve such conflicts of interest, our Advisor may resolve conflicts of interests pursuant to the Inter-Series Policy in a manner that holders of Series A-1 common shares may not believe to be in their best interests or in the best interests of the A-1 Series. Neither holders of our Series A-1 common shares nor the A-1 Series will have any recourse against our Advisor if our Advisor satisfies its obligations under the advisory agreement with the A-1 Series.

The nominating and corporate governance committee of our board of directors will review specific matters that our Advisor believes may involve conflicts of interest and that are not otherwise addressed by the Inter-Series Policy.  These conflicts of interest may include conflicts between the interests of our company or any Series, on the one hand, and the interests of our Advisor and its affiliates, on the other hand.  The nominating and corporate governance committee will determine whether the resolution of any conflict of interest submitted to it is fair and reasonable to us and our shareholders.  If our Advisor obtains such approval of any matter, such matter will be conclusively deemed to be fair and reasonable to us and our shareholders and not a breach by us of any duties that we may owe to our shareholders.  This is different from the situation with Delaware corporations, where a conflict resolution by a committee consisting solely of independent directors may, in certain circumstances, merely shift the burden of demonstrating unfairness to the plaintiff.  If you purchase Series A-1 common shares, you will be treated as having consented to the provisions set forth in the operating agreement, including provisions regarding conflicts of interest situations that, in the absence of such provisions, might be considered a breach of fiduciary or other duties under applicable state law.

We do not have a policy that expressly prohibits our directors, officers, security holders or affiliates from engaging for their own account in business activities of the types conducted by us.  However, our code of business conduct and ethics prohibits our directors and executive officers, as well as employees of our Advisor or ETRE who provide services to us, from engaging in any transaction that involves an actual conflict of interest with us and that is not otherwise addressed by the Inter-Series Policy without the approval of the nominating and corporate governance committee.

See "Risk Factors—Risks Related to Our Relationship with Our Advisor and the Managing Member— Potential conflicts of interest may arise among our Advisor and its affiliates, on the one hand, and our company and our shareholders, on the other hand."

Advisory Agreement

The A-1 Series will enter into the advisory agreement with our Advisor effective upon the closing of this offering.  Pursuant to the terms of the advisory agreement, our Advisor will implement the business strategy of the A-1 Series and perform certain services for it, subject to oversight by our board of directors.  The advisory agreement will have an indefinite term, but may be terminated by our Advisor or the A-1 Series under certain circumstances. Our Advisor is entitled to receive from the A-1 Series an advisory fee and, under certain circumstances, a disposition fee.  The A-1 Series is also obligated to reimburse certain expenses incurred by our Advisor.  See "Our Advisor and the Advisory Agreement—Advisory Agreement."

ETRE License Agreement

Prior to the completion of the offering, we will enter into a license agreement with ETRE, pursuant to which ETRE will grant us a non-exclusive, royalty free license to use the name "ETRE REIT, LLC."  See "Our Advisor and the Advisory Agreement—ETRE License Agreement."

Indemnification and Limitation of the Managing Member's, Directors' and Officers' Liability

Our operating agreement provides that to the fullest extent permitted by applicable law ETRE Financial, LLC, the managing member of our company, and our directors or officers will not be liable to us.  In addition, pursuant to our operating agreement, we have agreed to indemnify the managing member and each of our directors and officers, to the fullest extent permitted by law, against all expenses and liabilities (including judgments, fines, penalties, interest, amounts paid in settlement with the approval of the company and counsel fees and disbursements on a solicitor and client basis) arising from the performance of any of their obligations or duties in connection with their service to us or the operating agreement, including in connection with any civil, criminal, administrative, investigative or other action, suit or proceeding to which any such person may hereafter be made party by reason of being or having been the managing member or one of our directors or officers.

Prior to completion of this offering, we intend to enter into separate indemnification agreements with our directors and officers.  Each indemnification agreement will provide, among other things, for indemnification to the fullest extent permitted by law and our operating agreement against any and all expenses, judgments, fines, penalties and amounts paid in settlement of any claim.  The indemnification agreements will provide for the advancement or payment of all expenses to the indemnitee and for reimbursement to us if it is found that such indemnitee is not entitled to such indemnification under applicable law and our operating agreement.

Insofar as the foregoing provisions permit indemnification of directors, officers or persons controlling us for liability arising under the Securities Act, we have been informed that, in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Statement of Policy Regarding Transactions with Related Persons

Our board of directors has adopted a written statement of policy regarding transactions with related persons, which we refer to as our "related person policy." Our related person policy requires that a "related person" (as defined as in paragraph (a) of Item 404 of Regulation S-K) must promptly disclose to our chief financial officer any "related person transaction" (defined as any transaction that is reportable by us under Item 404(a) of Regulation S-K in which we (including any Series) were or are to be a participant and the amount involved exceeds $120,000 and in which any related person had or will have a direct or indirect material interest) and all material facts with respect thereto. Our chief financial officer will then promptly communicate that information to our Advisor. No related person transaction will be consummated without the approval or ratification of our Advisor or the inter-series conflict resolution committee, in the case of transactions addressed by the Inter-Series Policy, or any committee of our board of directors consisting exclusively of disinterested directors, in the case of transactions not otherwise addressed by such policy. It is our policy that persons interested in a related person transaction will recuse themselves from any vote of a related person transaction in which they have an interest.

Description of Series A-1 Common Shares

The following descriptions of the Series A-1 common shares and the A-1 Series, certain provisions of Delaware law and certain provisions of our certificate of formation and operating agreement and our bylaws, which will be in effect upon consummation of this offering, are summaries and are qualified by reference to Delaware law and our certificate of formation, operating agreement and bylaws, copies of which are filed as exhibits to the registration statement of which this prospectus is a part.  See "Where You Can Find More Information."

General

We are a Delaware series limited liability company organized on April 22, 2013 under the Delaware LLC Act issuing different series ("Series") of limited liability company interests.  Section 18-215 of the Delaware LLC Act provides that, if certain conditions (as set forth in Section 18-215) are met, the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to a particular series shall be enforceable only against the assets of such series and not against the assets of the limited liability company generally or any other series.  Accordingly, the real property and other assets of one Series include only the real property, related assets and other assets that are held by that Series, including, without limitation, funds delivered for the purchase of shares in that Series.  However, the limitations on inter-series liability provided by Section 18-215 have never been tested in federal bankruptcy courts and it is possible that a bankruptcy court could determine that the assets of one Series should be applied to meet the liabilities of the other Series or the liabilities of our company generally where the assets of such other Series or of our company generally are insufficient to meet our liabilities.

We anticipate that each Series will be treated as a separate legal entity and will elect and qualify to be taxed as a REIT for U.S. federal income tax purposes.

Our company currently consists of one Series, the A-1 Series.  The limited liability company interests in each Series will be denominated in common shares of limited liability company interests ("common shares") and, if created in the future, preferred shares of limited liability company interests.  Only Series A-1 common shares are being offered and sold pursuant to this prospectus.  Our operating agreement provides that we may issue an unlimited number of Series A-1 common shares with the approval of a majority of our entire board of directors and without shareholder approval.

All of the Series A-1 common shares offered by this prospectus will be duly authorized and validly issued.  Upon payment in full of the consideration payable with respect to the Series A-1 common shares, as determined by our board of directors, the holders of such shares will not be liable to us to make any additional capital contributions with respect to such shares (except as otherwise required by Sections 18-215, 18-607 and 18-804 of the Delaware LLC Act).  Holders of Series A-1 common shares have no conversion, exchange, sinking fund, redemption or appraisal rights, no pre-emptive rights to subscribe for any securities of our company and no preferential rights to distributions.

The A-1 Series participates exclusively in 100% of the economic returns derived from the Property.  Upon completion of the acquisition of this property following the completion of this offering, the Property will be owned by ETRE Property A-1, LLC, a Delaware limited liability company (the "Property A-1 Subsidiary"), which is a wholly-owned subsidiary of the A-1 Series.

We intend for the A-1 Series to elect and qualify to be taxed as a REIT for U.S. federal income tax purposes commencing with its taxable year ended December 31, 2013.

We expect that our board of directors will authorize the creation of new Series that will acquire and participate exclusively in the economic returns derived from the interests in other real properties (each, an "Other Property Series" and, together with the A-1 Series, the "Property Series").  We expect each such Series to hold the interests in these other real properties in newly organized Delaware limited liability companies (each, an "Other Property Subsidiary" and, together with the Property A-1 Subsidiary, the "Property Subsidiaries"), which will be wholly-owned by the applicable Property Series.  Our board of directors may also authorize the creation of a new Series that will acquire from the A-1 Series and the Other Property Series we expect will be created in the future minority interests in the various Property Subsidiaries respectively owned by such Property Series.

Each Property Series will invest funds, directly or indirectly, in the corresponding Property Subsidiary, and the assets and liabilities of each Property Subsidiary will be segregated from each other Property Subsidiary.  Each Property Subsidiary will have a separate advisory agreement with our Advisor, which will manage such Property Subsidiary's real property and make the decisions with respect to the assets of each Series invested in such Property Subsidiary, subject to the oversight and supervision of our board of directors.  We will maintain separate, distinct records for each Series, and account for its assets separately from the other Series and the other assets of our company.

Distributions

General.  We intend to make regular quarterly distributions to holders of Series A-1 common shares and common shares of the Other Property Series, if any ("Other Property common shares" and, together with the Series A-1 common shares, the "Property common shares").  U.S. federal income tax law generally requires that a REIT distribute annually at least 90% of its net taxable income, excluding net capital gains, and that it pay tax at regular corporate rates to the extent that it annually distributes less than 100% of its net taxable income.

Subject to the preferential rights, if any, of holders of any other class of shares of the A-1 Series and to the provisions of our operating agreement regarding the restrictions on ownership and transfer of shares, holders of outstanding Series A-1 common shares are entitled to receive distributions on such Series A-1 common shares out of assets legally available for such purposes if, as and when authorized by our board of directors and declared by us.

Types of Distributions and Distribution Policy.   Distributions in respect of the Property common shares of any Property Series may be made, as determined by our board of directors, (1) in cash, (2) in such Property common shares or (3) in other securities of such Property Series or the related Property Subsidiary.  The value of distributions payable in any such securities shall be determined by our board of directors deploying the methodology described below under "—Valuations of Share Distributions."

Our policy will generally be to distribute all cash available for distribution, other than reserves, of each Property Series to the holders of shares that correspond to such Property Series on a quarterly basis.  However, our board of directors has discretion over the actual amount of distributions made by each Property Series and the amount of such distributions will depend upon the earnings and financial condition of such Property Series, maintenance of the Property Series' REIT qualification, restrictions on making distributions under Delaware law and such other factors as our board of directors deems relevant.

Sale of Property Subsidiary or Underlying Properties.  Upon the sale of all or substantially all of a Property Series' interest in the related Property Subsidiary or all or substantially all of such Property Subsidiary's interest in the related underlying real property, our operating agreement generally provides that our board of directors will either declare and pay as a distribution on or redeem the Property common shares of such Property Series with the cash, securities or other property available for distribution or redemption from such sale, less any amounts paid as distributions on any class of preferred shares of such Property Series or amounts that our board of directors in its discretion sets aside to fund the Property Series' reserves, debts, liabilities or expenses.  See "—Redemption—Redemption in Connection with Sale of Property A-1 Subsidiary or Property" for the applicable redemption provisions related to the Series A-1 common shares.

Share Distributions.  Subject to the preferential rights, if any, of holders of any other class of shares of a Property Series, our board of directors may declare and pay distributions to holders of Property common shares of such Property Series that consist of (1)  such Property common shares on an equal per-share basis to all holders and (2) other securities of such Property Series or the related Property Subsidiary on an equal per-share basis.  The terms of the Series A-1 common shares restrict our board of directors from declaring distributions on any other common shares payable in Series A-1 common shares.

Valuations of Share Distributions.  In the case of distributions of shares or other securities for which there is an existing trading market, the value of the shares or other securities included in such distribution will be calculated based on the average market price per share or security over a threeâ€‘day trading period preceding the distribution payment date.  In the case of distributions of shares or other securities for which there is no existing trading market, the value of the shares or other securities included in such distribution will be determined by the board of directors in good faith.

Voting Rights

Subject to the provisions of our operating agreement regarding the restrictions on ownership and transfer of shares and except as may otherwise be specified in the terms of any class of common shares of any Series, each outstanding common share (including our Series A-1 common shares) entitles the holder to one vote on all matters submitted to a vote of common shareholders generally.  Holders of all classes of common shares of all Series vote together as a single class on all matters as to which all holders of common shares are entitled to vote.

Generally, all matters to be voted on by our shareholders must be approved by a majority of the votes cast by all common shares present in person or represented by proxy.

Each outstanding Series A-1 common share will have one vote per share.  No separate class vote of Series A-1 common shares will be required for any matter, except as required by the Delaware LLC Act and except as described below.

The following circumstances will require the separate approval of holders representing a majority of the  Series A-1 common shares:

·                     any amendment to our operating agreement that would adversely change the rights of the Series A-1 common shares,

·                     a sale or other disposition in a transaction or series of related transactions of all or substantially all the A-1 Series' interest in the Property A-1 Subsidiary or the Property A-1 Subsidiary's interest in the Property as described under  "—Redemption— Redemption in Connection with Sale of Property A-1 Subsidiary or Property,"

·                     subject to certain exceptions, mergers, consolidations or conversions of our company,

·                     the dissolution and winding up of the A-1 Series, following an election by our board of directors to dissolve the A-1 Series,

·                     any incurrence or issuance of external indebtedness or preferred shares by or that otherwise corresponds to the A-1 Series, the Property A-1 Subsidiary and/or its subsidiaries that does not satisfy the conditions described under "—Restrictions on Debt Financing and Cross-Subsidiary Guarantees," and

·                     all such other matters as our board of directors, in its sole discretion, determines will require the approval of the holders of the outstanding Series A-1 common shares voting as a separate class.

Notwithstanding the foregoing, the separate approval of the holders of Series A-1 common shares is not required in the case of a redemption described under "—Redemption—Redemption in Exchange for Interests of Property A-1 Subsidiary at Option of our Board of Directors."

Our bylaws provide that special meetings of holders of Series A-1 common shares may be called by our board of directors, the chairman of our board, our chief executive officer or president.  Additionally, our bylaws provide that, subject to the satisfaction of certain procedural and information requirements by the shareholders requesting the meeting, a special meeting of the holders of Series A-1 common shares must be called by our secretary upon the written request of the holders of Series A-1 common shares entitled to cast not less than a majority of all the votes entitled to be cast at such meeting.

ETRE Financial, LLC, as the managing member of our company, will have the sole power to (i) nominate and elect all directors to our board of directors, (ii) set the number of directors of our board of directors, (iii) remove any director, with or without cause, at any time and (iv) fill any vacancies on our board of directors. Each of our directors will hold office for an annual term, or until his or her resignation or removal by ETRE Financial, LLC. See "—Operating Agreement and Bylaws—Election and Removal of Members of Our Board of Directors; Size of Board of Directors" below.

Restrictions on Debt Financing and Cross-Subsidiary Guarantees

As described above, the debts, liabilities, obligations and expenses of each Series will generally be enforceable only against the assets of such Series and not against the assets of any other Series.  In addition, we plan to hold the Series' real property interests in separate Property Subsidiaries in order to isolate further the legal liabilities and legal risks arising out of the ownership, operation and financing of each of the real properties.

In order to reinforce the legal separateness of our different Series, our operating agreement generally restricts the incurrence or issuance of external indebtedness or preferred shares by or that otherwise corresponds to a Property Series, Property Subsidiary and/or its subsidiaries; provided, however, that a Property Series, Property Subsidiary and/or its subsidiaries may incur or issue external debt (including through any guarantee of external debt) or preferred shares if the Property Series, Property Subsidiary and/or its subsidiaries receive the net proceeds of such incurrence or issuance.  These restrictions can only be waived with the approval of a majority of the outstanding Property Common Shares of the applicable Property Series.

Redemption

Redemption in Exchange for Interests of Property A-1 Subsidiary at Option of our Board of Directors.  Our operating agreement provides that we may, at any time, redeem all outstanding Series A-1 common shares in exchange for equity interests in the Property A-1 Subsidiary.  The purpose of this provision is to provide our board of directors with a means by which it can spin off the Property A-1 Subsidiary from the A-1 Series to holders of the Series A-1 common shares.  In connection with any such spin-off, we may first convert the Property A-1 Subsidiary into a REIT for U.S. federal income tax purposes or into a Delaware statutory trust.  Our board of directors may in the future seek to effect such a redemption if our board of directors determines it is no longer in the best interests of our company or the Series for the Property to be within our company, including in situations where ownership of the Property may adversely affect the REIT status of the A-1 Series.  In addition, as described below under "—Tender Offer Policy as to Series A-1 Common Shares," our policy is to seek to effect such a redemption following certain tender offers in respect of the Series A-1 common shares.

This type of redemption may only be made on a pro rata basis to the holders of Series A-1 common shares.

In connection with such redemption, we would, subject to the preferential rights, if any, of holders of any other class of shares of the A-1 Series, exchange the Series A-1 common shares for a 100% ownership interest in the Property A-1 Subsidiary.

Redemption in Connection with Sale of Property A-1 Subsidiary or Property.  In the event of a sale, transfer, assignment or other disposition in a transaction or series of related transactions of all or substantially all the A-1 Series' interest in the Property A-1 Subsidiary or Property A-1 Subsidiary's interest in the Property, we are generally required to take one of the following actions, which will be selected in the sole discretion of our board of directors:

·                     Subject to limitations, we may declare and pay a distribution in cash and/or in securities or other property to holders of the outstanding Series A-1 common shares equally on a share-for-share basis in an aggregate amount equal to the net proceeds of the disposition, less any amounts paid as distributions on any class of preferred shares of the A-1 Series and amounts that our board of directors in its discretion sets aside to fund the A-1 Series' reserves, debts, liabilities or expenses.

·                     Subject to limitations, if the disposition involves the disposition of all, not merely substantially all, of the A-1 Series' interest in the Property A-1 Subsidiary or the Property A-1 Subsidiary's interest in the Property, we may redeem all outstanding Series A-1 common shares in exchange for cash and/or securities or other property in an aggregate amount equal to the net proceeds of such disposition allocable, as described above in the first bullet, to the Series A-1 common shares.

·                     Subject to limitations, if the disposition involves substantially all, but not all, of the A-1 Series' interest in the Property A-1 Subsidiary or the Property A-1 Subsidiary's interest in the Property, we may redeem a number of outstanding Series A-1 common shares in exchange for cash and/or securities or other property in an aggregate amount equal to the net proceeds of such disposition allocable, as described above in the first bullet, to the Series A-1 common shares.  The number of Series A-1 common shares to be redeemed would be equal to the lesser of (1) a number determined by dividing the aggregate amount allocated to the redemption of these shares by the average market price of one Series A-1 common share during the 10-trading day period beginning on the 15th trading day following the completion of that disposition and (2) the total number of outstanding Series A-1 common shares.

·                     Subject to limitations, we may take a combination of the actions described in the preceding bullets whereby we may use an amount equal to a portion of the net proceeds of the disposition allocable to Series A-1 common shares to either (1) declare and pay a distribution as described in the first bullet above, or (2) redeem part or all of the remaining Series A-1 common shares as described in the second or third bullet above.

For purposes of these provisions, "substantially all" of the A-1 Series' interest in the Property A-1 Subsidiary as of any date means at least 80% of the outstanding equity interests in the Property A-1 Subsidiary, and "substantially all" of the Property A-1 Subsidiary's interest in the Property means a portion of such real property that represents at least 80% of the fair value of such real property attributed to the Property A-1 Subsidiary as of such date.

Certain exceptions.  The provisions described under "—Redemption in Connection with Sale of Property A-1 Subsidiary or Property" will not apply, and we will not be required to redeem any securities or make any distribution we would otherwise be required to make under the following circumstances:

·                     if the disposition is in connection with a liquidation, dissolution and winding up of the A-1 Series, and

·                     if the disposition is in connection with a spin-off or similar disposition of the A-1 Series' entire interest in the Property A-1 Subsidiary, including a disposition that is made in connection with a redemption as described under "—Redemption in Exchange for Interests of Property A-1 Subsidiary at Option of our Board of Directors."

Tender Offer Policy as to Series A-1 Common Shares

In general, our operating agreement restricts the number of Series A-1 common shares a person may own to 9.8% in value or in number of Series A-1 common shares, whichever is more restrictive, of the outstanding Series A-1 common shares.  However, our board may, in its sole discretion, prospectively or retroactively waive the 9.8% ownership limit or establish a different limit on ownership for a particular shareholder under certain circumstances.  See "—Operating Agreement and Bylaws—Restrictions on Ownership and Transfer."

Our tender offer policy as to the Series A-1 common shares generally provides that, if our board, in its sole discretion, has waived the 9.8% ownership limit or established a different ownership limit for an offeror, we will seek to effect a redemption as described under "—Redemption in Exchange for Interests of the Property A-1 Subsidiary at Option of our Board of Directors" following the completion of any thirdâ€‘party purchase offer, tender offer or exchange offer in respect of the Series A-1 common shares that has been accepted by the holders of more than 50% of the Series A-1 common shares.

In addition, our tender offer policy as to Series A-1 common shares provides that, in connection with any thirdâ€‘party purchase offer, tender offer or exchange offer in respect of the Series A-1 common shares that has been accepted by the holders of 80% or more of the Series A-1 common shares, our board of directors will, subject to its fiduciary duties to the A-1 Series and the holders of our Series A-1 common shares, use its best efforts to cooperate with the successful offeror in order to facilitate the completion of the thirdâ€‘party purchase offer, tender offer or exchange offer, as applicable, by waiving or establishing an excepted holder limit to the 9.8% ownership limit with respect to the successful offeror,  subject to the transaction not resulting in the A-1 Series being "closely held" within the meaning of Section 856(h) of the Internal Revenue Code (without regard to whether the ownership interest is held during the last half of a taxable year) or otherwise resulting in the A-1 Series failing to qualify as a REIT and such other conditions as our board of directors may determine, including the receipt of certain representations and undertakings from the successful offeror. See "—Operating Agreement and Bylaws—Restrictions on Ownership and Transfer" below. Subject to the conditions described above, following the completion of the thirdâ€‘party purchase offer, tender offer or exchange offer in respect of the Series A-1 common shares that has been accepted by the holders of 80% or more of the Series A-1 common shares, we will effect a redemption as described under "—Redemption in Exchange for Interests of Property A-1 Subsidiary at Option of our Board of Directors."

In connection with the consummation of the redemptions described above, we will delist the Series A-1 common shares from the NASDAQ or other national securities exchange on which the shares are listed.

This tender offer policy may be amended, modified or rescinded only by the unanimous consent of our board of directors.

General Procedures

Public Announcements; Notices.  In the case of specified dispositions or a redemption, we will publicly announce or otherwise provide specified information to holders of Series A-1 common shares.

Fractional Shares.  Our board of directors will not have to issue or deliver any fractional shares to any holder of Series A-1 common shares upon any redemption or distribution under the provisions described under "—Redemption."  Instead of issuing fractional shares, we will pay cash for the fractional share in an amount equal to the fair market value of the fractional share, without interest.

No Adjustments for Distributions.  No adjustments for distributions will be made upon the exchange of any Series A-1 common shares; except that, if a redemption date with respect to Series A-1 common shares comes after the record date for the payment of a distribution to be paid on those shares but before the payment or distribution, the registered holders of those shares at the close of business on such record date will be entitled to receive the distribution on the payment date, notwithstanding the redemption of those shares or our default in payment of the distribution.

Payment of Taxes.  If any person exchanging a certificate representing Series A-1 common shares wants us to issue a certificate in a different name than the registered name on the old certificate, that person must pay any transfer or other taxes required by reason of the issuance of the certificate in another name or establish, to the satisfaction of us or our agent, that the tax has been paid or is not applicable.

Liquidation Rights

In the event of a liquidation, dissolution or winding up of the A-1 Series, whether voluntary or involuntary, we will first pay or provide for payment of debts and other liabilities of the A-1 Series, including the liquidation preferences of any class of preferred shares of the Series.  Thereafter, holders of the Series A-1 common shares will share in the funds of the A-1 Series remaining for distribution pro rata in accordance with their respective interests in the A-1 Series.

Preferred Shares

A majority of our entire board of directors is authorized to provide for the issuance from time to time of an unlimited amount of one or more classes or series of preferred shares of limited liability company interests ("preferred shares") in a Series, including the A-1 Series.  Subject to the restrictions described above under "—Restrictions on Debt and Financing and Cross-Subsidiary Guarantees," and unless otherwise required by law or by any stock exchange, if applicable, any such authorized preferred shares will be available for issuance without further action by our common shareholders.  Our board of directors is authorized to fix the number of preferred shares, the relative powers, preferences and rights, and the qualifications, limitations or restrictions applicable to each class or series thereof by resolution authorizing the issuance of such class or series.  As of the date of this prospectus, no preferred shares are outstanding and we have no current plans to issue any preferred shares.

We could issue a class or series of preferred shares that could, depending on the terms of the class or series, impede or discourage an acquisition attempt or other transaction that some, or a majority, of holders of Series A-1 common shares might believe to be in their best interests or in which holders of Series A-1 common shares might receive a premium for their Series A-1 common shares.

Transfer Agent and Registrar

The transfer agent and registrar for our Series A-1 common shares is                        ..

Operating Agreement and Bylaws

Managing Member

Our operating agreement designates ETRE Financial, LLC, an affiliate of our Advisor, as the managing member of our company.  As described below under "—Election and Removal of Members of Our Board of Directors; Size of Board of Directors," the managing member will have the sole right to appoint, remove and nominate directors, set the number of directors and fill vacancies on our board of directors.  The managing member will generally not be entitled to vote on matters submitted to our shareholders, although its approval will be required with respect to certain amendments to the operating agreement that would adversely affect its rights in respect of our board directors.  The managing member will not have any distribution, redemption, conversion or liquidation rights by virtue of its status as the managing member.

Our operating agreement further provides that the managing member, in exercising its rights in its capacity as the managing member, will be entitled to consider only such interests and factors as it desires, including its own interests, and will have no duty or obligation (fiduciary or otherwise) to give any consideration to any interest of or factors affecting us, any Series or any of our shareholders and will not be subject to any different standards imposed by our operating agreement, the Delaware LLC Act or under any other law, rule or regulation or in equity.

Organization and Duration

Our company was formed on April 22, 2013 as ETRE REIT, LLC, a Delaware series limited liability company, and will remain in existence until dissolved in accordance with our operating agreement.

Purpose

Under our operating agreement, we are permitted to engage in any business activity that lawfully may be conducted by a limited liability company organized under Delaware law and, in connection therewith, to exercise all of the rights and powers conferred upon us pursuant to the agreement relating to such business activity; provided, however, that, our board of directors may only authorize a Property Series to revoke or otherwise terminate such Property Series' REIT election, without approval of our shareholders, if it determines that it is no longer in such Series' best interests to continue to qualify as a REIT.

Agreement to be Bound by our Operating Agreement; Power of Attorney

By purchasing a Series A-1 common share, you will be admitted as a member of our company and will be bound by the provisions of, and deemed to be a party to, our operating agreement.  Pursuant to this agreement, each shareholder and each person who acquires a common share from a shareholder grants to our chief executive officer and our secretary a power of attorney to, among other things, execute and file documents required for our qualification, continuance or dissolution.  The power of attorney also grants our chief executive officer and our secretary the authority to make certain amendments to, and to execute and deliver such other documents as may be necessary or appropriate to carry out the provisions or purposes of, our operating agreement.

Election and Removal of Members of Our Board of Directors; Size of Board of Directors

Our operating agreement and bylaws provide that ETRE Financial, LLC, as the managing member of our company, will have the sole power to (i) nominate and elect all directors to our board of directors, (ii) set the number of directors of our board of directors, (iii) remove any director, with or without cause, at any time and (iv) fill any vacancies on our board of directors.  The number of directors may not be fewer than one. Each of our directors will hold office for an annual term, or until his or her resignation or removal by ETRE Financial, LLC.

Duties of Officers and Directors

Our operating agreement provides that, except as may otherwise be provided by the operating agreement or by our bylaws, the property, affairs and business of each Series shall be managed under the direction of our board of directors.  Pursuant to our bylaws, our board of directors has the power to appoint our officers and such officers have the authority and exercise the powers and perform the duties specified in our bylaws or as may be specified by our board of directors.

Our operating agreement further provides that the authority and function of our board of directors and officers shall be identical to the authority and functions of a board of directors and officers of a corporation organized under the Delaware General Corporation Law (the "DGCL"), except as expressly modified by the terms of the operating agreement.  Further, our operating agreement provides that except as specifically provided therein, the fiduciary duties and obligations owed to our limited liability company and to our members shall be the same as the respective duties and obligations owed by officers and directors of a corporation organized under the DGCL to their corporation and stockholders, respectively.

Finally, because a single board of directors will oversee the operations of each Series, our operating agreement provides that the fiduciary duties of our board of directors extend to each Series separately.  Our operating agreement also provides our board of directors should, in the event of any conflicts of interest among the different Series, be able to take into account the competing interests of the different Series in discharging its fiduciary duties and taking action on behalf of each Series.  To address conflicts of interest that may arise in allocating sale, financing, leasing and other business opportunities among the real properties owned by the different Series, our board of directors has adopted the Inter-Series Policy which is administered by our Advisor.  See "Management—Inter-Series Relationship, Conflicts of Interest and Opportunity Allocation Policy."

Our operating agreement does not expressly modify the duties and obligations owed by officers and directors under the DGCL.  However, there are certain provisions in our operating agreement regarding exculpation and indemnification of our officers and directors that differ from the DGCL.  First, our operating agreement provides that to the fullest extent permitted by applicable law our directors or officers will not be liable to us.  Under the DGCL, a director or officer would be liable to us for (i) breach of duty of loyalty to us or our shareholders;
(ii) intentional misconduct or knowing violations of the law that are not done in good faith; (iii) improper redemption of stock or declaration of a dividend; or (iv) a transaction from which the director derived an improper personal benefit.  Second, our operating agreement provides that we indemnify our directors and officers for acts or omissions to the fullest extent permitted by law.  Under the DGCL, a corporation can only indemnify directors and officers for acts or omissions if the director or officer acted in good faith and in a manner he reasonably believed to be in the best interests of the corporation, and, in a criminal action, if the officer or director had no reasonable cause to believe his conduct was unlawful.

Prior to completion of this offering, we intend to enter into separate indemnification agreements with our directors and officers.  Each indemnification agreement will provide, among other things, for indemnification to the fullest extent permitted by law and our operating agreement against any and all expenses, judgments, fines, penalties and amounts paid in settlement of any claim.  The indemnification agreements will provide for the advancement or payment of all expenses to the indemnitee and for reimbursement to us if it is found that such indemnitee is not entitled to such indemnification under applicable law and our operating agreement.

Advance Notice of New Business

Our bylaws provide that special meetings of shareholders may be called by our board of directors, the chairman of our board, our chief executive officer or president.  Additionally, our bylaws provide that, subject to the satisfaction of certain procedural and information requirements by the shareholders requesting the meeting, a special meeting of shareholders must be called by our secretary upon the written request of shareholders entitled to cast not less than a majority of all the votes entitled to be cast at such meeting.  See "—Voting Rights" for a discussion of certain voting requirements with respect to the Series A-1 common shares.

Our bylaws provide that with respect to an annual meeting of shareholders, the proposal of business to be considered by shareholders may be made only (1) pursuant to our notice of the meeting, (2) by or at the direction of our board of directors, or (3) by any shareholder who is entitled to vote at the meeting and has complied with the advance notice procedures set forth in our bylaws.  Our bylaws provide that with respect to special meetings of shareholders, only the business specified in our notice of meeting may be brought before the meeting.  The purpose of requiring shareholders to give advance notice of proposals is to afford our board of directors the opportunity to consider the advisability of the proposals and, to the extent considered necessary by our board of directors, to inform shareholders and make recommendations regarding the proposals.  The advance notice procedures also permit a more orderly procedure for conducting our shareholder meetings.

Limited Liability

In the case of a Delaware series limited liability company, the Delaware LLC Act provides that a member who receives a distribution with respect to a series and knew at the time of the distribution that the distribution was in violation of the Delaware LLC Act shall be liable to the series for the amount of the distribution for three years.  Under the Delaware LLC Act, a series limited liability company may not make a distribution with respect to a series to a member if, after the distribution, all liabilities of such series, other than liabilities to members on account of their limited liability company interests with respect to such series and liabilities for which the recourse of creditors is limited to specific property of such series, would exceed the fair value of the assets of such series.  For the purpose of determining the fair value of the assets of the series, the Delaware LLC Act provides that the fair value of property of the series subject to liability for which recourse of creditors is limited shall be included in the assets of such series only to the extent that the fair value of that property exceeds the nonrecourse liability.  Under the Delaware LLC Act, an assignee who becomes a substituted member of a company is liable for the obligations of his assignor to make contributions to the company, except the assignee is not obligated for liabilities unknown to him at the time the assignee became a member and that could not be ascertained from the operating agreement.

Limitations on Liability and Indemnification of the Managing Member, our Directors and Officers and our Advisor

Our operating agreement provides that to the fullest extent permitted by applicable law the managing member and our directors or officers will not be liable to us.  In addition, pursuant to our operating agreement, we have agreed to indemnify the managing member and each of our directors and officers, to the fullest extent permitted by law, against all expenses and liabilities (including judgments, fines, penalties, interest, amounts paid in settlement with the approval of the company and counsel fees and disbursements on a solicitor and client basis) arising from the performance of any of their obligations or duties in connection with their service to us or the operating agreement, including in connection with any civil, criminal, administrative, investigative or other action, suit or proceeding to which any such person may hereafter be made party by reason of being or having been the managing member or one of our directors or officers.

Prior to completion of this offering, we intend to enter into separate indemnification agreements with our directors and officers.  Each indemnification agreement will provide, among other things, for indemnification to the fullest extent permitted by law and our operating agreement against any and all expenses, judgments, fines, penalties and amounts paid in settlement of any claim.  The indemnification agreements will provide for the advancement or payment of all expenses to the indemnitee and for reimbursement to us if it is found that such indemnitee is not entitled to such indemnification under applicable law and our operating agreement.

In addition, our operating agreement provides that our Advisor maintains a contractual as opposed to a fiduciary relationship with us, each Series and our shareholders.  Pursuant to the terms of the Advisory Agreement, the liability of our Advisor and certain of its affiliates to the A-1 Series is limited and the A-1 Series has agreed to indemnify our Advisor and such affiliates against certain liabilities.  See "Our Advisor and the Advisory Agreement."

Amendment of Our Operating Agreement and Bylaws

Amendments to our operating agreement may be proposed only by or with the consent of our board of directors.  To adopt a proposed amendment, our board of directors is required to seek written approval of the holders of the number of shares required to approve the amendment or call a meeting of our shareholders to consider and vote upon the proposed amendment.  Except as set forth below, an amendment must be approved by holders representing a majority of the common shares and, in general, to the extent that such amendment would have a material adverse effect on the holders of any class or series of shares of a Series, by the holders of a majority of the holders of such class or series.

Prohibited Amendments.  No amendment may be made that would:

·                     enlarge the obligations of any shareholder without such shareholder's consent, unless approved by at least a majority of the type or class of shares so affected;

·                     provide that we are not dissolved upon an election to dissolve our limited liability company by our board of directors that is approved by holders representing a majority of the common shares;

·                     change the term of existence of our company; or

·                     give any person the right to dissolve our limited liability company other than our board of directors' right to dissolve our limited liability company with the approval by holders representing a majority of the common shares.

The provision of our operating agreement preventing the amendments having the effects described in any of the clauses above can be amended upon the approval by holders representing at least two-thirds of the common shares.

In addition, certain amendments to our operating agreement require the separate approval of holders representing a majority of the Series A-1 common shares.  See "—Voting Rights."

No Shareholder Approval.  Our board of directors may generally make amendments to our operating agreement without the approval of any shareholder or assignee to reflect:

·                     a change in our name, the location of our principal place of our business, our registered agent or our registered office;

·                     the admission, substitution, withdrawal or removal of shareholders in accordance with our operating agreement;

·                     the merger of our company or any of its subsidiaries into, or the conveyance of all of our assets to, a newly-formed entity if the sole purpose of that merger or conveyance is to effect a mere change in our legal form into another limited liability entity;

·                     a change that our board of directors determines to be necessary or appropriate for us to qualify or continue our qualification as a company in which our members have limited liability under the laws of any state or to ensure that each Series will continue to qualify as a REIT for U.S. federal income tax purposes or otherwise not taxed as an entity for U.S. federal income tax purposes other than as we specifically so designate;

·                     an amendment that our board of directors determines, based upon the advice of counsel, to be necessary or appropriate to prevent us, members of our board, or our officers, agents or trustees from in any manner being subjected to the provisions of the Investment Company Act, the Advisers Act or "plan asset" regulations adopted under ERISA, whether or not substantially similar to plan asset regulations currently applied or proposed;

·                     an amendment or issuance that our board of directors determines to be necessary or appropriate for the establishment of additional Series or the authorization of additional securities;

·                     any amendment expressly permitted in our operating agreement to be made by our board of directors acting alone;

·                     an amendment effected, necessitated or contemplated by a merger agreement that has been approved under the terms of our operating agreement;

·                     any amendment that our board of directors determines to be necessary or appropriate for the formation by us of, or our investment in, any corporation, partnership or other entity, as otherwise permitted by our operating agreement;

·                     a change in our fiscal year or taxable year and related changes; and

·                     any other amendments substantially similar to any of the matters described in the clauses above.

In addition, our board of directors may make amendments to our operating agreement without the approval of any shareholder or assignee if our board of directors determines that those amendments:

·                     do not adversely affect the shareholders (including any particular class or series of shares of a Series as compared to other classes or series of shares) in any material respect;

·                     are necessary or appropriate to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute;

·                     are necessary or appropriate to facilitate the trading of shares or to comply with any rule, regulation, guideline or requirement of any securities exchange on which the shares are or will be listed for trading, compliance with any of which our board of directors deems to be in the best interests of us and our shareholders;

·                     are necessary or appropriate for any action taken by our board of directors relating to splits or combinations of shares under the provisions of our operating agreement;

·                     are necessary to preserve the managing member's right to appoint, remove or nominate directors, set the number of directors or fill vacancies on our board of directors; or

·                     are required to effect the intent expressed in this prospectus or the intent of the provisions of our operating agreement or are otherwise contemplated by our operating agreement.

Our bylaws generally provide that our board of directors has the exclusive power to adopt, alter or repeal the bylaws or make new bylaws.

Managing Member Approval.  Notwithstanding the foregoing, no amendment to our operating agreement or bylaws may be made without the prior approval of the managing member that would adversely affect the managing member's right to appoint, remove or nominate directors, set the number of directors or fill vacancies on our board of directors.

Merger, Sale or Other Disposition of Assets

Our board of directors is generally prohibited, without the prior separate approval of holders of the common shares of  each Series entitled to vote thereon, from causing us to, among other things, sell, exchange or otherwise dispose of all or substantially all of the assets of the Series in a single transaction or a series of related transactions, or approving on our behalf the sale, exchange or other disposition of all or substantially all of the assets of the Series.  In this regard, subject to the exceptions described below, mergers, consolidations or conversions of our company, and certain dispositions of all or substantially all of the assets of the A-1 Series, require the separate approval of holders representing a majority of the Series A-1 common shares.  See "—Voting Rights."

Subject to the restrictions described above under "—Restrictions on Debt and Financing and Cross-Subsidiary Guarantees," our board of directors may mortgage, pledge, hypothecate or grant a security interest in all or substantially all the assets of the Series without the approval of any shareholder.  Our board of directors may also sell all or substantially all of the assets of the Series under a foreclosure or other realization upon the encumbrances above without that approval.

If the conditions specified in our operating agreement are satisfied, our board of directors may merge our company or any of its subsidiaries into, or convey all of the assets of the Series to, a newly-formed entity if the sole purpose of that merger or conveyance is to effect a mere change in our legal form into another limited liability entity, in each case without any approval of our shareholders.  The shareholders are not entitled to dissenters' rights of appraisal under the operating agreement or applicable Delaware law in the event of a merger or consolidation, a sale of all or substantially all of the assets of the Series or any other similar transaction or event.

Termination and Dissolution

We will continue as a limited liability company until terminated under our operating agreement.  We will dissolve upon: (1) the election of our board of directors to dissolve us, if separately approved by holders of the common shares of  each Series entitled to vote thereon; (2) the sale, exchange or other disposition of all or substantially all of the assets of the Series; (3) the entry of a decree of judicial dissolution of our limited liability company; or (4) at any time that we no longer have any shareholders, unless our business is continued in accordance with the Delaware LLC Act.

In this regard, a dissolution of the A-1 Series requires the separate approval of holders representing a majority of the Series A-1 common shares.  See "—Voting Rights."

Books and Reports

We are required to keep appropriate books of our business at our principal offices.  The books will be maintained for both tax and financial reporting purposes on a basis that permits the preparation of financial statements in accordance with generally accepted accounting principles.  For financial reporting purposes and tax purposes, our fiscal year and our tax year are the calendar year, unless otherwise determined by our board of directors in accordance with the Internal Revenue Code.

Determinations by our Board of Directors

Any determinations made by our board of directors under any provision described in our operating agreement will be final and binding on our shareholders, except as may otherwise be required by law.  We will prepare a statement of any determination by our board of directors respecting the fair market value of any properties, assets or securities, and will file the statement with our company secretary.

Restrictions on Ownership and Transfer

In order for each Series to qualify as a REIT under the Internal Revenue Code, shares of the Series must be owned by 100 or more persons during at least 335 days of a taxable year of 12 months (other than the first year for which an election to be a REIT has been made) or during a proportionate part of a shorter taxable year.  Also, not more than 50% of the value of the outstanding shares of the Series may be owned, directly or indirectly, by five or fewer individuals (as defined in the Internal Revenue Code to include certain entities) during the last half of a taxable year (other than the first year for which an election to be a REIT has been made).  To qualify as a REIT, each Series must satisfy other requirements as well.  See "U.S. Federal Income Tax Considerations—Requirements for Qualification."

To assist each Series in qualifying as a REIT, our operating agreement, subject to certain exceptions, contains restrictions on the number of common shares of any Series and the number of shares of any Series that a person may own.  Our operating agreement provides that generally no person may own, or be deemed to own by virtue of the attribution provisions of the Internal Revenue Code, either more than 9.8% in value or in number of common shares, whichever is more restrictive, of the outstanding common shares of any Series, or more than 9.8% in value or in number of shares, whichever is more restrictive, of the outstanding shares of any Series.  Accordingly, no person may own, or be deemed to own, more than 9.8% in value or in number of shares, whichever is more restrictive, of the outstanding Series A-1 common shares.  We refer to these limits collectively as the "ownership limit."  An individual or entity that becomes subject to the ownership limit or any of the other restrictions on ownership and transfer of the shares of any Series described below is referred to as a "prohibited owner" if, had the violative transfer or other event been effective, the individual or entity would have been a beneficial owner or, if appropriate, a record owner of shares.

The constructive ownership rules under the Internal Revenue Code are complex and may cause shares of any Series owned actually or constructively by a group of related individuals and/or entities to be owned constructively by one individual or entity.  As a result, the acquisition of less than 9.8% by value or number of common shares, whichever is more restrictive, of the outstanding common shares of our any Series, or 9.8% by value or number of shares, whichever is more restrictive, of the outstanding shares of any Series (or the acquisition of an interest in an entity that owns, actually or constructively, shares of any Series by an individual or entity), could, nevertheless, cause that individual or entity, or another individual or entity, to own constructively in excess of the ownership limit.

Our board may, in its sole discretion, subject to such conditions as it may determine and the receipt of certain representations and undertakings, prospectively or retroactively, waive the ownership limit or establish a different limit on ownership, or excepted holder limit, for a particular shareholder if the shareholder's ownership in excess of the ownership limit would not result in a Series being "closely held" within the meaning of Section 856(h) of the Internal Revenue Code (without regard to whether the ownership interest is held during the last half of a taxable year) or otherwise would result in a Series failing to qualify as a REIT.  As a condition of its waiver or grant of excepted holder limit, our board of directors may, but is not required to, require an opinion of counsel or IRS ruling satisfactory to our board of directors in order to determine or ensure a Series' qualification as a REIT.

In connection with granting a waiver of the ownership limit, creating an excepted holder limit or at any other time, our board of directors may from time to time increase or decrease the ownership limit for all other individuals and entities unless, after giving effect to such increase, five or fewer individuals could beneficially or constructively own in the aggregate, more than 49.9% in value of the shares then outstanding of a Series or such Series would otherwise fail to qualify as a REIT.  Prior to the modification of the ownership limit, our board of directors may require such opinions of counsel, affidavits, undertakings or agreements as it may deem necessary or advisable in order to determine or ensure the Series' qualification as a REIT.  A reduced ownership limit will not apply to any person or entity whose percentage ownership of common shares or shares of a Series, as applicable, is in excess of such decreased ownership limit until such time as such individual's or entity's percentage ownership of common shares or shares of a Series, as applicable, equals or falls below the decreased ownership limit, but any further acquisition of common shares or shares of a Series, as applicable, in excess of such percentage ownership of common shares or shares of a Series will be in violation of the ownership limit.

Our operating agreement further prohibits:

·                     any person from beneficially or constructively owning, applying certain attribution rules of the Internal Revenue Code, shares of a Series that would result in the Series being "closely held" under Section 856(h) of the Internal Revenue Code (without regard to whether the ownership interest is held during the last half of a taxable year) or otherwise cause the Series to fail to qualify as a REIT; and

·                     any person from transferring shares of a Series if such transfer would result in shares of the Series being owned by fewer than 100 persons (determined without reference to any rules of attribution).

Any person who acquires or attempts or intends to acquire beneficial or constructive ownership of shares of a Series that will or may violate the ownership limit or any of the other foregoing restrictions on ownership and transfer of shares of such Series, or who would have owned shares of such Series transferred to a trust as described below, must immediately give us written notice of the event, or in the case of an attempted or proposed transaction, must give at least 15 days' prior written notice to us and provide us with such other information as we may request in order to determine the effect of such transfer on such Series' qualification as a REIT.  The foregoing restrictions on ownership and transfer of shares of a Series will not apply if our board of directors determines that it is no longer in the best interests of the Series to attempt to qualify, or to continue to qualify, as a REIT or that compliance with the restrictions and limitations on ownership and transfer of shares of the Series as described above is no longer required in order for the Series to qualify as a REIT.

If any transfer of shares of a Series would result in shares of the Series being beneficially owned by fewer than 100 persons, such transfer will be null and void and the intended transferee will acquire no rights in such shares.  In addition, if any purported transfer of shares of a Series or any other event would otherwise result in any person violating the ownership limit or an excepted holder limit established by our board of directors or in the Series being "closely held" under Section 856(h) of the Internal Revenue Code (without regard to whether the ownership interest is held during the last half of a taxable year) or otherwise failing to qualify as a REIT, then that number of shares (rounded up to the nearest whole share) that would cause the Series to violate such restrictions will be automatically transferred to, and held by, a trust for the exclusive benefit of one or more charitable organizations selected by us and the intended transferee will acquire no rights in such shares.  The automatic transfer will be effective as of the close of business on the business day prior to the date of the violative transfer or other event that results in a transfer to the trust.  Any dividend or other distribution paid to the prohibited owner, prior to our discovery that the shares had been automatically transferred to a trust as described above, must be repaid to the trustee upon demand for distribution to the beneficiary by the trust.  If the transfer to the trust as described above is not automatically effective, for any reason, to prevent violation of the applicable ownership limit or the Series being "closely held" under Section 856(h) of the Internal Revenue Code (without regard to whether the ownership interest is held during the last half of a taxable year) or otherwise failing to qualify as a REIT, then our operating agreement provides that the transfer of the shares will be null and void.

Shares of a Series transferred to the trustee are deemed offered for sale to us, or our designee, at a price per share equal to the lesser of (1) the price paid by the prohibited owner for the shares (or, if the event that resulted in the transfer to the trust did not involve a purchase of such shares at market price, the last reported sales price on the NASDAQ (or other applicable exchange) on the day of the event which resulted in the transfer of such shares to the trust) and (2) the market price on the date we accept, or our designee accepts, such offer.  We may reduce the amount payable by the amount of any dividend or other distribution that we have paid to the prohibited owner before we discovered that the shares had been automatically transferred to the trust and that are then owed to the trustee as described above, and we may pay the amount of any such reduction to the trustee for the benefit of the charitable beneficiary.  We have the right to accept such offer until the trustee has sold the shares held in the trust as discussed below.  Upon a sale to us, the interest of the charitable beneficiary in the shares sold terminates, the trustee must distribute the net proceeds of the sale to the prohibited owner and any dividends or other distributions held by the trustee with respect to such shares will be paid to the charitable beneficiary.

If we do not buy the shares, the trustee must, within 20 days of receiving notice from us of the transfer of shares to the trust, sell the shares to a person or entity designated by the trustee who could own the shares without violating the ownership limit or the other restrictions on ownership and transfer of shares of the Series.  After the sale of the shares, the interest of the charitable beneficiary in the shares transferred to the trust will terminate and the trustee must distribute to the prohibited owner an amount equal to the lesser of (1) the price paid by the prohibited owner for the shares (or, if the event which resulted in the transfer to the trust did not involve a purchase of such shares at market price, the last reported sales price on the NASDAQ (or other applicable exchange) on the day of the event which resulted in the transfer of such shares to the trust) and (2) the sales proceeds (net of commissions and other expenses of sale) received by the trust for the shares.  The trustee may reduce the amount payable to the prohibited owner by the amount of any dividend or other distribution that we paid to the prohibited owner before we discovered that the shares had been automatically transferred to the trust and that are then owed to the trustee as described above.  Any net sales proceeds in excess of the amount payable to the prohibited owner will be immediately paid to the beneficiary of the trust, together with any dividends or other distributions thereon.  In addition, if, prior to discovery by us that shares a Series have been transferred to a trust, such shares are sold by a prohibited owner, then such shares will be deemed to have been sold on behalf of the trust and to the extent that the prohibited owner received an amount for or in respect of such shares that exceeds the amount that such prohibited owner was entitled to receive, such excess amount will be paid to the trustee upon demand.  The prohibited owner has no rights in the shares held by the trustee.

The trustee will be designated by us and will be unaffiliated with us and with any prohibited owner.  Prior to the sale of any shares by the trust, the trustee will receive, in trust for the beneficiary of the trust, all dividends and other distributions paid by us with respect to the shares held in trust and may also exercise all voting rights with respect to the shares held in trust.  These rights will be exercised for the exclusive benefit of the beneficiary of the trust.  Any dividend or other distribution paid prior to our discovery that shares of a Series have been transferred to the trust will be paid by the recipient to the trustee upon demand.

Subject to Delaware law, effective as of the date that the shares have been transferred to the trust, the trustee will have the authority, at the trustee's sole discretion:

·                     to rescind as void any vote cast by a prohibited owner prior to our discovery that the shares have been transferred to the trust; and

·                     to recast the vote in accordance with the desires of the trustee acting for the benefit of the beneficiary of the trust.

However, if we have already taken irreversible company action, then the trustee may not rescind and recast the vote.

In addition, if our board of directors determines in good faith that a proposed transfer or other event would violate the restrictions on ownership and transfer of the shares of a Series, our board of directors may take such action as it deems advisable to refuse to give effect to or to prevent such transfer, including, but not limited to, causing the Series to redeem the shares of such Series, refusing to give effect to the transfer on our books or instituting proceedings to enjoin the transfer.

Every owner of 5% or more (or such lower percentage as required by the Internal Revenue Code or the regulations promulgated thereunder) of shares of a Series, within 30 days after the end of each taxable year, must give us written notice, stating the shareholder's name and address, the number of shares of each class of a Series that the shareholder beneficially owns and a description of the manner in which the shares are held.  Each such owner must provide to us in writing such additional information as we may request in order to determine the effect, if any, of the shareholder's beneficial ownership on the Series' qualification as a REIT and to ensure compliance with the ownership limit.  In addition, each shareholder must provide to us in writing such information as we may request in good faith in order to determine the Series' qualification as a REIT and to comply with the requirements of any taxing authority or governmental authority or to determine such compliance.

Any certificates representing shares of a Series will bear a legend referring to the restrictions described above.

These restrictions on ownership and transfer could delay, defer or prevent a transaction or a change in control that might involve a premium price for the Series A-1 common shares or otherwise be in the best interest of the holders of the Series A-1 common shares.

Anti-Takeover Effects, Our Operating Agreement and Bylaws

The following is a summary of certain provisions of our operating agreement and bylaws that may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a shareholder might consider to be in its best interest, including those attempts that might result in a premium over the market price for the interests held by shareholders.

Authorized but Unissued Shares

Our operating agreement authorizes us to establish additional Series and issue an unlimited number of shares of any Series for the consideration and on the terms and conditions established by our board of directors without the approval of any holders of our shares.  Future establishment of additional Series and issuances of shares or equity securities of any Series may be utilized for a variety of purposes, including future public offerings to raise additional capital.  Our ability to establish additional Series and issue additional shares and other equity securities of any Series could render more difficult or discourage an attempt to obtain control over us generally or over a particular Series by means of a proxy contest, tender offer, merger or otherwise.

Delaware Business Combination Statute—Section 203

We are a limited liability company organized under Delaware law.  Some provisions of Delaware law may delay or prevent a transaction that would cause a change in our control.

Section 203 of the DGCL, which restricts certain business combinations with interested stockholders in certain situations, does not apply to limited liability companies unless they elect to utilize it.  Our operating agreement does not currently elect to have Section 203 of the DGCL apply to us.  In general, this statute prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years after the date of the transaction by which that person became an interested stockholder, unless the business combination is approved in a prescribed manner.  For purposes of Section 203, a business combination includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, and an interested stockholder is a person who, together with affiliates and associates, owns, or within three years prior did own, 15% or more of voting stock.

Other Provisions of Our Operating Agreement and Bylaws

Certain provisions of our operating agreement and bylaws may make a change in control of our company or any Series more difficult to effect.  For example, shareholders will not have the right to vote to elect or remove directors or fill vacancies on our board of directors.

Shares Eligible for Future Sale

After giving effect to this offering and the other transactions described in this prospectus, there will be                     Series A-1 common shares outstanding on a fully diluted basis.  All of such shares will be initially held by investors in this offering.  Our Series A-1 common shares are newly issued securities for which there is no established trading market. No assurance can be given as to (1) the likelihood that an active market for our Series A-1 common shares will develop, (2) the liquidity of any such market, (3) the ability of the shareholders to sell the shares or (4) the prices that shareholders may obtain for any of the shares. No prediction can be made as to the effect, if any, that future sales of Series A-1 common shares or the availability of Series A-1 common shares for future sale will have on the market price prevailing from time to time. Sales of substantial amounts of Series A-1 common shares, or the perception that such sales could occur, may affect adversely prevailing market prices of the Series A-1 common shares.

For a description of certain restrictions on ownership and transfer of Series A-1 common shares, see "Description of Series A-1 Common Shares—Operating Agreement and Bylaws—Restrictions on Ownership and Transfer."

U.S. Federal Income Tax Considerations

The following is a summary of the material U.S. federal income tax consequences relating to the A-1 Series' qualification and taxation as a REIT and the acquisition, holding, and disposition of Series A-1 common shares.  You are urged to both review the following discussion and to consult your tax advisor to determine the effects of ownership and disposition of Series A-1 common shares on your individual tax situation, including any state, local or non-U.S. tax consequences.

This summary is based upon the Internal Revenue Code, the regulations promulgated by the U.S. Treasury Department, or the Treasury Regulations, current administrative interpretations and practices of the IRS, (including administrative interpretations and practices expressed in private letter rulings which are binding on the IRS only with respect to the particular taxpayers who requested and received those rulings) and judicial decisions, all as currently in effect, and all of which are subject to differing interpretations or to change, possibly with retroactive effect.  No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below.  No advance ruling has been or will be sought from the IRS regarding any matter discussed in this summary.

This summary is also based upon the assumption that the operation of the A-1 Series, and of its subsidiaries and other lower-tier and affiliated entities, will in each case be in accordance with its applicable organizational documents or partnership agreements.  This summary does not discuss the impact that U.S. state and local taxes and taxes imposed by non-U.S. jurisdictions could have on the matters discussed in this summary.  In addition, this summary assumes that holders of Series A-1 common shares hold such Series A-1 common shares as a capital asset, which generally means as property held for investment.  This summary is for general information only, and does not purport to discuss all aspects of U.S. federal income taxation that may be important to a particular holder of Series A-1 common shares in light of the holder's investment or tax circumstances, or to holders of Series A-1 common shares subject to special tax rules, such as:

·                     U.S. expatriates;

·                     persons who mark-to-market Series A-1 common shares;

·                     subchapter S corporations;

·                     U.S. holders of Series A-1 common shares, as defined below, whose functional currency is not the U.S. dollar;

·                     financial institutions;

·                     insurance companies;

·                     broker-dealers;

·                     regulated investment companies, or "RICs";

·                     REITs;

·                     trusts and estates;

·                     holders who receive Series A-1 common shares through the exercise of employee stock options or otherwise as compensation;

·                     persons holding Series A-1 common shares as part of a "straddle," "hedge," "conversion transaction," "synthetic security" or other integrated investment;

·                     holders who receive Series A-1 common shares through the exercise of employee stock options or otherwise as compensation;

·                     persons subject to the alternative minimum tax provisions of the Internal Revenue Code;

·                     persons holding their interest through a partnership or similar pass-through entity;

·                     persons holding a 10% or more (by vote or value) beneficial interest in the A-1 Series;

and, except to the extent discussed below:

·                     tax-exempt organizations; and

·                     non-U.S. holders of Series A-1 common shares, as defined below.

For purposes of this summary, a U.S. holder of Series A-1 common shares is a beneficial owner of Series A-1 common shares who for U.S. federal income tax purposes is:

·                     a citizen or resident of the U.S.;

·                     a corporation (including an entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the U.S. or of a political subdivision thereof (including the District of Columbia);

·                     an estate whose income is subject to U.S. federal income taxation regardless of its source; or

·                     any trust if (1) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) it has a valid election in place to be treated as a U.S. person.

A non-U.S. holder of Series A-1 common shares is a beneficial owner of Series A-1 common shares who is neither a U.S. holder of Series A-1 common shares nor an entity that is treated as a partnership for U.S. federal income tax purposes.

THE U.S. FEDERAL INCOME TAX TREATMENT OF HOLDERS OF SERIES A-1 COMMON SHARES DEPENDS IN SOME INSTANCES ON DETERMINATIONS OF FACT AND INTERPRETATIONS OF COMPLEX PROVISIONS OF U.S. FEDERAL INCOME TAX LAW FOR WHICH NO CLEAR PRECEDENT OR AUTHORITY MAY BE AVAILABLE.  IN ADDITION, THE TAX CONSEQUENCES OF HOLDING SERIES A-1 COMMON SHARES TO ANY PARTICULAR HOLDER WILL DEPEND ON THE HOLDER'S PARTICULAR TAX CIRCUMSTANCES.  YOU ARE URGED TO CONSULT YOUR TAX ADVISOR REGARDING THE U.S. FEDERAL, STATE, LOCAL, AND FOREIGN INCOME AND OTHER TAX CONSEQUENCES TO YOU, IN LIGHT OF YOUR PARTICULAR INVESTMENT OR TAX CIRCUMSTANCES, OF ACQUIRING, HOLDING, AND DISPOSING OF SERIES A-1 COMMON SHARES.

Taxation of the A-1 Series

We intend to treat each Series as a separate business entity for U.S. federal income tax purposes and the series LLC organization as a non-entity for U.S. federal income tax purposes.  The IRS has indicated that the treatment of series LLC organizations under current law is not entirely clear.  In order to clarify this treatment, the IRS has issued proposed Treasury Regulations that provide that each individual series of a domestic series LLC organization will generally be treated as a separate entity formed under local law, with each such individual series' classification for U.S. federal income tax purposes determined under general tax principles and the entity classification ("check-the-box") rules.  The proposed Treasury Regulations would require taxpayers that treat a series LLC organization formed after September 14, 2010 (the date of publication of the proposed Treasury Regulations) in an inconsistent manner to change their treatment of the series LLC organization following the adoption of the rules as final Treasury Regulations, which may subject the taxpayer to substantial costs.  The proposed Treasury Regulations further provide that a series should be treated as a separate entity under local law even if the business purpose, investment objective, or ownership of a series overlaps with that of other series or the series LLC organization itself.  Notwithstanding the foregoing, there can be no assurance as to whether the proposed Treasury Regulations will be finalized in their current form or at all.  The proposed Treasury Regulations do not address whether a series LLC organization will be recognized as a separate entity for U.S. federal income tax purposes, leaving such a determination to be made under federal tax principles, independent of whether the organization is recognized as a separate entity under local law.  Even if the series LLC organization is characterized as an entity for U.S. federal income tax purposes, it may not have an income or information tax filing obligation.  If the IRS were to adopt a different approach than the one adopted in the proposed Treasury Regulations and successfully challenge our treatment of each Series as a separate business entity for U.S. federal income tax purposes, although the matter is not free from doubt, we expect that the series LLC organization would be treated as a single corporation that has elected and operated to be taxed as a REIT because we will have made an election for each Series to be taxed as a corporation and each Series will be organized and operated so as to qualify as a REIT for U.S. federal income tax purposes.  If the series LLC organization were so treated, the timing, amount and character of distributions to holders of Series A-1 common shares could be adversely impacted and the ability of the series LLC organization to be taxed as a REIT could be adversely impacted because the activity of each Series would be aggregated as the activities of a single REIT.  See "Failure to Qualify," below, for a discussion of the effect of a failure to qualify as a REIT for a taxable year.

The A-1 Series intends to elect and qualify to be taxed as a REIT under the Internal Revenue Code , commencing with its taxable year ending December 31, 2013.  The A-1 Series believes it has been organized and intends to operate in a manner that will allow it to qualify for taxation as a REIT under the Internal Revenue Code  commencing with its taxable year ending December 31, 2013.

The law firm of Clifford Chance US LLP has acted as our counsel in connection with this offering.  The
A-1 Series will receive the opinion of Clifford Chance US LLP prior to effectiveness of the registration statement of which this prospectus forms a part to the effect that, commencing with the A-1 Series' taxable year ending December 31, 2013, the A-1 Series will be organized in conformity with the requirements for qualification and taxation as a REIT under the Internal Revenue Code, and its proposed method of operation will enable it to meet the requirements for qualification and taxation as a REIT under the Internal Revenue Code.  The opinion of Clifford Chance US LLP will be based on various assumptions relating to the A-1 Series' and future Series' organization and operation, including that all factual representations and statements set forth in all relevant documents, records and instruments are true and correct, all actions described herein are completed in a timely fashion and that the A-1 Series will at all times operate in accordance with the method of operation described in its organizational documents and registration statement.  Additionally, the opinion of Clifford Chance US LLP is conditioned upon factual representations and covenants made by the Company, the A-1 Series and its Advisor regarding the series LLC organization's and the A-1 Series' organization, assets, and present and future conduct of the A-1 Series' and future Series' business operations and other items regarding the A-1 Series' and future Series' ability to meet the various requirements for qualification as a REIT, and assumes that such representations and covenants are accurate and complete and that the A-1 Series and future Series' will take no action that could adversely affect its qualification as a REIT.  Although the A-1 Series believes it will be organized and intends to operate so that it will qualify as a REIT commencing with its taxable year ending December 31, 2013, given the highly complex nature of the rules governing REITs, the ongoing importance of factual determinations, and the possibility of future changes in the A-1 Series' circumstances or applicable law, no assurance can be given by Clifford Chance US LLP or the A-1 Series that it will so qualify for any particular year.  Clifford Chance US LLP will have no obligation to advise the A-1 Series or holders of Series A-1 common shares of any subsequent change in the matters stated, represented or assumed, or of any subsequent change in the applicable law.  You should be aware that opinions of counsel are not binding on the IRS or any court, and no assurance can be given that the IRS will not challenge the conclusions set forth in such opinions.

Qualification and taxation as a REIT depend on the A-1 Series' ability to meet, on a continuing basis, through actual operating results, distribution levels, and diversity of stock ownership, various qualification requirements imposed upon REITs by the Internal Revenue Code, the compliance with which will not be reviewed by Clifford Chance US LLP.  In addition, the A-1 Series' ability to qualify as a REIT depends in part upon the operating results, organizational structure and entity classification for U.S. federal income tax purposes of certain entities in which the A-1 Series invests.  The A-1 Series' ability to qualify as a REIT for a particular year also requires that the A-1 Series satisfy certain asset and income tests during such year, some of which depend upon the fair market values of assets in which the A-1 Series directly or indirectly owns an interest.  Such values may not be susceptible to a precise determination.  Accordingly, no assurance can be given that the actual results of the A-1 Series' operations for any taxable year will satisfy such requirements for qualification and taxation as a REIT.

Taxation of REITs in General

As indicated above, the A-1 Series' qualification and taxation as a REIT for a particular year depend upon the A-1 Series' ability to meet, on a continuing basis during such year, through actual results of operations, distribution levels, diversity of share ownership and various qualification requirements imposed upon REITs by the Internal Revenue Code.  The material qualification requirements are summarized below under "—Requirements for Qualification—General." While the A-1 Series intends to operate so that it will qualify as a REIT, no assurance can be given that the IRS will not challenge the A-1 Series' qualification as a REIT, or that the A-1 Series will be able to operate in accordance with the REIT requirements in the future.  See "—Failure to Qualify."

Provided that the A-1 Series qualifies as a REIT, it will generally be entitled to a deduction for dividends that it pays and therefore will not be subject to U.S. federal corporate income tax on its net taxable income that is currently distributed to holders of Series A-1 common shares.  This treatment substantially eliminates the "double taxation" at the corporate and shareholder levels that generally results from investment in a corporation.  Rather, income generated by a REIT generally is taxed only at the shareholder level upon a distribution of dividends by the REIT.

Holders of Series A-1 common shares who are noncorporate U.S. holders of Series A-1 common shares are generally taxed on corporate dividends at a maximum rate of 20% (the same as long-term capital gains), thereby substantially reducing, though not completely eliminating, the double taxation that has historically applied to corporate dividends.  With limited exceptions, however, ordinary dividends received by noncorporate U.S. holders of Series A-1 common shares from the A-1 Series or from other entities that are taxed as REITs will continue to be taxed at rates applicable to ordinary income, which are as high as 39.6%.  Net operating losses, foreign tax credits and other tax attributes of a REIT generally do not pass through to the shareholders of a REIT, subject to special rules for certain items such as capital gains recognized by REITs.  See "—Taxation of Holders of Series A-1 common shares."

If the A-1 Series qualifies as a REIT, it will nonetheless be subject to U.S. federal income tax as follows:

·                     The A-1 Series will be taxed at regular corporate rates on any undistributed income, including undistributed net capital gains.

·                     The A-1 Series may be subject to the "alternative minimum tax" on its items of tax preference, if any.

·                     If the A-1 Series has net income from prohibited transactions, which are, in general, sales or other dispositions of property held primarily for sale to customers in the ordinary course of business, other than foreclosure property, as described below, such income will be subject to a 100% tax.  See "—Requirements for Qualification—General—Prohibited Transactions" and "—Requirements for Qualification—General—Foreclosure Property" below.

·                     If the A-1 Series elects to treat property that it acquires in connection with a foreclosure of a mortgage loan or leasehold as "foreclosure property," it may thereby avoid (1) the 100% tax on gain from a resale of that property (if the sale would otherwise constitute a prohibited transaction), and (2) the inclusion of any income from such property not qualifying for purposes of the REIT gross income tests discussed below, but the income from the sale or operation of the property may be subject to corporate income tax at the highest applicable rate (currently 35%).

·                     If the A-1 Series fails to satisfy the 75% gross income test or the 95% gross income test, as discussed below, but nonetheless maintains its qualification as a REIT because other requirements are met, it will be subject to a 100% tax on an amount equal to (1) the greater of (A) the amount by which it fails the 75% gross income test or (B) the amount by which it fails the 95% gross income test, as the case may be, multiplied by (2) a fraction intended to reflect its profitability.

·                     If the A-1 Series fails to satisfy any of the REIT asset tests, as described below, other than a failure of the 5% or 10% REIT assets tests that does not exceed a statutory de minimis amount as described more fully below, but its failure is due to reasonable cause and not due to willful neglect and it nonetheless maintains its REIT qualification because of specified cure provisions, it will be required to pay a tax equal to the greater of $50,000 or the highest corporate tax rate (currently 35%) of the net income generated by the non-qualifying assets during the period in which the A-1 Series failed to satisfy the asset tests.

·                     If the A-1 Series fails to satisfy any provision of the Internal Revenue Code  that would result in its failure to qualify as a REIT (other than a gross income or asset test requirement) and that violation is due to reasonable cause, it may retain its REIT qualification, but it will be required to pay a penalty of $50,000 for each such failure.

·                     If the A-1 Series fails to distribute on an annual basis at least the sum of (1) 85% of its REIT ordinary income for such year, (2) 95% of its REIT capital gain net income for such year and (3) any undistributed taxable income from prior periods, or the "required distribution," it will be subject to a 4% excise tax on the excess of the required distribution over the sum of (A) the amounts actually distributed (taking into account excess distributions from prior years), plus (B) retained amounts on which U.S. federal income tax is paid at the corporate level.

·                     The A-1 Series may be required to pay monetary penalties to the IRS in certain circumstances, including if it fails to meet record-keeping requirements intended to monitor its compliance with rules relating to the composition of the holders of Series A-1 common shares, as described below in "—Requirements for Qualification—General."

·                     The A-1 Series may be subject to a 100% excise tax on some items of income and expense that are directly or constructively paid between it, its tenants and/or any TRSs if and to the extent that the IRS successfully adjusts the reported amounts of these items.

·                     If the A-1 Series acquires appreciated assets from a subchapter C corporation (generally a corporation that is not a REIT, a RIC or an S corporation) in a transaction in which the adjusted tax basis of the assets in its hands is determined by reference to the adjusted tax basis of the assets in the hands of the subchapter C corporation, it will be subject to tax on such appreciation at the highest corporate income tax rate then applicable if it subsequently recognizes  gains on a disposition of any of the assets during the 10-year period following its acquisition of the assets from the subchapter C corporation.  The results described in this paragraph assume that the subchapter C corporation will not elect, in lieu of this treatment, to be subject to an immediate tax when the A-1 Series acquires the assets.

·                     The A-1 Series may elect to retain and pay income tax on its net long-term capital gain.  In that case, a holder of Series A-1 common shares would include the holder's proportionate share of the A-1 Series' undistributed long-term capital gain (to the extent the A-1 Series makes a timely designation of such gain to the holder of such Series A-1 common shares) in the holder of such Series A-1 common share's income, would be deemed to have paid the tax that the holder of such Series A-1 common shares paid on such gain, and would be allowed a credit for the holder of such Series A-1 common share's proportionate share of the tax deemed to have been paid, and an adjustment would be made to increase the holder of Series A-1 common share's basis in such Series A-1 common shares.  Holders of Series A-1 common shares that are U.S. corporations will also appropriately adjust their earnings and profits for the retained capital gain in accordance with Treasury Regulations to be promulgated.

·                     The A-1 Series may have subsidiaries or own interests in other lower-tier entities that are taxable C corporations, including any TRSs, the earnings of which could be subject to U.S. federal corporate income tax.

In addition, the A-1 Series and its subsidiaries may be subject to a variety of taxes other than U.S. federal income tax, including payroll taxes and state, local, and foreign income, transfer, franchise, property and other taxes.  The A-1 Series could also be subject to tax in situations and on transactions not presently contemplated.

Requirements for Qualification—General

The Internal Revenue Code  defines a REIT as a corporation, trust or association:

(1)	that is managed by one or more trustees or directors;
(2)	the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest;
(3)	that would be taxable as a domestic corporation but for the special Internal Revenue Code provisions applicable to REITs;
(4)	that is neither a financial institution nor an insurance company subject to specific provisions of the Internal Revenue Code;
(5)	the beneficial ownership of which is held by 100 or more persons during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months;
(6)

in which, during the last half of each taxable year, not more than 50% in value of the outstanding stock is owned, directly or indirectly, by five or fewer "individuals" (as defined in the Internal Revenue Code to include specified entities);

(7)	that makes an election to be a REIT for the current taxable year or has made such an election for a previous taxable year that has not been terminated or revoked;
(8)	that has no earnings and profits from any non-REIT taxable year as of a successor to any subchapter C corporation at the close of any taxable year;
(9)	that uses the calendar year for U.S. federal income tax purposes; and
(10)	that meets other tests described below, including with respect to the nature of its income and assets and the amount of its distributions.

The Internal Revenue Code  provides that conditions (1) through (4) must be met during the entire taxable year, and that condition (5) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a shorter taxable year.  Conditions (5) and (6) do not need to be satisfied for the first taxable year for which an election to become a REIT has been made.  Our operating agreement provides restrictions regarding the ownership and transfer of Series A-1 common shares, which are intended, among other purposes, to assist the A-1 Series in satisfying the share ownership requirements described in conditions (5) and (6) above.  The A-1 Series intends to monitor the beneficial owners of the its shares to ensure that its shares are at all times beneficially owned by 100 or more persons, but no assurance can be given that the A-1 Series will be successful in this regard.  For purposes of condition (6), an "individual" generally includes a supplemental unemployment compensation benefit plan, a private foundation, or a portion of a trust permanently set aside or used exclusively for charitable purposes, but does not include a qualified pension plan or profit sharing trust.

To monitor compliance with the share ownership requirements, the A-1 Series is required to maintain records regarding the actual ownership of its shares.  To do so, the A-1 Series must demand written statements each year from the record holders of significant percentages of its shares in which the record holders are to disclose the actual owners of the shares (i.e., the persons required to include in gross income the dividends paid by us).  A list of those persons failing or refusing to comply with this demand must be maintained as part of its records.  Failure by the A-1 Series to comply with these record-keeping requirements could subject the A-1 Series to monetary penalties.  If the A-1 Series satisfies these requirements and after exercising reasonable diligence would not have known that condition (6) is not satisfied, it will be deemed to have satisfied such condition.  A holder of shares Series A-1 common shares that fails or refuses to comply with the demand is required by Treasury Regulations to submit a statement with the holder's tax return disclosing the actual ownership of the shares and other information.

With respect to condition (8), the A-1 Series believes it will not initially have any earnings and profits from any non-REIT taxable year or as a successor to any subchapter C corporation.

With respect to condition (9), the A-1 Series intends to adopt December 31 as its taxable year-end and thereby satisfy this requirement.

Effect of Subsidiary Entities

Ownership of Partnership Interests.  In the case of a REIT that is a partner in a partnership, Treasury Regulations provide that the REIT is deemed to own its proportionate share of the partnership's assets and to earn its proportionate share of the partnership's gross income based on its pro rata share of capital interests in the partnership for purposes of the asset and gross income tests applicable to REITs, as described below.  However, solely for purposes of the 10% value test described below, the determination of a REIT's interest in partnership assets will be based on the REIT's proportionate interest in any securities issued by the partnership, excluding, for these purposes, certain excluded securities as described in the Internal Revenue Code.  In addition, the assets and gross income of the partnership generally are deemed to retain the same character in the hands of the REIT.  Thus, the A-1 Series' proportionate share of the assets and items of income of a partnership in which it owns an equity interest is treated as the A-1 Series' assets and items of income for purposes of applying the REIT requirements described below.  Consequently, to the extent that the A-1 Series directly or indirectly holds a preferred or other equity interest in a partnership, the partnership's assets and operations may affect the A-1 Series' ability to qualify as a REIT, even though it may have no control, or only limited influence, over the partnership.

An investment in a partnership involves special tax considerations.  For example, it is possible that the IRS could treat a subsidiary partnership as a corporation for U.S. federal income tax purposes.  In this case, the subsidiary partnership would be subject to entity-level tax and the character of the A-1 Series' assets and items of gross income would change, possibly causing us to fail the requirements to qualify as a REIT.  See "—Failure to Qualify" below.  In addition, special rules apply in the case of appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership.  In general terms, these rules require that certain items of income, gain, loss and deduction associated with the contributed property be allocated to the contributing partner for U.S. federal income tax purposes.  These rules could adversely affect the A-1 Series, for example, by requiring that a lower amount of depreciation deductions be allocated to the A-1 Series, which in turn would cause it to have a greater amount of taxable income without a corresponding increase in cash and result in a greater portion of the A-1 Series' distributions being taxed as dividend income.

Disregarded Subsidiaries.  If a REIT owns a corporate subsidiary that is a "qualified REIT subsidiary," that subsidiary is disregarded for U.S. federal income tax purposes, and all assets, liabilities and items of income, deduction and credit of the subsidiary are treated as assets, liabilities and items of income, deduction and credit of the REIT, including for purposes of the gross income and asset tests applicable to REITs as summarized below.  A qualified REIT subsidiary is any corporation, other than a TRS, as described below under "—Requirements for Qualification—General—Effect of Subsidiary Entities—Taxable REIT Subsidiaries," that is wholly owned by a REIT, or by other disregarded subsidiaries, or by a combination of the two.  Single member limited liability companies that are wholly owned by a REIT are also generally disregarded as separate entities for U.S. federal income tax purposes, including for purposes of the REIT gross income and asset tests.  Disregarded subsidiaries, along with partnerships in which the A-1 Series holds an equity interest, are sometimes referred to herein as "pass-through subsidiaries."

In the event that a disregarded subsidiary ceases to be wholly owned by the A-1 Series —for example, if any equity interest in the subsidiary is acquired by a person other than the A-1 Series or another disregarded subsidiary of the A-1 Series —the subsidiary's separate existence would no longer be disregarded for U.S. federal income tax purposes.  Instead, the subsidiary would have multiple owners and would be treated as either a partnership or a taxable corporation.  Such an event could, depending on the circumstances, adversely affect the A-1 Series' ability to satisfy the various asset and gross income tests applicable to REITs, including the requirement that REITs generally may not own, directly or indirectly, more than 10% of the value or voting power of the outstanding securities of another corporation.  See "—Requirements for Qualification—General—Asset Tests" and "—Requirements for Qualification—General—Gross Income Tests."

Taxable REIT Subsidiaries.  A REIT generally may jointly elect with a subsidiary corporation, whether or not wholly owned, to treat the subsidiary corporation as a TRS.  The separate existence of a TRS or other taxable corporation, unlike a disregarded subsidiary as discussed above, is not ignored for U.S. federal income tax purposes.  Accordingly, such an entity would generally be subject to corporate U.S. federal, state, local and income and franchise taxes on its earnings, which may reduce the cash flow generated by the A-1 Series and its subsidiaries in the aggregate, and the A-1 Series' ability to make distributions to holders of Series A-1 common shares.  The A-1 Series' TRSs may invest in assets and engage in activities that could not be held or conducted directly by it without jeopardizing its qualification as a REIT.

For purposes of the gross income and asset tests applicable to REITs, a REIT is not treated as holding the assets of a TRS or other taxable subsidiary corporation or as receiving any income that the subsidiary earns.  Rather, the stock issued by the subsidiary is an asset in the hands of the REIT, and the REIT recognizes as income the dividends that it receives from the subsidiary.  This treatment can affect the gross income and asset test calculations that apply to the REIT, as described below.  Because a REIT does not include the assets and income of such subsidiary corporations in determining the REIT's compliance with the REIT requirements, such entities may be used by the parent REIT to undertake indirectly activities that a REIT, due to the requirements applicable to REITs, might otherwise not be able to undertake directly or through pass-through subsidiaries (or, if such activities could be undertaken, it would only be in a commercially unfeasible manner) such as, for example, activities that give rise to certain categories of income such as management fees.  If dividends are paid to the A-1 Series by one or more TRSs it may own, then a portion of the dividends that it distributes to the holders of Series A-1 common shares who are taxed at individual rates generally will be eligible for taxation at preferential qualified dividend income tax rates rather than at ordinary income rates.  See "—Taxation of Holders of A-1 Series Common Shares—Taxation of Taxable U.S. Holders of A-1 Series Common Shares" and "—Requirements for Qualification—General—Annual Distribution Requirements."

Certain restrictions imposed on TRSs are intended to ensure that such entities will be subject to appropriate levels of U.S. federal income taxation.  First, if a TRS has a debt to equity ratio as of the close of the taxable year exceeding 1.5 to 1, it may not deduct interest payments made in any year to an affiliated REIT to the extent that such payments exceed, generally, 50% of the TRS's adjusted taxable income for that year (although the TRS may carry forward to, and deduct in, a succeeding year the disallowed interest amount if the 50% test is satisfied in that year).  In addition, if amounts are paid to a REIT or deducted by a TRS due to transactions between a REIT, its tenants and/or a TRS, that exceed the amount that would be paid to or deducted by a party in an arm's-length transaction, the REIT generally will be subject to an excise tax equal to 100% of such excess.

Rents received by the A-1 Series that include amounts for services furnished by a TRS to any of its tenants will not be subject to the excise tax if such amounts qualify for the safe harbor provisions contained in the Internal Revenue Code.  Safe harbor provisions are provided where (1) amounts are excluded from the definition of impermissible tenant service income as a result of satisfying a 1% de minimis exception; (2) a TRS renders a significant amount of similar services to unrelated parties and the charges for such services are substantially comparable; (3) rents paid to the A-1 Series by tenants leasing at least 25% of the net leasable space at a property that are not receiving services from the TRS are substantially comparable to the rents paid to the A-1 Series by tenants leasing comparable space at such property and that are receiving such services from the TRS (and the charge for the services is separately stated); or (4) the TRS's gross income from the service is not less than 150% of the TRS's direct cost of furnishing the service.

Gross Income Tests

In order to maintain the A-1 Series' qualification as a REIT, the A-1 Series annually must satisfy two gross income tests.  First, at least 75% of the A-1 Series' gross income for each taxable year, excluding gross income from sales of inventory or dealer property in "prohibited transactions" and certain hedging and foreign currency transactions, must be derived from investments relating to real property or mortgages on real property, including "rents from real property," dividends received from and gain from the disposition of shares of other REITs, interest income derived from mortgage loans secured by real property (including certain types of mortgage-backed securities), and gains from the sale of real estate assets, as well as income from certain kinds of temporary investments.  Second, at least 95% of the A-1 Series' gross income in each taxable year, excluding gross income from prohibited transactions and certain hedging and foreign currency transactions, must be derived from some combination of income that qualifies under the 75% income test described above, as well as other dividends, interest, and gain from the sale or disposition of stock or securities, which need not have any relation to real property.

For purposes of the 75% and 95% gross income tests, a REIT is deemed to have earned a proportionate share of the income earned by any partnership, or any limited liability company treated as a partnership for U.S. federal income tax purposes, in which it owns an interest, which share is determined by reference to its capital interest in such entity, and is deemed to have earned the income earned by any qualified REIT subsidiary.

Rents received by the A-1 Series will qualify as "rents from real property" in satisfying the 75% gross income test described above only if several conditions are met, including the following.  The rent must not be based in whole or in part on the income or profits of any person.  However, an amount will not be excluded from rents from real property solely by reason of being based on a fixed percentage or percentages of receipts or sales or being based on the net income or profits of a tenant which derives substantially all of its income with respect to such property from subleasing of substantially all of such property, to the extent that the rents paid by the sublessees would qualify as rents from real property, if earned directly by the A-1 Series.  If rent is partly attributable to personal property leased in connection with a lease of real property, the portion of the total rent that is attributable to the personal property will not qualify as rents from real property unless it constitutes 15% or less of the total rent received under the lease.  Moreover, for rents received to qualify as rents from real property, the A-1 Series generally must not operate or manage the property or furnish or render certain services to the tenants of such property, other than through an "independent contractor" who is adequately compensated and from which the A-1 Series derives no income, or through a TRS.  The A-1 Series is permitted, however, to perform services that are "usually or customarily rendered" in connection with the rental of space for occupancy only and are not otherwise considered rendered to the occupant of the property.  In addition, the A-1 Series may directly or indirectly provide non-customary services to tenants of the A-1 Series' property if the gross income from such services does not exceed 1% of the total gross income from the property for the relevant taxable year.  In such a case, only the amounts for non-customary services are not treated as rents from real property and the provision of the services does not disqualify the rents from treatment as rents from real property.  If, however, the gross income from such non-customary services exceeds this 1% threshold, none of the gross income derived from the property for the relevant property is treated as rents from real property.  For purposes of this test, the gross income received from such non-customary services is deemed to be at least 150% of the direct cost of providing the services.  Moreover, the A-1 Series is permitted to provide services to tenants through a TRS without disqualifying the rental income received from tenants as rents from real property.  Also, rental income will qualify as rents from real property only to the extent it is not treated as "related party rent," which generally includes rent from a tenant if the A-1 Series directly or indirectly (through application of certain constructive ownership rules) owns, (1) in the case of any tenant which is a corporation, stock possessing 10% or more of the total combined voting power of all classes of stock entitled to vote, or 10% or more of the total value of shares of all classes of stock of such tenant or (2) in the case of any tenant which is not a corporation, an interest of 10% or more in the assets or net profits of such tenant.  However, rental payments from a TRS will qualify as rents from real property even if the A-1 Series owns more than 10% of the total value or combined voting power of the TRS if at least 90% of the property is leased to unrelated tenants and the rent paid by the TRS is substantially comparable to the rent paid by the unrelated tenants for comparable space.

Unless the A-1 Series determines that the resulting non-qualifying income under any of the following situations, taken together with all other non-qualifying income earned by it in the taxable year, will not jeopardize its qualification as a REIT, it does not intend to:

·                                      charge rent for property  that is based in whole or in part on the income or profits of any person, except by reason of being based on a fixed percentage or percentages of receipts or sales, as described above;

·                     rent property to a related party tenant, including any TRS, unless the rent from the lease to the TRS would qualify for the special exception from the related party tenant rule applicable to certain leases with a TRS;

·                     derive rental income attributable to personal property other than personal property leased in connection with the lease of property, the amount of which is no more than 15% of the total rent received under the lease; or

·                     directly perform services considered to be non-customary or rendered to the occupant of the Property.

The A-1 Series may receive distributions from its TRSs or other C corporations that are neither REITs nor qualified REIT subsidiaries.  These distributions will be classified as dividend income to the extent of the earnings and profits of the distributing corporation.  Such distributions will generally constitute qualifying income for purposes of the 95% gross income test, but not for purposes of the 75% gross income test.  Any dividends received by the A-1 Series from a REIT, however, will be qualifying income for purposes of both the 95% and 75% gross income tests.

Hedging Transactions

The A-1 Series may enter into hedging transactions with respect to one or more of its assets or liabilities.  Hedging transactions could take a variety of forms, including interest rate swap agreements, interest rate cap agreements, options, futures contracts, forward rate agreements or similar financial instruments.  Except to the extent provided by Treasury Regulations, any income from a hedging transaction the A-1 Series enters into (1) in the normal course of the A-1 Series' business primarily to manage risk of interest rate or price changes or currency fluctuations with respect to borrowings made or to be made, or ordinary obligations incurred or to be incurred, to acquire or carry real estate assets, which the A-1 Series clearly identifies as specified in Treasury Regulations before the close of the day on which it was acquired, originated, or entered into, including gain from the sale or disposition of such a transaction, or (2) primarily to manage risk of currency fluctuations with respect to any item of income or gain that would be qualifying income under the 75% or 95% income tests which is clearly identified as such before the close of the day on which it was acquired, originated, or entered into, will not constitute gross income for purposes of the 75% or 95% gross income tests.  To the extent that the A-1 Series enters into other types of hedging transactions, the income from those transactions is likely to be treated as non-qualifying income for purposes of both of the 75% and 95% gross income tests.  The A-1 Series intends to structure any hedging transactions in a manner that does not jeopardize its qualification as a REIT.

Failure to Satisfy the Gross Income Tests

The A-1 Series intends to monitor its sources of income, including any non-qualifying income received by it, so as to ensure its compliance with the gross income tests.  If the A-1 Series fails to satisfy one or both of the 75% or 95% gross income tests for any taxable year, it may still qualify as a REIT for the year if it is entitled to relief under applicable provisions of the Internal Revenue Code.  These relief provisions will generally be available if the failure of the A-1 Series to meet these tests was due to reasonable cause and not due to willful neglect and, following the identification of such failure, the A-1 Series sets forth a description of each item of its gross income that satisfies the gross income tests in a schedule for the taxable year filed in accordance with the Treasury Regulations.  It is not possible to state whether the A-1 Series would be entitled to the benefit of these relief provisions in all circumstances.  If these relief provisions are inapplicable to a particular set of circumstances involving the A-1 Series, the A-1 Series will not qualify as a REIT.  As discussed above under "—Taxation of the A-1 Series —Taxation of REITs in General," even where these relief provisions apply, a tax would be imposed upon the profit attributable to the amount by which the A-1 Series fails to satisfy the particular gross income test.

Asset Tests

At the close of each calendar quarter the A-1 Series must also satisfy four tests relating to the nature of its assets.  First, at least 75% of the value of the A-1 Series' total assets must be represented by some combination of "real estate assets," cash, cash items, U.S. government securities, and, under some circumstances, stock or debt instruments purchased with new capital.  For this purpose, real estate assets include interests in real property, such as land, buildings, leasehold interests in real property, stock of other REITs, and certain kinds of mortgage-backed securities and mortgage loans.  Assets that do not qualify for purposes of the 75% asset test are subject to the additional asset tests described below.

Second, the value of any one issuer's securities owned by the A-1 Series may not exceed 5% of the value of its total assets.  Third, the A-1 Series may not own more than 10% of any one issuer's outstanding securities, as measured by either voting power or value.  Fourth, the aggregate value of all securities of any TRSs held by the A-1 Series may not exceed 25% of the value of its total assets.

The 5% and 10% asset tests do not apply to securities of TRSs, qualified REIT subsidiaries or securities that are "real estate assets" for purposes of the 75% asset test described above.  In addition, the 10% value test does not apply to certain "straight debt" and other excluded securities, as described in the Internal Revenue Code  including, but not limited to, any loan to an individual or estate, any obligation to pay rents from real property and any security issued by a REIT.  For these purposes, (1) a REIT's interest as a partner in a partnership is not considered a security; (2) any debt instrument issued by a partnership (other than straight debt or another security that is excluded from the 10% value test) will not be considered a security issued by the partnership if at least 75% of the partnership's gross income is derived from sources that would qualify for the 75% gross income test; and (3) any debt instrument issued by a partnership (other than straight debt or another excluded security) will not be considered a security issued by the partnership to the extent of the REIT's interest as a partner in the partnership.  For purposes of the 10% value test, "straight debt" means a written unconditional promise to pay on demand on a specified date a sum certain in money if (i) debt is not convertible, directly or indirectly, into stock, (ii) the interest rate and interest payment dates are not contingent on profits, the borrower's discretion, or similar factors other than certain contingencies relating to the timing and amount of principal and interest payments, as described in the Internal Revenue Code and (iii) in the case of an issuer that is a corporation or a partnership, securities that otherwise would be considered straight debt will not be so considered if the A-1 Series, and any of its "controlled taxable REIT subsidiaries," as defined in the Internal Revenue Code, hold any securities of the corporate or partnership issuer which (a) are not straight debt or other excluded securities (prior to the application of this rule), and (b) have an aggregate value greater than 1% of the issuer's outstanding securities (including, for the purposes of a partnership issuer, its interest as a partner in the partners).

Failure to Satisfy the Asset Tests

After initially meeting the asset tests at the close of a quarter, the A-1 Series will not lose its qualification as a REIT for failure to satisfy the asset tests at the end of a later quarter solely by reason of changes in asset values (including a failure caused solely by change in the foreign currency exchange rate used to value a foreign asset).  If the A-1 Series fails to satisfy the asset tests because the A-1 Series acquires or increases its ownership interest in securities during a quarter, the A-1 Series can cure this failure by disposing of the non-qualifying assets within 30 days after the close of that quarter.  If the A-1 Series fails the 5% asset test, the 10% vote test, or the 10% value test at the end of any quarter, and such failure is not cured within 30 days thereafter, the A-1 Series may dispose of sufficient assets (generally, within six months after the last day of the quarter in which its identification of the failure to satisfy those asset tests occurred) to cure the violation, provided that the non-permitted assets do not exceed the lesser of 1% of its assets at the end of the relevant quarter or $10,000,000.  If the A-1 Series fails any of the other asset tests, or its failure of the 5% and 10% asset tests is in excess of the de minimis amount described above, as long as the failure was due to reasonable cause and not willful neglect, the A-1 Series is permitted to avoid disqualification as a REIT, after the 30-day cure period, by taking steps including the disposition of sufficient assets to meet the asset tests (generally within six months after the last day of the quarter in which its identification of the failure to satisfy the REIT asset test occurred), and paying a tax equal to the greater of $50,000 or 35% of the net income generated by the non-qualifying assets during the period in which the A-1 Series failed to satisfy the relevant asset test.

The A-1 Series believes its holding of the property, temporary investments, cash and any TRSs the A-1 Series may form will comply with the foregoing REIT asset requirements, and the A-1 Series intends to monitor compliance with such tests on an ongoing basis.  There can be no assurance, however, that the A-1 Series will be successful in this effort.  Moreover, the values of some of the A-1 Series' assets, including the securities of its TRSs or other non-publicly traded investments, may not be susceptible to a precise determination and are subject to change in the future.  Furthermore, the proper classification of an instrument as debt or equity for U.S. federal income tax purposes may be uncertain in some circumstances, which could affect the application of the REIT asset tests.  Accordingly, there can be no assurance that the IRS will not contend that the A-1 Series' assets do not meet the requirements of the REIT asset tests.

 Annual Distribution Requirements

In order to qualify as a REIT, the A-1 Series is required to distribute dividends, other than capital gain dividends, to holders of Series A-1 common shares in an amount at least equal to:

(1)	the sum of:

•                     90% of its "REIT taxable income" (computed without regard to its deduction for dividends paid and its net capital gains), and

•                     90% of the net income from foreclosure property (after tax) as described below, and recognized built-in gain, as discussed above, minus

(2)	the sum of specified items of non-cash income that exceeds a percentage of its income.

These distributions must be paid in the taxable year to which they relate, or in the following taxable year if such distributions are declared in October, November or December of the taxable year, are payable to holders of Series A-1 common shares of record on a specified date in any such month, and are actually paid before the end of January of the following year.  Such distributions are treated as both paid by the A-1 Series and received by each holder of Series A-1 common shares on December 31 of the year in which they are declared.  In addition, at the A-1 Series' election, a distribution for a taxable year may be declared before the A-1 Series timely files its tax return for the year, provided the A-1 Series pays such distribution with or before its first regular dividend payment after such declaration, provided that such payment is made during the 12-month period following the close of such taxable year.  These distributions are taxable to holders of Series A-1 common shares in the year in which paid, even though the distributions relate to its prior taxable year for purposes of the 90% distribution requirement.

In order for distributions to be counted towards the A-1 Series' distribution requirement, and to give rise to a tax deduction to the A-1 Series, they must not be "preferential dividends." A dividend is not a preferential dividend if it is pro rata among all outstanding shares of stock within a particular class, and is in accordance with the preferences among its different classes of stock as set forth in the A-1 Series' organizational documents.

To the extent that the A-1 Series distributes at least 90%, but less than 100%, of its REIT taxable income, as adjusted, the A-1 Series will be subject to tax at ordinary corporate tax rates on the retained portion.  In addition, the A-1 Series may elect to retain, rather than distribute, its net long-term capital gains and pay tax on such gains.  In this case, the A-1 Series would elect to have holders of Series A-1 common shares include their proportionate share of such undistributed long-term capital gains in their income and receive a corresponding credit for their proportionate share of the tax paid by the A-1 Series.  Holders of Series A-1 common shares would then increase their adjusted basis in such Series A-1 common shares by the difference between the designated amounts included in their long-term capital gains and the tax deemed paid with respect to their proportionate shares.

If the A-1 Series fails to distribute on an annual basis at least the sum of (1) 85% of its REIT ordinary income for such year, (2) 95% of its REIT capital gain net income for such year and (3) any undistributed taxable income from prior periods, the A-1 Series will be subject to a nondeductible 4% excise tax on the excess of such amount over the sum of (A) the amounts actually distributed (taking into account excess distributions from prior periods) and (B) the amounts of income retained on which the A-1 Series has paid corporate income tax.  The A-1 Series intends to distribute its net income to its shareholders in a manner that satisfies the REIT 90% distribution requirement and that protects it from being subject to U.S. federal income tax on its income and the 4% nondeductible excise tax.

It is possible that the A-1 Series, from time to time, may not have sufficient cash to meet the REIT distribution requirements due to timing differences between (1) the actual receipt of cash, including the receipt of distributions from any partnership subsidiaries and (2) the inclusion of items in income by it for U.S. federal income tax purposes.  In the event that such timing differences occur, in order to meet the distribution requirements, it might be necessary to arrange for short-term, or possibly long-term, borrowings, or to pay dividends in the form of taxable in-kind distributions of property, including taxable stock dividends.  In the case of a taxable stock dividend, holders of Series A-1 common shares would be required to include the dividend as income and would be required to satisfy the tax liability associated with the distribution with cash from other sources including sales of Series A-1 common shares.  Both a taxable stock distribution and sale of Series A-1 common shares resulting from such distribution could adversely affect the price of Series A-1 common shares.

The A-1 Series may be able to rectify a failure to meet the distribution requirements for a year by paying "deficiency dividends" to holders of Series A-1 common shares in a later year, which may be included in its deduction for dividends paid for the earlier year.  In this case, the A-1 Series may be able to avoid losing its REIT qualification.  However, the A-1 Series will be required to pay interest and a penalty based on the amount of any deduction taken for deficiency dividends.

Recordkeeping Requirements

The A-1 Series is required to maintain records and request on an annual basis information from specified holders of Series A-1 common shares.  These requirements are designed to assist the A-1 Series in determining the actual ownership of its outstanding stock and maintaining its qualification as a REIT.

Prohibited Transactions

Net income the A-1 Series derives from a prohibited transaction is subject to a 100% tax.  The term "prohibited transaction" generally includes a sale or other disposition of property (other than foreclosure property) that is held as inventory or primarily for sale to customers in the ordinary course of a trade or business by a REIT, by a lower-tier partnership in which the REIT holds an equity interest or by a borrower that has issued a shared appreciation mortgage or similar debt instrument in the REIT.  The A-1 Series intends to conduct its operations so that the Property and any other asset owned by it or its pass-through subsidiaries will not be held as inventory or primarily for sale to customers, and that a sale of any such assets will not be in the ordinary course of business.  However, whether property is held as inventory or "primarily for sale to customers in the ordinary course of a trade or business" depends on the particular facts and circumstances.  No assurance can be given that any particular property in which the A-1 Series holds a direct or indirect interest will not be treated as property held as inventory or primarily for sale to customers, or that certain safe-harbor provisions of the Internal Revenue Code  discussed below that prevent such treatment will apply.  The 100% tax will not apply to gains from the sale of property by the A-1 Series' TRSs or other taxable corporations, although such income will be subject to tax in the hands of the corporation at regular corporate income tax rates.

The Internal Revenue Code  provides a safe harbor that, if met, allows the A-1 Series to avoid being treated as engaged in a prohibited transaction.  In order to meet the safe harbor, among other things, (i) the A-1 Series must have held the property for at least two years for the production of rental income (and, in the case of property which consists of land or improvements not acquired through foreclosure, the A-1 Series must have held the property for two years for the production of rental income), (ii) the A-1 Series capitalized expenditures on the property in the two years preceding the sale that are less than 30% of the net selling price of the property, and (iii) the A-1 Series (a) has seven or fewer sales of property (excluding certain property obtained through foreclosure) for the year of sale or (b) either (I) the aggregate tax basis of property sold during the year of sale is 10% or less of the aggregate tax basis of all of its assets as of the beginning of the taxable year, or (II) the aggregate fair market value of property sold during the year of sale is 10% or less of the aggregate fair market value of all of its assets as of the beginning of the taxable year, and (III) in the case of either (I) or (II), substantially all of the marketing and development expenditures with respect to the property sold are made through an independent contractor from whom the A-1 Series derives no income.  For these purposes, the sale of more than one property to one buyer as part of one transaction constitutes one sale.

Foreclosure Property

Foreclosure property is real property (including interests in real property) and any personal property incident to such real property (1) that is acquired by a REIT as a result of the REIT having bid on the property at foreclosure, or having otherwise reduced the property to ownership or possession by agreement or process of law, after there was a default (or default was imminent) on a lease of the property or a mortgage loan held by the REIT and secured by the property, (2) for which the related loan or lease was made, entered into or acquired by the REIT at a time when default was not imminent or anticipated and (3) for which such REIT makes a proper election to treat the property as foreclosure property.  REITs generally are subject to tax at the maximum corporate rate (currently 35%) on any net income from foreclosure property, including any gain from the disposition of the foreclosure property, other than income that would otherwise be qualifying income for purposes of the 75% gross income test.  Any gain from the sale of property for which a foreclosure property election has been made will not be subject to the 100% tax on gains from prohibited transactions described above, even if the property would otherwise constitute inventory or dealer property in the hands of the selling REIT.

Although not currently expected, to the extent that the A-1 Series acquires non-performing or distressed debt secured by a real estate asset with a view to subsequently taking control of the collateral (i.e., loan-to-own investments), any property that the A-1 Series acquires through such a transaction will not qualify to be treated as foreclosure property because it will not satisfy condition (2) in the preceding paragraph.  However, provided that the income generated by such property is qualifying income for purposes of the 75% gross income test, such income will not be subject to tax at the maximum corporate rate assuming that it is currently distributed to holders of Series A-1 common shares.  See "—Requirements for Qualification—General—Annual Distribution Requirements."

Failure to Qualify

In the event that the A-1 Series violates a provision of the Internal Revenue Code  that would result in its failure to qualify as a REIT, the A-1 Series may nevertheless continue to qualify as a REIT.  Specified relief provisions will be available to the A-1 Series to avoid such disqualification if (1) the violation is due to reasonable cause and not due to willful neglect, (2) the A-1 Series pays a penalty of $50,000 for each failure to satisfy a requirement for qualification as a REIT and (3) the violation does not include a violation under the gross income or asset tests described above (for which other specified relief provisions are available).  This cure provision reduces the instances that could lead to its disqualification as a REIT for violations due to reasonable cause.  If the A-1 Series fails to qualify for taxation as a REIT in any taxable year and none of the relief provisions of the Internal Revenue Code  apply, the A-1 Series will be subject to tax, including any applicable alternative minimum tax, on its taxable income at regular corporate rates.  Distributions to holders of Series A-1 common shares in any year in which the A-1 Series is not a REIT will not be deductible by it, nor will they be required to be made.  In this situation, to the extent of current and accumulated earnings and profits, and, subject to limitations of the Internal Revenue Code, distributions to holders of Series A-1 common shares will generally be taxable in the case of noncorporate U.S. holders of Series A-1 common shares at a maximum rate of 20% and dividends in the hands of its corporate U.S. holders of Series A-1 common shares may be eligible for the dividends received deduction.  Unless the A-1 Series is entitled to relief under the specific statutory provisions, the A-1 Series will also be disqualified from re-electing to be taxed as a REIT for the four taxable years following the year during which qualification was lost.  It is not possible to state whether the A-1 Series will be entitled to statutory relief in all circumstances.

Tax Aspects of Investments in Partnerships

General

The A-1 Series may hold property through an entity that is classified as a partnership for U.S. federal income tax purposes.  In general, partnerships are "pass-through" entities that are not subject to U.S. federal income tax.  Rather, partners are allocated their proportionate shares of the items of income, gain, loss, deduction and credit of a partnership, and are subject to tax on these items without regard to whether the partners receive a distribution from the partnership.  The A-1 Series will include in its income its proportionate share of these partnership items for purposes of the various REIT income tests, based on its capital interest in such partnership, and in the computation of the A-1 Series' REIT taxable income.  Moreover, for purposes of the REIT asset tests, the A-1 Series includes its proportionate share of assets held by subsidiary partnerships, based on its  capital interest in such partnerships (other than for purposes of the 10% value test, for which the determination of its interest in partnership assets will be based on the A-1 Series' proportionate interest in any securities issued by the partnership excluding, for these purposes, certain excluded securities as described in the Internal Revenue Code).  Consequently, to the extent that the A-1 Series holds an equity interest in a partnership, the partnership's assets and operations may affect its ability to continue to qualify as a REIT, even though it may have no control, or only limited influence, over the partnership.

Entity Classification

The ownership by the A-1 Series of equity interests in a partnership involves special tax considerations, including the possibility of a challenge by the IRS of the status of a subsidiary partnership as a partnership, as opposed to an association taxable as a corporation, for U.S. federal income tax purposes.  If a subsidiary partnership were treated as an association for U.S. federal income tax purposes, it would be taxable as a corporation and, therefore, generally would be subject to an entity-level tax on its income.  In such a situation, the character of the A-1 Series' assets and items of its gross income would change and would preclude it from satisfying the REIT asset tests (particularly the tests generally preventing a REIT from owning more than 10% of the voting securities, or more than 10% of the value of the securities, of a corporation) or the gross income tests as discussed in "—Asset Tests" and "—Gross Income Tests" above, and in turn would prevent the A-1 Series from qualifying as a REIT.  See "—Failure to Qualify," above, for a discussion of the effect of the A-1 Series' failure to meet these tests for a taxable year.

In addition, any change in the status of a subsidiary partnership for tax purposes might be treated as a taxable event, in which case the A-1 Series could have taxable income that is subject to the REIT distribution requirements without receiving any cash.

Tax Allocations with Respect to an Investment in a Partnership

Under the Internal Revenue Code and the Treasury Regulations, income, gain, loss and deduction attributable to appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership must be allocated for tax purposes in a manner such that the contributing partner is charged with, or benefits from, the unrealized gain or unrealized loss associated with the property at the time of the contribution.  The amount of the unrealized gain or unrealized loss is generally equal to the difference between the fair market value of the contributed property at the time of contribution, and the adjusted tax basis of such property at the time of contribution, or a book-tax difference.  Such allocations are solely for U.S. federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners.

Under Section 704(c) of the Internal Revenue Code, income, gain, loss and deduction attributable to appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership or partnership property that has been revalued on the books of the partnership, must be allocated in a manner so that the contributing partners, or partners who held an interest in the partnership at the time of such revaluation, are charged with the unrealized gain or benefit from the unrealized loss associated with the property at the time of such contribution or revaluation.  A subsidiary partnership of the A-1 Series may elect to use the "traditional method" (without remedial or curative allocations or adjustments to other items to offset the effect of the "ceiling rule") for making Section 704(c) allocations with respect to any contributed or revalued property of a partnership in which the A-1 Series invests.  Under the traditional method, which is the least favorable method from the perspective of the A-1 Series, the A-1 Series may be allocated reduced depreciation deductions for tax purposes as a result of any such tax-deferred contributions of property or revaluations.  In addition, the traditional method could cause the A-1 Series to be allocated taxable gain in excess of its corresponding economic or book gain (or taxable loss that is less than its economic or book loss) with respect to a sale of property by a partnership.  Therefore, the use of the traditional method could result in the A-1 Series having taxable income that is in excess of economic income and its cash distributions from a partnership.  This excess taxable income is sometimes referred to as "phantom income" and will be subject to the REIT distribution requirements as described in "—Annual Distribution Requirements." Because the A-1 Series may rely on cash distributions from the partnership in which it invests to meet the REIT distributions requirements, the phantom income could adversely affect the A-1 Series' ability to comply with the REIT distribution requirements discussed above and result in holders of Series A-1 common shares recognizing additional dividend income without an increase in distributions.

Taxation of Holders of Series A-1 Common Shares

Taxation of Taxable U.S. Holders of Series A-1 Common Shares

This section summarizes the taxation of U.S. holders of Series A-1 common shares that are not tax-exempt organizations.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds Series A-1 common shares, the U.S. federal income tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership.  A partner of a partnership holding Series A-1 common shares should consult its tax advisor regarding the U.S. federal income tax consequences to the partner of the acquisition, ownership and disposition of Series A-1 common shares by the partnership.

Distributions.  Provided that the A-1 Series qualifies as a REIT, distributions made to taxable U.S. holders of Series A-1 common shares out of its current or accumulated earnings and profits, and not designated as capital gain dividends, will generally be taken into account by such holders as ordinary dividend income and will not be eligible for the dividends received deduction for corporations.  In determining the extent to which a distribution with respect to Series A-1 common shares constitutes a dividend for U.S. federal income tax purposes, its earnings and profits will be allocated first to distributions with respect to its preferred stock, if any is outstanding, and then to its common stock.  Dividends received from REITs are generally not eligible to be taxed at the preferential qualified dividend income rates currently applicable to noncorporate U.S. holders of Series A-1 common shares who receive dividends from taxable subchapter C corporations.

In addition, distributions from the A-1 Series that are designated as capital gain dividends will be taxed to taxable U.S. holders of Series A-1 common shares as long-term capital gains, to the extent that they do not exceed the A-1 Series' actual net capital gain for the taxable year, without regard to the period for which the U.S. holder has held such Series A-1 common shares.  To the extent that the A-1 Series elects under the applicable provisions of the Internal Revenue Code  to retain its net capital gains, U.S. holders of Series A-1 common shares will be treated as having received, for U.S. federal income tax purposes, its undistributed capital gains as well as a corresponding credit for taxes paid by us on such retained capital gains.

U.S. holders of Series A-1 common shares will increase their adjusted tax basis in such Series A-1 common shares by the difference between their allocable share of such retained capital gain and their share of the tax paid by the A-1 Series.  Corporate U.S. holders of Series A-1 common shares may be required to treat up to 20% of some capital gain dividends as ordinary income.  Long-term capital gains are generally taxable at maximum U.S. federal rates of 20% in the case of noncorporate U.S. holders of Series A-1 common shares, and 35% for corporations.  Capital gains attributable to the sale of depreciable real property held for more than 12 months are subject to a 25% maximum U.S. federal income tax rate for noncorporate U.S. holders of Series A-1 common shares, to the extent of previously claimed depreciation deductions.

A portion of the A-1 Series' distributions may be treated as a return of capital for U.S. federal income tax purposes.  As a general matter, a portion of the A-1 Series' distributions will be treated as a return of capital for U.S. federal income tax purposes if the aggregate amount of its distributions for a year exceeds its current and accumulated earnings and profits for that year.  To the extent that a distribution is treated as a return of capital for U.S. federal income tax purposes, it will reduce a holder's adjusted tax basis in the holder's Series A-1 common shares, and to the extent that it exceeds the holder's adjusted tax basis will be treated as gain resulting from a sale or exchange of such shares.  As a general matter, any such gain will be long-term capital gain if Series A-1 common shares have been held for more than one year.  In addition, any dividend declared by the A-1 Series in October, November or December of any year and payable to a U.S. holder of Series A-1 common shares of record on a specified date in any such month will be treated as both paid by the A-1 Series and received by a U.S. holder of Series A-1 common shares on December 31 of such year, provided that the dividend is actually paid by the A-1 Series before the end of January of the following calendar year.

With respect to noncorporate U.S. holders of Series A-1 common shares, the A-1 Series may elect to designate a portion of its distributions paid to such U.S. holders of Series A-1 common shares as "qualified dividend income."  A portion of a distribution that is properly designated as qualified dividend income is taxable to noncorporate U.S. holders of Series A-1 common shares as capital gain, provided that the U.S. holder of Series A-1 common shares has held such Series A-1 common shares with respect to which the distribution is made for more than 60 days during the 121-day period beginning on the date that is 60 days before the date on which such Series A-1 common shares became ex-dividend with respect to the relevant distribution.  The maximum amount of the A-1 Series' distributions eligible to be designated as qualified dividend income for a taxable year is equal to the sum of:

(1)	the qualified dividend income received by the A-1 Series during such taxable year from subchapter C corporations (including any TRSs);
(2)

the excess of any "undistributed" REIT taxable income recognized during the immediately preceding year over the U.S. federal income tax paid by the A-1 Series with respect to such undistributed REIT taxable income; and

(3)

the excess of any income recognized during the immediately preceding year attributable to the sale of a built-in-gain asset that was acquired in a carry-over basis transaction from a non-REIT corporation or had appreciated at the time its REIT election became effective over the U.S. federal income tax paid by the A-1 Series with respect to such built-in gain.

Generally, dividends that the A-1 Series receives will be treated as qualified dividend income for purposes of (1) above if the dividends are received from a domestic subchapter C corporation, such as any TRSs, and specified holding period and other requirements are met.

To the extent that the A-1 Series has available net operating losses and capital losses carried forward from prior tax years, such losses may reduce the amount of distributions that must be made in order to comply with the REIT distribution requirements.  See "—Requirements for Qualification—General—Annual Distribution Requirements." Such losses, however, are not passed through to U.S. holders of Series A-1 common shares and do not offset income of U.S. holders of Series A-1 common shares from other sources, nor do they affect the character of any distributions that are actually made by the A-1 Series, which are generally subject to tax in the hands of U.S. holders of Series A-1 common shares to the extent that the A-1 Series has current or accumulated earnings and profits.

Dispositions of A-1 Series Common Shares.  In general, a U.S. holder of Series A-1 common shares will realize gain or loss upon the sale, redemption or other taxable disposition of Series A-1 common shares in an amount equal to the difference between the sum of the fair market value of any property and the amount of cash received in such disposition and the U.S. holder's adjusted tax basis in Series A-1 common shares at the time of the disposition.  A U.S. holder's adjusted tax basis in Series A-1 common shares generally will equal the U.S. holders acquisition cost, increased by the excess of net capital gains deemed distributed to the U.S. holder of Series A-1 common shares (as discussed above), less tax deemed paid on it and reduced by returns of capital.  In general, capital gains recognized by individuals and other noncorporate U.S. holders of Series A-1 common shares upon the sale or disposition of Series A-1 common shares will be subject to a maximum U.S. federal income tax rate of 20% if such Series A-1 common shares were held for more than 12 months, and will be taxed at ordinary income rates (of up to 39.6%) if such Series A-1 common shares are held for 12 months or less.  Gains recognized by U.S. holders of Series A-1 common shares that are corporations are subject to U.S. federal income tax at a maximum rate of 35%, whether or not classified as long-term capital gains.  The IRS has the authority to prescribe, but has not yet prescribed, regulations that would apply a capital gain tax rate of 25% (which is generally higher than the long-term capital gain tax rates for noncorporate holders) to a portion of capital gain realized by a noncorporate holder on the sale of REIT stock or depositary shares that would correspond to the REIT's "unrecaptured Section 1250 gain."

Prospective U.S. holders of Series A-1 common shares are advised to consult their tax advisors with respect to their capital gain tax liability.  Capital losses recognized by a U.S. holder of Series A-1 common shares upon the disposition of Series A-1 common shares held for more than one year at the time of disposition will be considered long-term capital losses, and are generally available only to offset capital gain income of the U.S. holder but not ordinary income (except in the case of noncorporate taxpayers, who may offset up to $3,000 of ordinary income each year).  In addition, any loss upon a sale or exchange of shares of Series A-1 common shares by a U.S. holder who has held such Series A-1 common shares for six months or less, after applying holding period rules, will be treated as a long-term capital loss to the extent of distributions received from the A-1 Series that were required to be treated by the U.S. holder of such Series A-1 common shares as long-term capital gain.

If a U.S. holder of Series A-1 common shares recognizes a loss upon a subsequent disposition of its Series A-1 common shares in an amount that exceeds a prescribed threshold, it is possible that the provisions of recently adopted Treasury Regulations involving "reportable transactions" could apply, with a resulting requirement to separately disclose the loss generating transactions to the IRS.  Although these regulations are directed towards "tax shelters," they are written quite broadly and apply to transactions that would not typically be considered tax shelters.  Significant penalties apply for failure to comply with these requirements.  You should consult your tax advisors concerning any possible disclosure obligation with respect to the receipt or disposition of Series A-1 common shares, or transactions that might be undertaken directly or indirectly by us.  Moreover, you should be aware that the A-1 Series and other participants in transactions involving the A-1 Series (including its advisors) might be subject to disclosure or other requirements pursuant to these regulations.

Passive Activity Losses and Investment Interest Limitations

Distributions made by the A-1 Series and gain arising from the sale or exchange by a U.S. holder of Series A-1 common shares will not be treated as passive activity income.  As a result, U.S. holders of Series A-1 common shares will not be able to apply any "passive losses" against income or gain relating to Series A-1 common shares.  Distributions made by the A-1 Series, to the extent they do not constitute a return of capital, generally will be treated as investment income for purposes of computing the investment interest limitation.  A U.S. holder of Series A-1 common shares that elects to treat capital gain dividends, capital gains from the disposition of stock or qualified dividend income as investment income for purposes of the investment interest limitation will be taxed at ordinary income rates on such amounts.

Expansion of Medicare Tax on Unearned Income

Federal legislation requires certain U.S. holders of Series A-1 common shares that are individuals, estates, or trusts to pay an additional 3.8% tax on "net investment income," which includes, among other things, dividends on and gains from the sale or other disposition of stock, effective for taxable years beginning after December 31, 2012.  Prospective U.S. holders of Series A-1 common shares should consult their tax advisors regarding the effect, if any, of this legislation on their ownership and disposition of Series A-1 common shares.

Foreign Accounts

Dividends paid after December 31, 2013, and gross proceeds from the sale or other disposition of Series A-1 common shares paid after December 31, 2016, to "foreign financial institutions" in respect of accounts of U.S. holders of Series A-1 common shares at such financial institutions may be subject to withholding at a rate of 30%.  U.S. holders of Series A-1 common shares should consult their tax advisors regarding the effect, if any, of this legislation on their ownership and disposition of Series A-1 common shares.

Taxation of Tax-Exempt U.S. Holders of  A-1 Series Common Shares

U.S. tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts, generally are exempt from U.S. federal income taxation.  However, they are subject to taxation on their unrelated business taxable income, which is referred to in this registration statement as unrelated business taxable income, or "UBTI." Although many investments in real estate may generate UBTI, the IRS has ruled that dividend distributions from a REIT to a tax-exempt entity do not constitute UBTI.  Based on that ruling, and provided that (1) a tax-exempt U.S. holder has not held Series A-1 common shares as "debt financed property" within the meaning of the Internal Revenue Code  (i.e., where the acquisition or ownership of the property is financed through a borrowing by the tax-exempt U.S. holder of Series A-1 common shares), and (2) Series A-1 common shares are not otherwise used in an unrelated trade or business, distributions from the A-1 Series and income from the sale of Series A-1 common shares generally should not give rise to UBTI to a tax-exempt U.S. holder.

Tax-exempt U.S. holders of Series A-1 common shares that are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans exempt from U.S. federal income taxation under Sections 501(c)(7), (c)(9), (c)(17) and (c)(20) of the Internal Revenue Code, respectively, are subject to different UBTI rules, which generally will require them to characterize distributions from us as UBTI unless they are able to properly claim a deduction for amounts set aside or placed in reserve for specific purposes so as to offset the income generated by their investment in Series A-1 common shares.  These prospective investors should consult their tax advisors concerning these "set aside" and reserve requirements.

In certain circumstances, a pension trust (1) that is described in Section 401(a) of the Internal Revenue Code, (2) is tax exempt under Section 501(a) of the Internal Revenue Code, and (3) that owns more than 10% of the A-1 Series could be required to treat a percentage of the dividends from the A-1 Series as UBTI if the A-1 Series is a "pension-held REIT." The A-1 Series will not be a pension-held REIT unless (1) either (A) one pension trust owns more than 25% of the value of its stock or (B) a group of pension trusts, each individually holding more than 10% of the value of its stock, collectively owns more than 50% of such stock and (2) the A-1 Series would not have qualified as a REIT but for the fact that Section 856(h)(3) of the Internal Revenue Code  provides that stock owned by such trusts shall be treated, for purposes of the requirement that not more than 50% of the value of the outstanding stock of a REIT is owned, directly or indirectly, by five or fewer "individuals" (as defined in the Internal Revenue Code  to include certain entities), as owned by the beneficiaries of such trusts.

Tax-exempt U.S. holders of Series A-1 common shares are urged to consult their tax advisors regarding the U.S. federal, state, local and foreign tax consequences of the acquisition, ownership and disposition of its stock.

Taxation of Non-U.S. Holders of  A-1 Series Common Shares

The following is a summary of certain U.S. federal income tax consequences of the acquisition, ownership and disposition of Series A-1 common shares applicable to non-U.S. holders.  The discussion is based on current law and is for general information only.  It addresses only selective and not all aspects of U.S. federal income taxation.

Ordinary Dividends.  The portion of dividends received by non-U.S. holders of Series A-1 common shares payable out of the A-1 Series' earnings and profits that are not attributable to gains from sales or exchanges of U.S. real property interests and which are not effectively connected with a U.S. trade or business of the non-U.S. holder of Series A-1 common shares generally will be treated as ordinary income and will be subject to U.S. federal withholding tax at the rate of 30%, unless reduced or eliminated by an applicable income tax treaty.  Under some treaties, however, lower rates generally applicable to dividends do not apply to dividends from REITs.

In general, non-U.S. holders of Series A-1 common shares will not be considered to be engaged in a U.S. trade or business solely as a result of their ownership of Series A-1 common shares.  In cases where the dividend income from a non-U.S. holder's investment in its Series A-1 common shares is treated as effectively connected with the non-U.S. holder's conduct of a U.S. trade or business, the non-U.S. holder generally will be subject to U.S. federal income tax at graduated rates, in the same manner as U.S. holders of Series A-1 common shares are taxed with respect to such dividends, and may also be subject to the 30% branch profits tax (unless reduced or eliminated by an applicable income tax treaty) on the income after the application of the income tax in the case of a non-U.S. holder of Series A-1 common shares that is a corporation.

Non-Dividend Distributions.  Unless (1) the Series A-1 common shares constitute a U.S. real property interests, or "USRPIs," or (2) either (A) the non-U.S. holder's investment in Series A-1 common shares is effectively connected with a U.S. trade or business conducted by such non-U.S. holder of Series A-1 common shares (in which case the non-U.S. holder will be subject to the same treatment as U.S. holders of Series A-1 common shares with respect to such gain) or (B) the non-U.S. holder of Series A-1 common shares is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and has a "tax home" in the United States (in which case the non-U.S. holder will be subject to a 30% tax on the individual's net capital gain for the year), distributions by us which are not treated as dividends for U.S. federal income tax purposes (i.e., not treaded as being paid out of the A-1 Series' current and accumulated earnings and profits) will not be subject to U.S. federal income tax.  If it cannot be determined at the time at which a distribution is made whether or not the distribution will constitute a dividend for U.S. federal income tax purposes, the distribution will be subject to withholding at the rate applicable to dividends.  However, the non-U.S. holder of Series A-1 common shares may seek a refund from the IRS of any amounts withheld if it is subsequently determined that the distribution was, in fact, in excess of its current and accumulated earnings and profits and, therefore, did not constitute a dividend for U.S. federal income tax purposes.  In addition, if the Series A-1 common shares constitute USRPIs, as described below, distributions by the A-1 Series in excess of the sum of its earnings and profits plus the non-U.S. holder's adjusted tax basis in its Series A-1 common shares will be taxed under the Foreign Investment in Real Property Tax Act of 1980, or "FIRPTA," at the rate of tax, including any applicable capital gains rates, that would apply to a U.S. holder of Series A-1 common shares of  the same type (e.g., an individual or a corporation, as the case may be), and the collection of the tax will be enforced by a withholding tax (at a rate of 10%) of the amount by which the distribution exceeds the holder of Series A-1 common share's share of the A-1 Series' earnings and profits plus the holder's adjusted basis in its stock.  As discussed below, the A-1 Series expects that the Series A-1 common shares will not be treated as USRPIs in the hands of a non-U.S. holder who holds less than 5% of the Series A-1 common shares.

Because it will not generally be possible for us to determine the extent to which a distribution will be from the A-1 Series current or accumulated earnings and profits at the time the distribution is made, the A-1 Series intends to withhold and remit to the IRS 30% of distributions to non-U.S. holders of Series A-1 common shares (other than distributions that are deemed to be attributable to USRPI capital gains, as described in greater detail below) unless (i) a lower treaty rate applies and the non-U.S. holder of Series A-1 common shares files an IRS Form W-8BEN evidencing eligibility for that reduced treaty rate with us or (ii) the non-U.S. holder of Series A-1 common shares files an IRS Form W‑8ECI with the A-1 Series claiming that the distribution is income effectively connected with the non-U.S. holder's trade or business.  However, if the A-1 Series determines that any of the shares held by a non-U.S. holder is likely to be treated as a USRPI, the A-1 Series intends to withhold and remit to the IRS at least 10% of distributions on such shares even if a lower rate would apply under the preceding discussion.

Capital Gain Dividends.  Under FIRPTA, a distribution made by us to a non-U.S. holder of Series A-1 common shares, to the extent attributable to gains from dispositions of USRPIs held by us directly or through pass-through subsidiaries, or "USRPI capital gains," will be considered effectively connected with a U.S. trade or business of the non-U.S. holder of Series A-1 common shares and will be subject to U.S. federal income tax at the rates applicable to U.S. holders of Series A-1 common shares, without regard to whether the distribution is designated as a capital gain dividend.  In addition, the A-1 Series will be required to withhold tax equal to 35% of the amount of any distribution to the extent it is attributable to USRPI capital gains.  Distributions subject to FIRPTA may also be subject to a 30% branch profits tax in the hands of a non-U.S. holder of Series A-1 common shares that is a corporation.  However, this 35% withholding tax will not apply to any distribution with respect to any class of the A-1 Series stock which is "regularly traded" on an established securities market located in the United States (as defined by applicable Treasury Regulations) if the non-U.S. holder did not own more than 5% of such class of stock at any time during the one-year period ending on the date of such dividend.  Instead, any such distribution will be treated as a distribution subject to the rules discussed above under "—Taxation of Holders of A-1 Series Common Shares—Taxation of Non-U.S. Holders of A-1 Series Common Shares—Ordinary Dividends." Also, the branch profits tax will not apply to such a distribution.

Capital gain dividends received by a non-U.S. holder from a REIT that are not attributable to USRPI capital gains, if any, are generally not subject to U.S. federal income or withholding tax, unless either (1) the non-U.S. holder's investment in Series A-1 common shares is effectively connected with a U.S. trade or business conducted by such non-U.S. holder (in which case the non-U.S. holder will be subject to the same treatment as U.S. holders of Series A-1 common shares with respect to such gain) or (2) the non-U.S. holder of Series A-1 common shares is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and has a "tax home" in the United States (in which case the non-U.S. holder will be subject to a 30% tax on the individual's net capital gain for the year).  The A-1 Series intends to withhold and remit to the IRS 35% of a distribution to a non-U.S. holder of Series A-1 common shares only to the extent that such distribution is attributable to USRPI capital gains.  The amount withheld is creditable against the non-U.S. holder of Series A-1 common share's U.S. federal income tax liability or refundable when the non-U.S. holder properly and timely files a tax return with the IRS.

Dispositions of Series A-1 Common Shares.  Unless the Series A-1 common shares constitute a USRPI, a sale of Series A-1 common shares by a non-U.S. holder generally will not be subject to U.S. federal income taxation under FIRPTA.  The Series A-1 common shares will not be treated as a USRPI if less than 50% of the A-1 Series' assets throughout a prescribed testing period consist of interests in real property located within the United States, excluding, for this purpose, interests in real property solely in a capacity as a creditor.  Even if this test is not met, the Series A-1 common shares nonetheless will not constitute a USRPI if the A-1 Series is a "domestically controlled qualified investment entity." A REIT is a domestically controlled qualified investment entity if, at all times during a specified testing period (generally the lesser of the five-year period ending on the date of disposition of Series A-1 common shares or the period of existence), less than 50% in value of its outstanding stock is held directly or indirectly by non-U.S. holders of Series A-1 common shares.  The A-1 Series expects to be a domestically controlled qualified investment entity and, therefore, the sale of Series A-1 common shares should not be subject to taxation under FIRPTA.  Because the Series A-1 common shares will be publicly traded, however, no assurance can be given that the A-1 Series will be a domestically controlled qualified investment entity.

Specific "wash sale" rules applicable to sales of shares in a REIT could result in gain recognition, taxable under FIRPTA, upon the sale of Series A-1 common shares.  These rules would apply if a non-U.S. holder (1) disposes of Series A-1 common shares within a 30-day period preceding the ex-dividend date of a distribution, any portion of which, but for the disposition, would have been taxable to such non-U.S. holder as gain from the sale or exchange of a USRPI, (2) is treated as acquiring, or as entering into a contract or option to acquire, other Series A-1 common shares during the 61-day period that begins 30 days prior to such ex-dividend date, and (3) if Series A-1 common shares are "regularly traded" on an established securities market in the United States, such non-U.S. holder has owned more than 5% of the Series A-1 common shares at any time during the one-year period ending on the date of such distribution.

In the event that the A-1 Series does not constitute a domestically controlled qualified investment entity, a non-U.S. holder's sale of Series A-1 common shares nonetheless will generally not be subject to tax under FIRPTA as a sale of a USRPI, provided that (1) the Series A-1 common shares are "regularly traded on an established securities market located in the United States" (as defined by applicable Treasury Regulations) and (2) the selling non-U.S. holder owned, actually or constructively, 5% or less of the outstanding Series A-1 common shares at all times during the five-year period ending on the date of sale.  The A-1 Series believes that the Series A-1 common shares will be regularly traded on an established securities market located in the United States; however, no assurance can be given that the Series A-1 common shares will continue to be regularly traded on an established securities market located in the United States.

If gain on the sale of Series A-1 common shares were subject to taxation under FIRPTA, the non-U.S. holder would be subject to the same treatment as a U.S. holder of Series A-1 common shares with respect to such gain, including applicable alternative minimum tax (and a special alternative minimum tax in the case of non-resident alien individuals), and the purchaser of the stock could be required to withhold 10% of the purchase price and remit such amount to the IRS.

Gain from the sale of Series A-1 common shares that would not otherwise be subject to FIRPTA will nonetheless be taxable in the United States to a non-U.S. holder in two cases: (1) if the non-U.S. holder's investment in the Series A-1 common shares is effectively connected with a U.S. trade or business conducted by such non-U.S. holder, the non-U.S. holder of Series A-1 common shares will be subject to the same treatment as a U.S. holder of Series A-1 common shares with respect to such gain or (2) if the non-U.S. holder of Series A-1 common shares is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and has a "tax home" in the United States, the nonresident alien individual will be subject to a 30% tax on the individual's capital gain.

Backup Withholding and Information Reporting

The A-1 Series will report to U.S. holders of Series A-1 common shares and the IRS the amount of dividends paid during each calendar year and the amount of any tax withheld.  Under the backup withholding rules, a U.S. holder of Series A-1 common shares may be subject to backup withholding (the current rate is 28%) with respect to dividends paid, unless the holder (1) is a corporation or comes within other exempt categories and, when required, demonstrates this fact or (2) provides a taxpayer identification number or social security number, certifies under penalties of perjury that such number is correct and that such holder is not subject to backup withholding and otherwise complies with applicable requirements of the backup withholding rules.  A U.S. holder of Series A-1 common shares that does not provide his or her correct taxpayer identification number or social security number may also be subject to penalties imposed by the IRS.  In addition, the A-1 Series may be required to withhold a portion of capital gain distribution to any U.S. holder of Series A-1 common shares who fails to certify its non-foreign status.

The A-1 Series must report annually to the IRS and to each non-U.S. holder of Series A-1 common shares the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required.  Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder of Series A-1 common shares resides under the provisions of an applicable income tax treaty.  A non-U.S. holder of Series A-1 common shares  may be subject to backup withholding unless applicable certification requirements are met.

Payment of the proceeds of a sale of Series A-1 common shares within the United States is subject to both backup withholding and information reporting requirements unless the beneficial owner certifies under penalties of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person) or the holder otherwise establishes an exemption.  Payment of the proceeds of a sale of Series A-1 common shares conducted through certain United States related financial intermediaries is subject to information reporting requirements (but not backup withholding) unless the financial intermediary has documentary evidence in its records that the beneficial owner is a non-U.S. holder and specified conditions are met or an exemption is otherwise established.

Backup withholding is not an additional tax.  Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against such holder's U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Foreign Accounts

Federal legislation may, pursuant to final Treasury Regulations, impose withholding taxes on U.S. source payments made after December 31, 2013 to "foreign financial institutions" and certain other non-U.S. entities and disposition proceeds of U.S. securities realized after December 31, 2016.  Under this legislation, the failure to comply with additional certification, information reporting and other specified requirements could result in withholding tax being imposed on payments of dividends and sales proceeds to U.S. holders of Series A-1 common shares who own Series A-1 common shares through foreign accounts or foreign intermediaries and to certain non-U.S. holders of Series A-1 common shares.  The legislation imposes a 30% withholding tax on dividends on, and gross proceeds from the sale or other disposition of, Series A-1 common shares paid to a foreign financial institution or to a foreign entity other than a financial institution, unless (i) the foreign financial institution undertakes certain diligence and reporting obligations or (ii) the foreign entity that is not a financial institution either certifies it does not have any substantial United States owners or furnishes identifying information regarding each substantial United States owner.  If the payee is a foreign financial institution (that is not otherwise exempt) it must either enter into an agreement with the U.S. Treasury requiring, among other things, that it undertake to identify accounts held by certain U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to account holders whose actions prevent it from complying with these reporting and other requirements, or in the case of a foreign financial institution that is resident in a jurisdiction that has entered into an intergovernmental agreement to implement this legislation, comply with the revised diligence and reporting obligations of such intergovernmental agreement.  Prospective holders of Series A-1 common shares should consult their tax advisors regarding this legislation.

State, Local and Foreign Taxes

The A-1 Series and its subsidiaries and holders of Series A-1 common shares may be subject to state, local and foreign taxation in various jurisdictions, including those in which holders or the A-1 Series transact business, own property or reside.  The state, local or foreign tax treatment of the A-1 Series and holders of Series A-1 common shares may not conform to the U.S. federal income tax treatment discussed above.  Any foreign taxes incurred by us would not pass through to holders of Series A-1 common shares as a credit against their U.S. federal income tax liability.  Prospective investors should consult their tax advisor regarding the application and effect of state, local and foreign income and other tax laws on an investment in Series A-1 common shares.

Proposed Legislation or Other Actions Affecting REITs

The rules dealing with U.S. federal income taxation are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Treasury Department.  No assurance can be given as to whether, when, or in what form, the U.S. federal income tax laws applicable to the A-1 Series and holders of Series A-1 common shares may be enacted.  Changes to the U.S. federal income tax laws and interpretations of U.S. federal tax laws could adversely affect an investment in Series A-1 common shares.

ERISA Considerations

A fiduciary of a pension, profit sharing, retirement or other employee benefit plan (or a plan), subject to the Employee Retirement Income Security Act of 1974, as amended (or ERISA), should consider the fiduciary standards under ERISA in the context of the plan's particular circumstances before authorizing an investment of a portion of such plan's assets in the common shares.  Accordingly, among other things, such fiduciary should consider (i) whether the investment satisfies the diversification requirements of Section 404(a)(1)(C) of ERISA, (ii) whether the investment is in accordance with the documents and instruments governing the plan as required by Section 404(a)(1)(D) of ERISA, and (iii) whether the investment is prudent under ERISA.  In addition to the imposition of general fiduciary standards of investment prudence and diversification, ERISA, and the corresponding provisions of the Internal Revenue Code, prohibit a wide range of transactions involving the assets of the plan and persons who have certain specified relationships to the plan ("parties in interest" within the meaning of ERISA, "disqualified persons" within the meaning of the Internal Revenue Code).  A party in interest or disqualified person who engages in a prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Internal Revenue Code .  In addition, the fiduciary of the plan that is engaged in such a non‑exempt prohibited transaction may be subject to penalties under ERISA and the Internal Revenue Code .  Thus, a plan fiduciary considering an investment in the common shares also should consider whether the acquisition or the continued holding of the common shares might constitute or give rise to a direct or indirect prohibited transaction that is not subject to an exemption issued by the Department of Labor (or the DOL).

The DOL has issued final regulations (or the DOL Regulations) as to what constitutes assets of an employee benefit plan under ERISA.  Under the DOL Regulations, if a plan acquires an equity interest in an entity, which interest is neither a "publicly offered security" nor a security issued by an investment company registered under the 1940 Act, the plan's assets would include, for example, for purposes of the fiduciary responsibility provision of ERISA, both the equity interest and an undivided interest in each of the entity's underlying assets unless certain specified exceptions apply.  The DOL Regulations define a publicly offered security as a security that is "widely held," "freely transferable," and either part of a class of securities registered under the Exchange Act or sold pursuant to an effective registration statement under the Securities Act (provided the securities are registered under the Exchange Act within 120 days after the end of the fiscal year of the issuer during which the public offering occurred).  The common shares are being sold in an offering registered under the Securities Act and will be registered under the Exchange Act.

The DOL Regulations provide that a security is "widely held" only if it is part of a class of securities that is owned by 100 or more investors independent of the issuer and of one another.  A security will not fail to be "widely held" because the number of independent investors falls below 100 subsequent to the initial public offering as a result of events beyond the issuer's control.  We expect the Series A-1 common shares to be "widely held" upon completion of the initial public offering.

The DOL Regulations provide that whether a security is "freely transferable" is a factual question to be determined on the basis of all relevant facts and circumstances.  The DOL Regulations further provide that when a security is part of an offering in which the minimum investment is $10,000 or less, as is the case with this offering, certain restrictions ordinarily will not, alone or in combination, affect the finding that such securities are "freely transferable."  We believe that the restrictions imposed under our charter on the transfer of our common shares are limited to the restrictions on transfer generally permitted under the DOL Regulations and are not likely to result in the failure of common shares to be "freely transferable."  The DOL Regulations only establish a presumption in favor of the finding of free transferability, and, therefore, no assurance can be given that the DOL will not reach a contrary conclusion.

Assuming that the common shares will be "widely held" and "freely transferable," we believe that our common shares will be publicly offered securities for purposes of the DOL Regulations and that our assets will not be deemed to be "plan assets" of any plan that invests in our common shares.

Certain individuals, including us, ETRE Financial, LLC, our Advisor and any of their respective affiliates may be parties in interest and disqualified persons with respect to plans subject to ERISA or the Internal Revenue Code .  Prohibited transactions within the meaning of Section 406 of ERISA or Section 4975 of the Internal Revenue Code  may arise if common shares are acquired or held by a plan with respect to which we, ETRE Financial, LLC, our Advisor or any of their respective affiliates is a party in interest or a disqualified person.  Certain exemptions from the prohibited transaction provisions of Section 406 of ERISA and Section 4975 of the Internal Revenue Code  may be applicable, however, in certain cases, depending in part on the type of plan fiduciary making the decision to acquire the common shares and the circumstances under which such decision is made.  Accordingly, each holder of our common shares will be deemed to have represented and agreed that its purchase and holding of such common shares (or any interest therein) will not constitute or result in a non‑exempt prohibited transaction under ERISA or Section 4975 of the Internal Revenue Code.

Underwriting

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom             are acting as representatives, have severally agreed to purchase, and the A-1 Series has agreed to sell to them, severally, the number of Series A-1 common shares indicated below:

Name	Number of shares

The underwriters and the representatives are collectively referred to as the "underwriters" and the "representatives," respectively. The underwriters are offering the Series A-1 common shares subject to their acceptance of the shares from the A-1 Series and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the Series A-1 common shares offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the Series A-1 common shares offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters' over-allotment option described below.

The underwriters initially propose to offer part of the Series A-1 common shares directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers. After the initial offering of the Series A-1 common shares, the offering price and other selling terms may from time to time be varied by the representatives.

The A-1 Series has granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to            additional Series A-1 common shares at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the Series A-1 common shares by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional Series A-1 common shares as the number listed next to the underwriter's name in the preceding table bears to the total number of Series A-1 common shares listed next to the names of all underwriters in the preceding table.

The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to the A-1 Series. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase up to an additional                Series A-1 common shares.

	Per Share	No Exercise	Full Exercise
Public offering price.................................................
Underwriting discounts and commissions................
Proceeds, before expenses ......................................			

The estimated offering expenses payable by us, exclusive of underwriting discounts and commissions, are approximately $               .

We intend to apply to have our Series A-1 common shares listed on the NASDAQ under the trading symbol "     ."

The A-1 Series, our Advisor, ETRE and each of our directors and officers have agreed that, without the prior written consent of the representatives on behalf of the underwriters, they will not, during the period ending             days after the date of this prospectus:

•                     offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase lend or otherwise transfer or dispose of, directly or indirectly, any Series A-1 common shares or any securities convertible into or exercisable or exchangeable for Series A-1 common shares;

•                     file any registration statement with the Securities and Exchange Commission relating to the offering of any Series A-1 common shares or any securities convertible into or exercisable or exchangeable for Series A-1 common shares; or

•                     enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Series A-1 common shares, whether any such transaction described above is to be settled by delivery of Series A-1 common shares or such other securities, in cash or otherwise.

In addition, the A-1 Series, our Advisor, ETRE and each of our directors and officers have agreed that, without the prior written consent of the representatives on behalf of the underwriters, they will not, during the period ending          days after the date of this prospectus, make any demand for, or exercise any right with respect to, the registration of any Series A-1 common shares or any security convertible into or exercisable or exchangeable for Series A-1 common shares.

The restrictions described in the immediately preceding paragraph do not apply to:

•                     the sale of Series A-1 common shares to the underwriters; or

•                     transactions by any person other than the A-1 Series relating to the Series A-1 common shares or other securities acquired in open market transactions after the completion of the offering of the Series A-1 common shares.

The            day restricted period described in the preceding paragraph will be extended if:

•                     during the last 17 days of the               day restricted period, the A-1 Series issues an earnings release or a material news event relating to the A-1 Series occurs, or

•                     prior to the expiration of the         day restricted period, the A-1 Series announces that it will release earnings results during the 16 day period beginning on the last day of the day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18 day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

In order to facilitate the offering of the Series A-1 common shares, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Series A-1 common shares. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Series A-1 common shares in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, Series A-1 common shares in the open market to stabilize the price of the Series A-1 common shares. These activities may raise or maintain the market price of the Series A-1 common shares above independent market levels or prevent or retard a decline in the market price of the Series A-1 common shares. The underwriters are not required to engage in these activities and may end any of these activities at any time.

The A-1 Series and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of Series A-1 common shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

Pricing of the Offering

Prior to this offering, there has been no public market for the Series A-1 common shares. The price was determined by negotiations between us and the representatives. Among the factors considered in determining the price were the A-1 Series' future prospects and those of its industry in general, the Property's revenues, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to the A-1 Series' activities.

Affiliations

The underwriters and their affiliates may from time to time in the future engage in transactions with us and perform services for us in the ordinary course of business.

Legal Matters

Certain legal matters relating to this offering will be passed upon for us by Clifford Chance US LLP, New York, New York.  In addition, the description of U.S. federal income tax consequences contained in the section of the prospectus entitled "U.S. Federal Income Tax Considerations" is based on the opinion of Clifford Chance US LLP.  Certain legal matters relating to this offering will be passed upon for the underwriters by                         .

Experts

The balance sheet to be included in this prospectus will be audited by             , independent registered public accounting firm.  Such balance sheet will be included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

Where You Can Find More Information

We have filed with the SEC a registration statement on Form S‑11, including exhibits and schedules filed with the registration statement of which this prospectus is a part, under the Securities Act with respect to the Series A-1 common shares to be sold in this offering.  This prospectus does not contain all of the information set forth in the registration statement and exhibits and schedules to the registration statement.  For further information with respect to us, the A-1 Series and the Series A-1 common shares to be sold in this offering, reference is made to the registration statement, including the exhibits and schedules to the registration statement.  Copies of the registration statement, including the exhibits and schedules to the registration statement, may be examined without charge at the public reference room of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549.  Information about the operation of the public reference room may be obtained by calling the SEC at 1‑800‑SEC‑0300.  Copies of all or a portion of the registration statement may be obtained from the public reference room of the SEC upon payment of prescribed fees.  Our SEC filings, including our registration statement, are also available to you, free of charge, on the SEC's website at www.sec.gov.

As a result of this offering, we will become subject to the information and reporting requirements of the Exchange Act and will file periodic reports, proxy statements and will make available to our shareholders annual reports containing audited financial information for each year and quarterly reports for the first three quarters of each fiscal year containing unaudited interim financial information.

INDEX TO FINANCIAL STATEMENTS

AUDITED FINANCIAL STATEMENTS TO BE FILED BY PRE-EFFECTIVE AMENDMENT

F-1

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, Series A-1 common shares only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our Series A-1 common shares.

TABLE OF CONTENTS

Page

Prospectus Summary 1

The Offering 12

Risk factors 13

Forward-Looking Statements 34

Use of Proceeds 36

Distribution Policy 37

Capitalization 38

Management's Discussion and Analysis

of Financial Condition and Results of

Operations 39

Business and Property 44

Our Advisor and the Advisory Agreement 58

Management 65

Principal Shareholders 70

Conflicts of Interest; Certain Relationships

and Related Party Transactions 71

Description of Series A-1 Common Shares 74

Shares Eligible for Future Sale 90

U.S. Federal Income Tax Considerations 91

ERISA Considerations 113

Underwriting 115

Legal Matters 118

Experts 118

Where You Can Find More Information 119

Index to Financial Statements F‑1

Until , 2013 (25 days after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

ETRE REIT, LLC Series A-1 Common Shares Prospectus , 2013

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 31.  Other expenses of issuance and distribution.

The following table shows the fees and expenses, other than underwriting discounts and commissions, to be paid by the A-1 Series in connection with the sale and distribution of the securities being registered hereby.  All amounts except the SEC registration fee are estimated.

(dollars in thousands)

Securities and Exchange Commission registration fee.....................................................................................	$
Financial Industry Regulatory Authority, Inc. filing fee..................................................................................	$ *
NASDAQ listing fee........................................................................................................................................	$ *
Legal fees and expenses (including Blue Sky fees).........................................................................................	$ *
Accounting fees and expenses........................................................................................................................	$ *
Printing and engraving expenses.....................................................................................................................	$ *
Transfer agent fees and expenses...................................................................................................................	$ *
Miscellaneous.................................................................................................................................................	$ *
Total...............................................................................................................................................................	$ *

*          To be furnished by amendment.

Item 32.  Sales to Special Parties.

None.

Item 33.  Recent sales of unregistered securities.

None.

Item 34.  Indemnification of directors and officers.

Pursuant to our operating agreement, we have agreed to indemnify ETRE Financial, LLC, the managing member of our company, and each of our directors and officers, to the fullest extent permitted by law, against all expenses and liabilities (including judgments, fines, penalties, interest, amounts paid in settlement with the approval of the company and counsel fees and disbursements on a solicitor and client basis) arising from the performance of any of their obligations or duties in connection with their service to us or the operating agreement, including in connection with any civil, criminal, administrative, investigative or other action, suit or proceeding to which any such person may hereafter be made party by reason of being or having been the managing member or one of our directors or officers.

Prior to completion of this offering, we intend to enter into separate indemnification agreements with our directors and officers.  Each indemnification agreement will provide, among other things, for indemnification to the fullest extent permitted by law and our operating agreement against any and all expenses, judgments, fines, penalties and amounts paid in settlement of any claim.  The indemnification agreements will provide for the advancement or payment of all expenses to the indemnitee and for reimbursement to us if it is found that such indemnitee is not entitled to such indemnification under applicable law and our operating agreement.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that, in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

We maintain directors' and officers' liability insurance for our officers and directors

Item 35.  Treatment of proceeds from shares being registered.

None of the proceeds will be credited to an account other than the appropriate capital share account.

Item 36.  Financial statements and exhibits.

(a)           Financial Statements.  See page F‑1 for an index of the financial statements that are being filed as part of this Registration Statement.

(b)           Exhibits.  The following is a complete list of exhibits filed as part of the registration statement, which are incorporated herein:

Exhibit number	Exhibit description
1.1*	Form of Underwriting Agreement among ETRE REIT, LLC and the underwriters named therein
3.1*	Certificate of Formation of ETRE REIT, LLC
3.2*	Amended and Restated Limited Liability Company Agreement of ETRE REIT, LLC
3.3*	Bylaws of ETRE REIT, LLC
4.1*	Specimen Series A-1 Common Share Certificate of ETRE REIT, LLC
5.1*	Opinion of Clifford Chance US LLP (including consent of such firm)
8.1*	Tax Opinion of Clifford Chance US LLP (including consent of such firm)
10.1*	Advisory Agreement by and among ETRE REIT, LLC and ETRE Asset Management, LLC.
10.2*	Indemnification Agreement among ETRE REIT, LLC and
10.3*	Indemnification Agreement among ETRE REIT, LLC and
10.4*	Indemnification Agreement among ETRE REIT, LLC and
10.5*	Indemnification Agreement among ETRE REIT, LLC and
10.6*	Indemnification Agreement among ETRE REIT, LLC and
10.7*	Form of Indemnification Agreement among ETRE REIT, LLC and its proposed directors
10.8*	Form of License Agreement
10.9*	Form of Property Management Agreement
21.1*	List of Subsidiaries of ETRE REIT, LLC
23.1*	Consent of Clifford Chance US LLP (included in Exhibit 5.1)
23.2*	Consent of Clifford Chance US LLP (included in Exhibit 8.1)
23.3*	Consent of
24.1	Power of Attorney (included on signature page)
99.1*	Consent of to be named as a proposed director

*          To be filed by amendment.

Item 37.  Undertakings.

(a)           The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b)           Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (or the Securities Act), may be permitted to directors, officers or controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.  If a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(c)           The undersigned registrant hereby further undertakes that:

(1)           For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)           For the purpose of determining any liability under the Securities Act, each post‑effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S‑11 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on [__], 2013.

ETRE REIT, LLC

By:
Name:  Paul Frischer
Title:  President, Chief Executive Officer and Director

Each person whose signature appears below hereby constitutes and appoints Paul Frischer and Jacob Frydman and each of them, such person's true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for such person and in such person's name, place and stead, in any and all capacities, to sign any and all amendments to this Registration Statement, and any additional related registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended (including post‑effective amendments to the registration statement and any such related registration statements), and to file the same, with all exhibits thereto, and any other documents in connection therewith, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

Signatures	Title	Date

By: Paul Frischer	President, Chief Executive Officer and Director (Principal Executive Officer)	[__], 2013
By:	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	[__], 2013
By: Jesse Stein	Director	[__], 2013
By: Jacob Frydman	Director	[__], 2013
By: Scott Panzer	Director	[__], 2013

EXHIBIT INDEX

Exhibit number	Exhibit description
1.1*	Form of Underwriting Agreement among ETRE REIT, LLC and the underwriters named therein
3.1*	Certificate of Formation of ETRE REIT, LLC
3.2*	Amended and Restated Limited Liability Company Agreement of ETRE REIT, LLC
3.3*	Bylaws of ETRE REIT, LLC
4.1*	Specimen Series A-1 Common Share Certificate of ETRE REIT, LLC
5.1*	Opinion of Clifford Chance US LLP (including consent of such firm)
8.1*	Tax Opinion of Clifford Chance US LLP (including consent of such firm)
10.1*	Advisory Agreement by and among ETRE REIT, LLC and ETRE Asset Management, LLC.
10.2*	Indemnification Agreement among ETRE REIT, LLC and
10.3*	Indemnification Agreement among ETRE REIT, LLC and
10.4*	Indemnification Agreement among ETRE REIT, LLC and
10.5*	Indemnification Agreement among ETRE REIT, LLC and
10.6*	Indemnification Agreement among ETRE REIT, LLC and
10.7*	Form of Indemnification Agreement among ETRE REIT, LLC and its proposed directors
10.8*	Form of License Agreement
10.9*	Form of Property Management Agreement
21.1*	List of Subsidiaries of ETRE REIT, LLC
23.1*	Consent of Clifford Chance US LLP (included in Exhibit 5.1)
23.2*	Consent of Clifford Chance US LLP (included in Exhibit 8.1)
23.3*	Consent of
24.1	Power of Attorney (included on signature page)
99.1*	Consent of to be named as a proposed director

*          To be filed by amendment.